Selected Financial and Operating Data
Dollars in millions except per share amounts

At December 31 or for the year ended:	2006[2]	2005[3]	2004	2003	2002
Financial Data[1]					
Operating revenues	$ 63,055	$ 43,764	$ 40,733	$ 40,498	$ 42,821
Operating expenses	$ 52,767	$ 37,596	$ 34,832	$ 34,214	$ 34,383
Operating income	$ 10,288	$ 6,168	$ 5,901	$ 6,284	$ 8,438
Interest expense	$ 1,843	$ 1,456	$ 1,023	$ 1,191	$ 1,382
Equity in net income of affiliates	$ 2,043	$ 609	$ 873	$ 1,253	$ 1,921
Other income (expense) – net	$ 16	$ 14	$ 922	$ 1,767	$ 733
Income taxes	$ 3,525	$ 932	$ 2,186	$ 2,857	$ 2,910
Income from continuing operations	$ 7,356	$ 4,786	$ 4,979	$ 5,859	$ 7,361
Income from discontinued operations, net of tax[4]	$ —	$ —	$ 908	$ 112	$ 112
Income before extraordinary item and cumulative effect of accounting changes	$ 7,356	$ 4,786	$ 5,887	$ 5,971	$ 7,473
Net income[5]	$ 7,356	$ 4,786	$ 5,887	$ 8,505	$ 5,653
Earnings per common share:					
Income from continuing operations	$ 1.89	$ 1.42	$ 1.50	$ 1.77	$ 2.21
Income before extraordinary item and cumulative effect of accounting changes	$ 1.89	$ 1.42	$ 1.78	$ 1.80	$ 2.24
Net income[5]	$ 1.89	$ 1.42	$ 1.78	$ 2.56	$ 1.70
Earnings per common share – assuming dilution:					
Income from continuing operations	$ 1.89	$ 1.42	$ 1.50	$ 1.76	$ 2.20
Income before extraordinary item and cumulative effect of accounting changes	$ 1.89	$ 1.42	$ 1.77	$ 1.80	$ 2.23
Net income[5]	$ 1.89	$ 1.42	$ 1.77	$ 2.56	$ 1.69
Total assets	$270,634	$145,632	$110,265	$102,016	$ 95,170
Long-term debt	$ 50,063	$ 26,115	$ 21,231	$ 16,097	$ 18,578
Construction and capital expenditures	$ 8,320	$ 5,576	$ 5,099	$ 5,219	$ 6,808
Dividends declared per common share[6]	$ 1.35	$ 1.30	$ 1.26	$ 1.41	$ 1.08
Book value per common share	$ 18.52	$ 14.11	$ 12.27	$ 11.57	$ 10.01
Ratio of earnings to fixed charges	5.01	4.11	6.32	6.55	6.20
Debt ratio	34.1%	35.9%	40.0%	32.0%	39.9%
Weighted-average common shares outstanding (000,000)	3,882	3,368	3,310	3,318	3,330
Weighted-average common shares outstanding with dilution (000,000)	3,902	3,379	3,322	3,329	3,348
End of period common shares outstanding (000,000)	6,239	3,877	3,301	3,305	3,318
Operating Data					
Network access lines in service (000)[7]	66,470	49,413	52,356	54,683	57,083
DSL lines in service (000)[7]	12,161	6,921	5,104	3,515	2,199
Wireless customers (000)[8]	60,962	54,144	49,132	24,027	21,925
Number of employees	302,770	189,950	162,700	168,950	175,980

[1]Amounts in the above table have been prepared in accordance with U.S. generally accepted accounting principles.

[2]Our 2006 income statement amounts reflect results from BellSouth Corporation (BellSouth) and AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC, for the two days following the December 29, 2006 acquisition. Our 2006 balance sheet and end-of-year metrics include 100% of BellSouth and AT&T Mobility.

[3]Our 2005 income statement amounts reflect results from AT&T Corp. for the 43 days following the November 18, 2005 acquisition. Our 2005 balance sheet and end-of-year metrics include 100% of ATTC.

[4]Our financial statements for all periods presented reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations. The operational results and the gain associated with the sale of that business are presented in "Income from discontinued operations, net of tax."

[5]Amounts include the following extraordinary item and cumulative effect of accounting changes: 2003, extraordinary loss of $7 related to the adoption of Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" and the cumulative effect of accounting changes of $2,541, which includes a $3,677 benefit related to the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" and a $1,136 charge related to the January 1, 2003 change in the method in which we recognize revenues and expenses related to publishing directories from the "issue basis" method to the "amortization" method; 2002, charges related to a January 1, 2002 adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

[6]Dividends declared by AT&T's Board of Directors reflect the following: 2003, includes three additional dividends totaling $0.25 per share above our regular quarterly dividend payout.

[7]The number presented reflects in-region lines in service (i.e., the 13 states historically served by us). The 2006 number includes BellSouth lines in service.

[8]The number presented represents, for all periods presented, 100% of AT&T Mobility cellular/PCS customers. The 2004 number includes customers from the acquisition of AT&T Wireless Services, Inc. Prior to the December 29, 2006 BellSouth acquisition, AT&T Mobility was a joint venture in which we owned 60% and was accounted for under the equity method.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as "we," "AT&T" or the "Company" throughout this document and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry both domestically and internationally providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a "Note" in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that equal or exceed 100% are not considered meaningful and are denoted with a dash.

RESULTS OF OPERATIONS

Consolidated Results Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our "Segment Results" section. We also discuss our expected revenue and expense trends for 2007 in the "Operating Environment and Trends of the Business" section.

We completed our acquisition of BellSouth Corporation (BellSouth) on December 29, 2006. We thereby acquired BellSouth's 40% economic interest in AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC (Cingular), resulting in 100% ownership of AT&T Mobility. Our consolidated results in 2006 include BellSouth's and AT&T Mobility's operational results for the final two days of the year. (Prior to the acquisition, we reported the income from our 60% share of AT&T Mobility as equity in net income (see Note 6).) We completed our acquisition of AT&T Corp. (ATTC) on November 18, 2005 and have included ATTC results during 2006 and for the 43-day period ended December 31, 2005. In accordance with U.S. generally accepted accounting principles (GAAP), operating results from BellSouth, AT&T Mobility and ATTC prior to their respective acquisition dates are excluded. Our financial statements reflect results from our sold directory advertising business in Illinois and northwest Indiana as discontinued operations (see Note 15). The operational results and the gain associated with the sale of that business are presented in the "Income From Discontinued Operations, net of tax" line item below and on the Consolidated Statements of Income.

				Percent Change	
	2006	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Operating revenues	**$63,055**	$43,764	$40,733	**44.1%**	7.4%
Operating expenses	**52,767**	37,596	34,832	**40.4**	7.9
Operating income	**10,288**	6,168	5,901	**66.8**	4.5
Income before income taxes	**10,881**	5,718	7,165	**90.3**	(20.2)
Income from continuing operations	**7,356**	4,786	4,979	**53.7**	(3.9)
Income from discontinued operations, net of tax	**—**	—	908	**—**	—
Net income	**7,356**	4,786	5,887	**53.7**	(18.7)
Diluted earnings per share	**1.89**	1.42	1.77	**33.1**	(19.8)

Overview

Operating income As noted above, 2006 revenues and expenses reflect the addition of ATTC's results while our 2005 results include only 43 days. Accordingly, the following discussion of changes in our revenues and expenses is significantly affected by the ATTC acquisition. As we only include two days of operating results from BellSouth and AT&T Mobility, those results had little impact on our 2006 consolidated results. Accordingly, except where noted, when we discuss 2006 results, we will be referring only to pre-BellSouth merger AT&T operations.

Our operating income increased $4,120, or 66.8%, in 2006 and $267, or 4.5%, in 2005. Our operating income margin decreased from 14.5% in 2004 to 14.1% in 2005 and increased to 16.3% in 2006. Operating income increased primarily due to the acquisition of ATTC and reflected expense reductions through merger synergies, partially offset by additional amortization expense on those intangibles identified at the time of our acquisition of ATTC, merger-related charges for the BellSouth acquisition and by the negative effects of a continued decline in access lines. Our operating income margin decrease in 2005 reflects expense associated with a charge to terminate an agreement with WilTel Communications (WilTel) and merger-related charges.

Our operating income was slightly offset by the continued decline of retail access lines due to increased competition, as customers continue to disconnect both primary and additional lines and began using wireless and Voice over Internet Protocol (VoIP) technology offered by competitors and cable instead of phone lines for voice and data.

Operating revenues increased $19,291, or 44.1%, in 2006 and $3,031, or 7.4%, in 2005. These increases were primarily due to our acquisition of ATTC and to an increased demand for data products. The increases were slightly offset by continued pressure in voice, reflecting access line decreases and by decreased demand for local wholesale services.

Operating expenses increased $15,171, or 40.4%, in 2006 and $2,764, or 7.9%, in 2005 primarily due to our acquisition of ATTC. The 2006 increase also includes merger-integration costs associated with the BellSouth and ATTC acquisitions of $774 and amortization expense on intangible assets identified at the time of the ATTC merger of $943. Operating expenses were $330 lower due to a change in our vacation policy (see Note 2) and workforce reductions. As of December 31, 2006, we were ahead of schedule with our targeted workforce reductions associated with the ATTC acquisition.

Dollars in millions except per share amounts

The increase in 2005 operating expense includes a $236 charge to terminate an agreement with WilTel, merger-related asset impairments of $349 and severance accrual increases of $283 related to the ATTC acquisition. Partially offsetting these items were decreases due to expenses incurred in 2004 related to strike preparation and labor-contract settlements of $263 and to a net decrease of $186 reflecting changes in postretirement benefits in 2005 and 2004. Our significant expense changes are discussed in greater detail in our "Segment Results" sections.

Interest expense increased $387, or 26.6%, in 2006 and $433, or 42.3%, in 2005. The increase in 2006 was primarily due to recording a full year of interest expense on ATTC's outstanding debt.

The increase in 2005 was primarily due to issuing additional debt in the fourth quarter of 2004, thus accruing interest expense for a full 12 months of 2005 in comparison to less than three months of 2004. In 2004 we issued debt totaling approximately $8,750 to finance our portion of AT&T Mobility's purchase price for AT&T Wireless Services, Inc. (AWE).

Interest income decreased $6, or 1.6%, in 2006 and $109, or 22.2%, in 2005. The decrease in 2006 was primarily due to the lower average balance in 2006 on our shareholder loan to AT&T Mobility, which was partially offset by increased interest income on advances to AT&T Mobility under the terms of our revolving credit agreement (see Note 14). Prior to the December 29, 2006 acquisition of BellSouth, AT&T Mobility borrowed funds from us under a shareholder loan and revolving credit agreement. Following the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary and our consolidated financial statements will no longer include interest income or interest expense paid from subsidiaries.

The decrease in 2005 was primarily due to lower investment balances during 2005 as investments held for the majority of 2004 were liquidated and used to fund our portion of AT&T Mobility's purchase price for AWE, and less income earned on our advances to AT&T Mobility resulting from payments during 2005 on a portion of outstanding advances due to us.

Equity in net income of affiliates increased $1,434 in 2006 and decreased $264, or 30.2%, in 2005. The increase in 2006 was primarily due to our proportionate share of AT&T Mobility's improved results of $1,308 in 2006. The 2005 decrease was due to lower results from our international holdings of $345, partially offset by an increase of $170 in our proportionate share of AT&T Mobility's results.

Investments in partnerships, joint ventures and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Prior to the December 29, 2006 BellSouth acquisition (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we had been sharing control equally with BellSouth. We had equal voting rights and representation on the Board of Directors that controlled AT&T Mobility. (After the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary of AT&T and wireless results will be reflected in operating revenues and expenses on our Consolidated Statements of Income.)

Other income (expense) – net We had other income of $16 in 2006, $14 in 2005 and $922 in 2004. There were no individually significant other income or expense transactions during 2006.

Results for 2005 primarily included a gain of $108 on the sales of shares of Amdocs Limited (Amdocs), American Tower Corp. (American Tower) and Yahoo! Inc. (Yahoo) and other miscellaneous gains. These gains were partially offset by other expenses of $126 to reflect an increase in value of a third-party minority holder's interest in an AT&T subsidiary's preferred stock and other miscellaneous expenses.

Results for 2004 primarily included a gain of $832 on the sale of our investment in Belgacom S.A., gains of $270 on the sales of shares of Amdocs and Yahoo, and a gain of $57 on the sales of shares of Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil S.A. de C.V. (América Móvil). Included in items that partially offset those gains were losses of $138 on the sale of all of our shares of TDC and $82 on the sale of all of our shares of Telkom S.A. Limited.

Income taxes increased $2,593 in 2006 and decreased $1,254, or 57.4%, in 2005. Our effective tax rate in 2006 was 32.4%, compared to 16.3% in 2005 and 30.5% in 2004. The increase in income tax expense in 2006 compared to 2005 was primarily due to the higher income before income taxes in 2006 and our agreement in December 2005 with the Internal Revenue Service (IRS) to settle certain claims principally related to the utilization of capital losses and tax credits for tax years 1997-1999. The settlement resulted in our recognition of $902 of reduced income tax expense in 2005. The decrease in income taxes and our effective tax rate in 2005 compared to 2004 was due primarily to our agreement with the IRS, discussed above. (See Note 9)

Income from discontinued operations was $908 in 2004 and represents results from the directory advertising business in Illinois and northwest Indiana that we sold in 2004. (See Note 15)

Segment Results

Our segments represent strategic business units that offer different products and services and are managed accordingly. As a result of our November 18, 2005 acquisition of ATTC we revised our segment reporting to represent how we now manage our business, restating prior periods to conform to the current segments. Due to the proximity of our December 29, 2006 acquisition of BellSouth to year-end, we have reported the two days of results from BellSouth in the other segment. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes (see Note 4). Each segment's percentage of total segment operating revenue calculation is derived from our segment results table in Note 4 and reflects amounts before eliminations. Operating income percentage fluctuations were largely due to improved results in our wireless segment as well as the inclusion of ATTC in our wireline segment for all of 2006, as opposed to only 43 days in 2005. We have four reportable segments: (1) wireline, (2) wireless, (3) directory and (4) other.

The ***wireline segment*** accounted for approximately 58% of our 2006 total segment operating revenues as compared to 50% in 2005; and 54% of our 2006 total segment income as compared to 58% in 2005. This segment provides both retail and wholesale landline telecommunications services, including local and long-distance voice, switched access, Internet Protocol (IP) and Internet access data, messaging services, managed networking to business customers, our U-verse^{SM}

video service and satellite television services through our agreement with EchoStar Communications Corp. (EchoStar).

The **wireless segment** accounted for approximately 37% of our 2006 total segment operating revenues as compared to 44% in 2005; and 21% of our 2006 total segment income as compared to 7% in 2005. This segment offers both wireless voice and data communications services across the United States, providing cellular and PCS services. This segment reflects 100% of the results reported by AT&T Mobility, which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. Although we analyze AT&T Mobility's revenues and expenses under the wireless segment, we eliminated all results from the wireless segment prior to our December 29, 2006 acquisition in our consolidated financial statements and reported our 60% proportionate share of results from that period as equity in net income of affiliates. The results from the wireless segment for the two days following the acquisition are not eliminated and are now included in the 2006 consolidated company results.

The **directory segment** accounted for approximately 4% of our 2006 total segment operating revenues as compared to 5% in 2005; and 12% of our 2006 total segment income as compared to 27% in 2005. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory and Internet-based advertising. This segment does not include BellSouth's directory operations for the two days following the December 29, 2006

acquisition, which are recorded in the other segment. In November 2004, a subsidiary in our directory segment entered into a joint venture agreement with BellSouth and acquired the Internet directory publisher YELLOWPAGES.COM (YPC). Following the December 29, 2006 acquisition of BellSouth, YPC became a wholly-owned subsidiary of AT&T.

The **other segment** accounted for approximately 1% of our 2006 and 2005 total segment operating revenues and 13% of our 2006 total segment income, as compared to 8% in 2005. This segment includes 100% of the results of BellSouth for the two days following the December 29, 2006 acquisition, as well as results from Sterling Commerce Inc. (Sterling) and from all corporate and other operations. In addition, the other segment contains our portion of the results from our international equity investments and from AT&T Mobility, prior to the December 29, 2006 acquisition, as equity in net income of affiliates. Although we analyze AT&T Mobility's revenues and expenses under the wireless segment, we record its equity in net income of affiliates in this segment. We sold our paging operations in November 2005.

The following tables show components of results of operations by segment. We discuss significant segment results following each table. We discuss capital expenditures for each segment in "Liquidity and Capital Resources." In addition, the wireless segment's 2005 operating revenue and expense percentage increases and decreases are not considered meaningful due to AT&T Mobility's fourth-quarter 2004 acquisition of AWE, and are denoted with a dash.

Wireline
Segment Results

				Percent Change	
	2006	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Segment operating revenues					
Voice	**$33,908**	$24,484	$23,553	**38.5%**	4.0%
Data	**18,068**	10,734	9,046	**68.3**	18.7
Other	**6,500**	4,287	3,850	**51.6**	11.4
Total Segment Operating Revenues	**58,476**	39,505	36,449	**48.0**	8.4
Segment operating expenses					
Cost of sales	**26,206**	17,945	16,412	**46.0**	9.3
Selling, general and administrative	**14,305**	9,912	8,821	**44.3**	12.4
Depreciation and amortization	**9,614**	7,426	7,322	**29.5**	1.4
Total Segment Operating Expenses	**50,125**	35,283	32,555	**42.1**	8.4
Segment Income	**$ 8,351**	$ 4,222	$ 3,894	**97.8%**	8.4%

Operating Margin Trends
Our wireline segment operating income margin was 14.3% in 2006, compared to 10.7% in 2005 and 2004. Our wireline segment operating income increased $4,129 in 2006 and $328 in 2005. The improving operating income and margin primarily reflects incremental revenue and expenses from our acquisition of ATTC for the year in 2006 and for the last 43 days in 2005, as well as lower expenses as a result of merger synergies. This improvement was partially offset by additional amortization expense and lower voice revenue as a result of continued in-region (i.e., the 13 states historically served by us) access line declines due to increased competition, as customers disconnected lines and switched to competitors' alternative technologies, such as wireless and VoIP, for voice and data.

The improvement in our wireline segment operating income in 2005 was due primarily to the continued growth in our data and long-distance revenues, which more than offset the loss of voice revenue. During 2005, our operating income margin was pressured on the cost side due to a charge to terminate an existing agreement with WilTel and by higher costs caused by our growth initiatives in long distance and DSL. Additionally, our co-branded AT&T | DISH Network satellite TV service, sales in the large-business market and higher repair costs caused by severe weather in our traditional regions also put pressure on our operating income margin.

Dollars in millions except per share amounts

Voice revenues increased $9,424, or 38.5%, in 2006 and $931, or 4.0%, in 2005 primarily due to the acquisition of ATTC. Included in voice revenues are revenues from long distance, local voice and local wholesale services. Voice revenues do not include any of our VoIP revenues, which are included in data revenues.

- Long-distance revenues increased $9,268 in 2006 and $1,673 in 2005. The increase in long-distance revenues in 2006 was driven almost entirely by the acquisition of ATTC. Also contributing to the increase in 2006 were higher long-distance penetration levels. However, our long-distance revenue growth continued to slow in 2006, reflecting continuing market maturity and a continuing decline in ATTC's mass-market customers. Competitive pricing for large-business customers also contributed to slowing long-distance revenue growth in 2006. The increase in long-distance revenues in 2005 was driven primarily by the acquisition of ATTC. Also contributing to the increase in 2005 were increases in long-distance penetration levels and sales of combined long-distance and local calling fixed-fee offerings (referred to as "bundling"). These increases were partially offset by continued market maturity, which slowed revenue growth in 2005.
- Local voice revenues increased $708 in 2006 and decreased $607 in 2005. The increase in local voice revenues in 2006 primarily reflects our acquisition of ATTC. However, we expect that revenues from ATTC's mass-market customers will continue to decline on a sequential quarterly basis. Local voice revenues in 2006 and 2005 were negatively impacted by continued declines in customer demand, calling features (e.g., Caller ID and voice mail), inside wire and retail payphone revenues. We expect our local voice revenue to continue to be negatively affected by increased competition, including customers shifting to competitors' wireless and VoIP technology for voice, and the disconnection of additional lines for DSL service and other reasons. Partially offsetting these demand-related declines in 2006 were revenue increases related to pricing increases for regional telephone service and calling features.
- Lower demand for local wholesale services, primarily due to the decline in Unbundled Network Element-Platform (UNE-P) lines, decreased revenue $552 in 2006 and $135 in 2005. Lines provided under the former UNE-P rules (which ended in March 2006) declined, as competitors moved to alternate arrangements to serve their customers or their customers chose an alternative technology. (UNE-P lines are classified as wholesale in the "Access Line Summary" table.) In 2006, these demand-related decreases were partially offset by price increases as we entered into long-term contracts with our competitors. Competitors who represented a majority of our UNE-P lines have signed commercial agreements with us and therefore remain our wholesale customers. For the remaining UNE-P lines, we believe, based on marketing research, that customers primarily switched to competitors using alternative technologies or their own networks as opposed to returning as our retail customers.

Data revenues increased $7,334, or 68.3%, in 2006 and $1,688, or 18.7%, in 2005. The increase in data revenues was due to increases in IP data of $2,846 in 2006 and $931 in 2005, increases in transport of $2,427 in 2006 and $433 in 2005 and increases in packet switched services of $2,061 in 2006 and $324 in 2005, all of which increased predominantly due to the acquisition of ATTC. Data revenues accounted for approximately 31% of our wireline operating revenues in 2006, 27% in 2005 and 25% in 2004.

Included in IP data revenues are DSL, dedicated Internet access, Virtual Private Network (VPN) and other hosting services. Contributing to the increase in IP data services was continued growth in DSL, our broadband Internet-access service. DSL service increased data revenues $427 in 2006 and $444 in 2005, reflecting an increase in DSL lines in service and, in 2005, was partially driven by lower-priced promotional offerings as a response to competitive pricing pressures. Revenue from our VPN product also contributed to IP data growth in 2006.

Our transport services, which include DS1s and DS3s (types of dedicated high-capacity lines), and SONET (a dedicated high-speed solution for multi-site businesses), represented approximately 50% of total data revenues in 2006, 61% of total data revenues in 2005 and 67% of total data revenues in 2004. This decrease in percentage was primarily driven by higher revenue growth from IP-based technology, slightly offset by revenue growth from transport services. Revenue growth in 2006 was due to an increase in demand for transport services partially offset by competitive pricing.

Our packet switched services includes Frame Relay, asynchronous transfer mode (ATM) and managed packet services. As customers continue to shift from this traditional technology to IP-based technology, we expect these services to decline as a percentage of our overall data revenues.

Other operating revenues increased $2,213, or 51.6%, in 2006 and $437, or 11.4%, in 2005. The 2006 increase was primarily due to incremental revenue from our acquisition of ATTC. Major items included in other operating revenues are integration services and customer premises equipment, outsourcing, directory and operator assistance services and government-related services, which account for more than 67% of total revenue for all periods. Our co-branded AT&T | DISH Network satellite TV service increased revenue $36 in 2006 and $196 in 2005. Our AT&T | DISH revenue growth in 2006 moderated due to the restructuring of our agreement with EchoStar in September 2005, which put us on a commission basis when signing up future customers. Price increases, primarily in directory assistance, increased revenues $35 in 2006 and $23 in 2005. Revenue also increased $70 from intellectual property license fees in 2006.

Cost of sales expenses increased $8,261, or 46.0%, in 2006 and $1,533, or 9.3%, in 2005. The 2006 increase was primarily due to recording additional expenses resulting from the acquisition of ATTC. Cost of sales consists of costs we incur in order to provide our products and services, including costs of operating and maintaining our networks. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, operator services, information technology, property taxes related to

elements of our network and payphone operations. Pension and postretirement costs, net of amounts capitalized as part of construction labor, are also included to the extent that they are allocated to our network labor force and other employees who perform the functions listed in this paragraph.

In addition to the impact of the ATTC acquisition, cost of sales in 2006 increased due to the following:

- Higher nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs, of $163.
- Higher in-region benefit expenses, consisting primarily of our combined net pension and postretirement cost, increased expense $159, primarily due to changes in our actuarial assumptions, which included the reduction of our discount rate from 6.00% to 5.75% (which increases expense), and amortization of net losses on plan assets in prior years.
- Higher traffic compensation expenses (for access to another carrier's network) of $109 primarily due to increased volume of local traffic (telephone calls) terminating on competitor networks and wireless customers.
- Salary and wage merit increases and other bonus accrual adjustments of $48.

Partially offsetting these increases, cost of sales in 2006 decreased due to:

- Equipment sales and related network integration services decreased $418 primarily due to lower demand and as a result of the September 2005 amendment of our agreement for our co-branded AT&T | DISH Network satellite TV service. Prior to restructuring our relationship with EchoStar in September 2005, we had been recording both revenue and expenses for AT&T | DISH Network satellite TV customers, resulting in relatively high initial customer acquisition costs. Costs associated with equipment for large-business customers (as well as DSL and, previously, satellite video) typically are greater than costs associated with services that are provided over multiple years.
- Lower employee levels, primarily salary and wages, decreased expenses $296.
- A change made during 2006 in our policy regarding the timing for earning vacation days decreased expenses $225.
- Merger severance expenses in the prior year were higher than in the current year by $176.
- In-region weather-related repair costs incurred in 2005 decreased expenses $100 in 2006.
- Severance expenses in the prior year were higher than in the current year by $73.

In addition to the impact of ATTC, cost of sales in 2005 increased due to the following:

- Higher traffic compensation expenses of $330 primarily due to growth in our long-distance service.
- Higher equipment sales and related network integration services of $195 reflecting our emphasis on growth in DSL and sales in the large-business market and video.
- Merger severance accruals in 2005 of $176.
- Salary and wage merit increases and other bonus accrual adjustments of $170.
- Repair costs related to severe weather increased expenses $100.

Partially offsetting these increases, cost of sales in 2005 decreased due to:

- Lower employee levels decreased expenses, primarily salary and wages, by $322.
- In-region benefit expenses (consisting primarily of our combined net pension and postretirement cost) decreased $154 due to the one-time accrual in 2004 for a retiree bonus as a result of the settlement of our labor-contract negotiations, $12 as a result of changes made in 2005 to medical coverage for most managers and $20 related to changes in phone concessions for out-of-region retirees.
- Nonemployee-related expenses such as contract services, agent commissions and materials and supplies costs decreased $100.

Selling, general and administrative expenses increased $4,393, or 44.3%, in 2006 and $1,091, or 12.4%, in 2005. The 2006 increase was primarily related to recording increased expenses due to the acquisition of ATTC. Selling, general and administrative expenses consist of our provision for uncollectible accounts; advertising costs; sales and marketing functions, including our retail and wholesale customer service centers; centrally managed real estate costs, including maintenance and utilities on all owned and leased buildings; credit and collection functions; and corporate overhead costs, such as finance, legal, human resources and external affairs. Pension and postretirement costs are also included to the extent that they relate to employees who perform the functions listed in this paragraph.

In addition to the impact of the ATTC acquisition, selling, general and administrative expenses in 2006 also increased due to the following:

- Other in-region wireline segment costs of $809 primarily due to advertising costs related to promotion of the AT&T brand name. In addition, other advertising expenses increased $117.
- Higher nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs of $103.
- Higher in-region benefit expenses, consisting primarily of our combined net pension and postretirement cost, increased expense $73, primarily due to changes in our actuarial assumptions, which included the reduction of our discount rate from 6.00% to 5.75% (which increases expense) and net losses on plan assets in prior years.

Partially offsetting these increases, selling, general and administrative expenses in 2006 decreased due to:

- ATTC merger-related asset impairment charges of $349 and merger-related severance expense of $107 in the prior year resulted in lower expenses in 2006.
- Lower employee levels, primarily salary and wages, decreased expenses by $239.
- Expenses decreased in 2006 due to a charge of $236 in 2005 to terminate existing agreements with WilTel, which will continue to provide transitional and out-of-market long-distance services under a new agreement, which commenced in November 2005 as a result of our acquisition of ATTC.
- A change made during 2006 in our policy regarding the timing for earning vacation days decreased expenses $96.

- Our provision for uncollectible accounts decreased $87, as we experienced fewer losses from our retail customers and a decrease in bankruptcy filings by our wholesale customers.

In addition to the impact of ATTC, selling, general and administrative expenses in 2005 increased due to:

- ATTC merger-related asset impairment charges of $349 and merger-related severance expense of $107 increased expenses.
- Expenses increased due to a charge of $236 to terminate an existing agreement with WilTel.
- Salary and wage merit increases and other bonus accrual adjustments increased expenses $108.

Partially offsetting these increases, expenses in 2005 decreased due to the following:

- Lower employee levels decreased expenses, primarily salary and wages, by $264.
- In-region benefit expenses (consisting primarily of our combined net pension and postretirement cost) decreased $79 due to the one-time accrual in 2004 for a retiree bonus as a result of the settlement of our labor contract negotiations, $66 as a result of changes made to management medical coverage in 2005 and $73 related to changes in phone concessions for out-of-region retirees.

- Lower nonemployee-related expenses, such as contract services, agent commissions and materials and supplies costs of $59.
- Our provision for uncollectible accounts decreased $55, as we experienced fewer losses from our retail customers and a decrease in bankruptcy filings by our wholesale customers.

Depreciation and amortization expenses increased $2,188, or 29.5%, in 2006 and $104, or 1.4%, in 2005 primarily due to higher depreciable and amortizable asset bases as a result of the ATTC acquisition.

Supplemental Information

Access Line Summary Our in-region switched access lines at December 31, 2006 and 2005 are shown below and access line trends are addressed throughout this segment discussion.

Wireline In-Region[1]
Switched Access Lines

(In 000s)	2006	2005	2004	Percent Change 2006 vs. 2005	Percent Change 2005 vs. 2004
Retail Consumer					
Primary	**21,841**	22,793	23,206	**(4.2)%**	(1.8)%
Additional	**3,466**	3,890	4,322	**(10.9)**	(10.0)
Retail Consumer Subtotal	**25,307**	26,683	27,528	**(5.2)**	(3.1)
Retail Business	**17,136**	17,457	17,552	**(1.8)**	(0.5)
Retail Subtotal	**42,443**	44,140	45,080	**(3.8)**	(2.1)
Percent of total switched access lines	**91.7%**	89.3%	86.1%		
Wholesale					
Sold through ATTC	**1,044**	1,638	2,337	**(36.3)**	(29.9)
Sold to other CLECs[2]	**2,571**	3,300	4,509	**(22.1)**	(26.8)
Wholesale Subtotal	**3,615**	4,938	6,846	**(26.8)**	(27.9)
Percent of total switched access lines	**7.8%**	10.0%	13.1%		
Payphone (Retail and Wholesale)	**249**	335	430	**(25.7)**	(22.1)
Percent of total switched access lines	**0.5%**	0.7%	0.8%		
Total Switched Access Lines	**46,307**	49,413	52,356	**(6.3)%**	(5.6)%
Broadband Connections[3]	**8,538**	6,921	5,104	**23.4%**	35.6%

[1]Wireline In-region represents access lines served by AT&T's ILECs (excludes subsidiaries of BellSouth).
[2]Competitive local exchange carriers (CLECs).
[3]Broadband connections include DSL lines of 8,529 in 2006 and 6,921 in 2005, U-verse high-speed Internet access and satellite broadband.

Wireless
Segment Results

	2006	2005	2004	**2006 vs.** **2005**	2005 vs. 2004
				Percent Change[1]	
Segment operating revenues					
Service	**$33,756**	$30,638	$17,602	**10.2%**	—
Equipment	**3,750**	3,795	1,963	**(1.2)**	—
Total Segment Operating Revenues	**37,506**	34,433	19,565	**8.9**	—
Segment operating expenses					
Cost of services and equipment sales	**15,056**	14,387	7,611	**4.7**	—
Selling, general and administrative	**11,447**	11,647	7,349	**(1.7)**	—
Depreciation and amortization	**6,436**	6,575	3,077	**(2.1)**	—
Total Segment Operating Expenses	**32,939**	32,609	18,037	**1.0**	—
Segment Operating Income	**4,567**	1,824	1,528	**—**	19.4
Interest Expense	**1,186**	1,260	900	**(5.9)**	40.0
Equity in Net Income (Loss) of Affiliates	**—**	5	(415)	**—**	—
Other − net	**(139)**	(38)	(70)	**—**	45.7
Segment Income	**$ 3,242**	$ 531	$ 143	**—**	—

[1]AT&T Mobility's 2005 operating revenue and expense percentage increases and decreases are not considered meaningful due to AT&T Mobility's fourth-quarter 2004 acquisition of AWE and are denoted with a dash.

Accounting for AT&T Mobility

The wireless segment reflects 100% of the results reported by AT&T Mobility (formerly Cingular), which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition and became a wholly-owned subsidiary of AT&T. Prior to the acquisition of BellSouth, we accounted for our 60% economic interest in our AT&T Mobility joint venture under the equity method of accounting in our consolidated financial statements. This means that for periods prior to the acquisition, our consolidated results included AT&T Mobility's results in the "Equity in net income of affiliates" line. Once the acquisition closed and AT&T Mobility became a wholly-owned subsidiary, GAAP requires that results from the wireless segment be included as operating revenues and expenses in our consolidated results. Accordingly, results from this segment for the last two days of 2006 were included as operating revenues and expenses and not in the "Equity in net income of affiliates" line.

When analyzing our segment results, we evaluate AT&T Mobility's results on a stand-alone basis using information provided by AT&T Mobility during the year. For periods before the acquisition, including 100% of AT&T Mobility's results in our wireless segment operations (rather than 60% in equity in net income of affiliates) affected the presentation of this segment's revenues, expenses, operating income, nonoperating items and segment income but did not affect our consolidated net income.

Acquisition of AT&T Wireless Services, Inc. (AWE)

On October 26, 2004, AT&T Mobility acquired AWE for approximately $41,000 in cash. We and BellSouth funded, by means of an equity contribution to AT&T Mobility, a significant portion of the acquisition's purchase price. Based on our 60% equity ownership of AT&T Mobility, and after taking into account cash on hand at AWE, we provided approximately $21,600 to fund the purchase price.

Wireless Customer and Operating Trends

As of December 31, 2006, we served 61.0 million wireless customers, compared to 54.1 million at December 31, 2005 and 49.1 million at December 31, 2004. Wireless customer net additions increased 37.7% in 2006 and 50.0% in 2005 with 54% of the 2006 net additions coming from postpaid customers, 28% from resellers and 18% from prepaid customers. Postpaid customer growth was driven by lower churn, which benefited from network and customer service improvements and continued high levels of advertising over the past year. Also contributing to the increase in net additions was a significant increase in prepaid gross additions. Gross customer additions were 19.2 million in 2006 and 18.5 million in 2005. Postpaid customer gross additions declined due to the streamlining of operations, such as the reduction of retail stores and agents, and fewer customers switching to AT&T Mobility from other providers related to lower industry churn.

Competition, lower industry churn and increased wireless penetration as the wireless market matures will continue to impact wireless gross additions, revenue growth, expenses and put pressure on margins. We expect that future revenue growth will become increasingly dependent on minimizing customer turnover (customer churn) and on increasing service average revenue per user/customer (ARPU).

Our wireless segment ARPU has weakened slightly over the past several years, as we have offered a broader array of plans to expand our customer base, including increased growth among lower-ARPU prepaid and reseller customers. We have also responded to increasing competition, resulting in pricing reductions. Additionally, the increase in prepaid and reseller customers over the past year has contributed to the decline in ARPU. We expect continued pressure on ARPU, despite our increasing revenue from data services.

Dollars in millions except per share amounts

ARPU declined 1.1% in 2006 due to a decrease in local service, net roaming and other revenue per customer mostly offset by a 44.8% increase in average data revenue per customer and increased long-distance revenue per customer. The continued increase in data revenue was related to increased use of text messaging, Internet access, e-mail and other data services, which we expect to grow as we continue expanding our third-generation (3G) service. ARPU declined 0.1% in 2005 due to a decrease in local service and net roaming revenue per customer virtually offset by an increase of 115% in average data revenue per customer and increased long-distance revenue per customer. In 2006, local service revenue per customer declined primarily due to the addition of a disproportionately higher percentage of prepaid and reseller customers which provide significantly lower ARPU than postpaid customers; customer shifts to all-inclusive rate plans that offer lower monthly charges; free mobile-to-mobile plans that allow our wireless customers to call other AT&T Mobility customers at no charge and, to a lesser extent, "rollover" minutes. An increase in customers on rollover plans tends to lower average monthly revenue per customer, since unused minutes (and associated revenue) are deferred until subsequent months for up to one year.

The effective management of wireless customer churn is critical to our ability to maximize revenue growth and to maintain and improve margins. Wireless customer churn rate is calculated by dividing the aggregate number of wireless customers (primarily prepaid and postpaid) who cancel service during each month in a period by the total number of wireless customers at the beginning of each month in that period. Our wireless segment churn rate was 1.8% in 2006, down from 2.2% in 2005 and 2.7% in 2004. The churn rate for postpaid customers was 1.5% in 2006, down from 1.9% in 2005 and 2.3% in 2004. The decline in postpaid churn reflects continuing benefits from the acquisition of AWE, including more affordable rate plans, broader network coverage and higher network quality, as well as exclusive devices and free mobile-to-mobile calling among our wireless customers.

While we anticipate continued improvements to our wireless network and customer care and more attractive customer offerings, we expect additional disconnects from the ongoing phase out of the former AWE prepaid plans and from customers that have been using the analog and Time Division Multiple Access (TDMA) networks; we plan to cease operating these networks in early 2008. These disconnects, plus the increasing mix of prepaid and reseller customers in our customer base, are expected to pressure churn rates in the future.

We expect cost of services to stabilize due to the substantial completion of our network integration of AWE and reduced payments to T-Mobile USA (T-Mobile) for the use of its network in California and Nevada, and to a lesser extent, lower expenses related to operating, maintaining and decommissioning outdated networks that duplicated our Global System for Mobile Communication (GSM) networks while integrating networks acquired from AWE. AT&T Mobility's remaining purchase commitment to T-Mobile was $202 at December 31, 2006. As of December 31, 2006, more than 91% of AT&T Mobility's customers in California and Nevada were on the AT&T Mobility network.

Wireless Operating Results

Our wireless segment operating income margin was 12.2% in 2006, 5.3% in 2005 and 7.8% in 2004. The higher margin in 2006 was primarily due to revenue growth of $3,073, which exceeded our increase in operating expenses of $330.

The lower margins in 2005 and 2004 were primarily attributable to the acquisition of AWE in late October 2004. Operating expenses increased $14,572 in 2005 and $4,714 in 2004. More than offsetting these operating expenses was revenue growth of $14,868 in 2005. In 2004, revenue growth of $3,988 partially offset the increased operating expenses.

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Service revenues increased $3,118, or 10.2%, in 2006 and $13,036 in 2005 and consisted of:

- Data service revenues increased $1,579, or 59.0%, in 2006 and $1,785 in 2005. The increase in 2006 was related to increased use of text messaging and Internet access services, which resulted in an increase in data ARPU of 44.8%. The increase in 2005 was primarily due to the inclusion of former AWE customers and increased average data revenue per customer related to increased use of text messaging and other data services. Data service revenues represented approximately 12.6% of our wireless segment service revenues in 2006 and 8.7% in 2005.
- Local voice revenues increased $1,515, or 6.0%, in 2006 and $10,219 in 2005. The increase in 2006 was primarily due to an increase in the average number of wireless customers of 11.5%, partially offset by competitive pricing pressures and the impact of various all-inclusive calling and prepaid plans. The increase in 2005 was primarily due to the acquired AWE customer base, as well as increased Universal Service Fund (USF) and regulatory compliance fees.
- Long-distance and other revenues increased $26, or 3.4%, in 2006 and $377 in 2005. The increase in 2006 was a result of increased international long-distance usage, partially offset by a decline in other revenue attributed to property management fees. The increase in 2005 was primarily due to increased long-distance revenues from the acquired AWE customer base as well as increased domestic and international long-distance calling.
- Roaming revenues from our wireless customers and other wireless carriers for use of our wireless segment's network was flat in 2006 and increased $655 in 2005. The significant increase in 2005 was primarily due to roaming revenues from the acquired AWE customer base.

Equipment revenues decreased $45, or 1.2%, in 2006 and increased $1,832 in 2005. The decrease in 2006 was due to a decline in handset revenues as a result of increased rebate and equipment return credits and lower priced handsets, mostly offset by increased handset unit sales and pricing on handset upgrades and accessories attributable to customer purchases of devices with more advanced features. The increased handset unit sales related to the higher gross customer additions and customer upgrades. The increase in 2005 was due to increased handset revenues primarily as a result of significantly higher gross customer additions, primarily related to the acquisition of AWE, and increases in existing customers upgrading their units. Upgrade unit sales reflected an increase in GSM upgrades and our wireless segment's efforts to migrate former AWE customers to our wireless service offerings.

Cost of services and equipment sales expenses increased $669, or 4.7%, in 2006 and $6,776 in 2005. The increase in 2006 was primarily due to increases in network usage and associated network system expansion. The increase in 2005 was primarily due to increased cost of services resulting from the acquired AWE network. Cost of services includes integration costs, primarily for network integration, of $229 in 2006 compared to $195 in 2005. Cost of services in 2005 also includes $97 in hurricane-related costs.

Cost of services increased $491, or 5.3%, in 2006 and $4,581 in 2005. Cost of services increased due to the following:

- Increases in network usage with a total system minutes-of-use (MOU) increase of 20.6% in 2006 and more than 110% in 2005 related to the increase in customers. Additionally, average MOU's per customer increased 8.2% in 2006 and 20.0% in 2005. The significant increase in 2005 was primarily due to the increase in subscribers related to AT&T Mobility's acquisition of AWE.
- Higher roaming and long-distance costs, partially offset by a decline in reseller expenses in 2006. The reseller decrease resulted from a decrease in minutes of use on the T-Mobile network of more than 50% for 2006. In 2005, higher roaming and long-distance costs and increased USF and regulatory fees related to the increase in the customer base.
- Increased payments in 2005 to T-Mobile for the use of its network in California and Nevada, as well as expenses related to operating, maintaining and decommissioning TDMA networks that duplicated GSM networks while integrating the networks acquired from AWE.

Equipment sales expenses increased $178, or 3.5%, in 2006 and $2,195 in 2005. The increase in 2006 was due to increased handset upgrades of 11.2% and an increase in the average cost per upgrades and accessories sold, partially offset by the decline in the average cost per handset sold to new customers. The increase in 2005 was primarily due to higher handset unit sales associated with the 46.1% increase in gross customer additions in 2005, existing customers upgrading their units and the continued migration of former AWE customers to AT&T Mobility service offerings, which required new handsets. Total equipment costs continue to be higher than equipment revenues due to the sale of handsets below cost to customers who committed to one-year or two-year contracts or in connection with other promotions.

Selling, general and administrative expenses decreased $200, or 1.7%, in 2006 and increased $4,298 in 2005. The decline in 2006 was due to decreases in general and administrative expenses of $296, partially offset by an increase in selling expenses of $96. The increase in 2005 expenses was due to increases in general and administrative expenses of $2,913, primarily due to the acquisition of AWE, and selling expenses of $1,385 due to the increase in gross customer additions previously mentioned.

The decline in selling, general and administrative expenses in 2006 was due to the following:

- Decreases in billing and bad debt expense of $378 primarily due to fewer account write-offs and cost-savings related to transitioning to one billing system.
- Decreases in other administrative expense of $108 due to a decline in legal related expenses, lower employee costs and employee-related benefits due to a decrease in the number of employees, lower IT and other professional services expense and a federal excise tax refund accrual.

- Decreases in customer service expense of $87 due to a decline in the number of outsourced call center professional services and lower billing expenses.
- Increases of $147 primarily related to increased prepaid card replenishment costs and higher migration and upgrade transaction costs.
- Increases in other expense of $130 due to higher warranty, refurbishment and freight costs.
- Increases in selling expense of $96 due to an increase in sales expense, partially offset by a decrease in net commission expenses. The decline in net commission expense was due to reductions in average activation and agent branding expense, partially offset by an increase in direct commission expense.

The increase in selling, general and administrative expenses in 2005 was due to the following:

- Increases in customer service expense of $960 due to a higher number of employees and employee-related expenses related to the significant increase in customers as well as customer retention and customer service improvement initiatives.
- Increases in other administrative expense of $926 primarily due to incremental expenses associated with the acquired AWE administrative functions.
- Increases in billing, bad debt and other customer maintenance expense of $766 primarily due to the significant increase in AT&T Mobility's customer base.
- Increases in commission expense of $494 and advertising and marketing expense of $429.
- Increases in sales expense of $462 primarily due to increased sales personnel costs associated with the acquired AWE sales force.
- Increases in upgrade commissions of $261 due to the increased customer migration and handset upgrade activity.

The expenses above also include integration costs of $123 in 2006 and $264 in 2005, such as employee-termination costs, re-branding and advertising and customer service and systems integration costs.

Depreciation and amortization expenses decreased $139, or 2.1%, in 2006 and increased $3,498 in 2005.

Depreciation expense increased $310, or 6.4%, in 2006 primarily due to depreciation associated with the property, plant and equipment related to ongoing capital spending for our GSM network, partially offset by expense declines due to equipment that had become fully depreciated in 2006. Depreciation expense increased $2,249 in 2005 primarily due to incremental depreciation associated with the property, plant and equipment acquired in the AWE acquisition along with depreciation related to AT&T Mobility's expansion of its GSM network and accelerated depreciation on certain TDMA network and other network assets based on the projected transition of network traffic to our GSM network. The 2005 increase included $417 of integration costs.

Amortization expenses decreased $449, or 25.5%, in 2006 and increased $1,249 in 2005. The decline in 2006 was due to declining amortization of the AWE customer contracts and other intangible assets acquired, which are amortized using an accelerated method of amortization. The increase in 2005 was primarily due to a full year's amortization of the AWE customer contracts and other intangible assets acquired in October 2004.

Dollars in millions except per share amounts

Directory
Segment Results

				Percent Change	
	2006	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Total Segment Operating Revenues	**$3,702**	$3,714	$3,759	**(0.3)%**	(1.2)%
Segment operating expenses					
Cost of sales	**1,117**	1,104	1,022	**1.2**	8.0
Selling, general and administrative	**643**	611	622	**5.2**	(1.8)
Depreciation and amortization	**3**	5	9	**(40.0)**	(44.4)
Total Segment Operating Expenses	**1,763**	1,720	1,653	**2.5**	4.1
Segment Operating Income	**1,939**	1,994	2,106	**(2.8)**	(5.3)
Equity in Net Income (Loss) of Affiliates	**(17)**	(5)	—	**—**	—
Segment Income	**$1,922**	$1,989	$2,106	**(3.4)%**	(5.6)%

In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana. Our directory segment results exclude the results of those operations (see Note 15). In December 2004, our directory segment entered into a joint venture agreement with BellSouth and acquired the Internet directory publisher, YPC. Prior to the December 29, 2006, acquisition of BellSouth (see Note 2), we accounted for our 66% economic interest in YPC under the equity method, since we shared control equally with BellSouth, our 34% economic partner. We had equal voting rights and representation on the board of directors that controlled YPC. Following the BellSouth acquisition, YPC became a wholly-owned subsidiary of AT&T and results will be reflected in operating revenues and expenses on our Consolidated Statements of Income.

Our directory segment operating income margin was 52.4% in 2006, 53.7% in 2005 and 56.0% in 2004. The segment operating income margin decrease in 2006 and 2005 was a result of both higher expenses and lower revenues.

Operating revenues decreased $12, or 0.3%, in 2006 and decreased $45, or 1.2%, in 2005. The decrease in revenues in 2006 was primarily due to a decrease of $93 in our Yellow Pages print advertising, which was partially offset by an increase of $75 in Internet advertising revenue. Revenues in 2005 decreased primarily due to a decrease of $74 in our local Yellow Pages print advertising, which was partially offset by an increase of $39 in Internet advertising revenue. These results reflect the impact of competition from other publishers, other advertising media and continuing economic pressures on advertising customers.

Cost of sales increased $13, or 1.2%, in 2006 and increased $82, or 8.0%, in 2005. The increase in 2006 was primarily due to higher costs for Internet traffic of $20, partially offset by a decrease in printing costs of $5. In 2005, cost of sales increased due to higher costs for Internet traffic of $22, publishing of $17 and distribution of $9.

Selling, general and administrative expenses increased $32, or 5.2%, in 2006 and decreased $11, or 1.8%, in 2005. Increased expenses in 2006 were primarily due to increases in other directory segment costs, including brand advertising and employee benefits of $102, partially offset by lower bad debt expense of $74. The expense reduction in 2005 was primarily due to lower advertising expense.

Other
Segment Results

				Percent Change	
	2006	2005	2004	**2006 vs. 2005**	2005 vs. 2004
Total Segment Operating Revenues	**$ 954**	$745	$706	**28.1%**	5.5%
Total Segment Operating Expenses	**977**	792	803	**23.4**	(1.4)
Segment Operating Income (Loss)	**(23)**	(47)	(97)	**51.1**	51.5
Equity in Net Income of Affiliates	**2,060**	614	873	**—**	(29.7)
Segment Income	**$2,037**	$567	$776	**—**	(26.9)%

Our other segment operating results consist primarily of Sterling, corporate, other operations and, with the closing of the BellSouth merger on December 29, 2006, BellSouth's operating results for the two days after the merger close. Sterling provides business-integration software and services.

Operating revenues increased $209, or 28.1%, in 2006 and $39, or 5.5%, in 2005. The increase in 2006 is primarily due to operating revenue from BellSouth, increased intercompany revenue from our captive insurance company (shown as intersegment revenue in Note 4) and improved operating revenue at Sterling, partially offset by a decrease in revenue as a result of the sale of our paging subsidiary in November 2005. Revenue increased in 2005 primarily due to improved operating revenue at Sterling.

Operating expenses increased $185, or 23.4%, in 2006 and decreased $11, or 1.4%, in 2005. The increase in 2006 is primarily due to the addition of BellSouth expenses, increased operating expenses at Sterling and at our captive insurance company, partially offset by management fees paid in 2005 that did not recur in 2006.

Our other segment includes our 60% proportionate share of AT&T Mobility results as equity in net income of affiliates. With the December 29, 2006 close of the BellSouth merger, we own 100% of AT&T Mobility and its results for the final two days of the year have been excluded from equity in net income of affiliates. Our other segment also includes our equity investments in international companies, the income from which we report as equity in net income of affiliates. Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. Our foreign investments are recorded under GAAP, which include adjustments for the purchase method of accounting and exclude certain adjustments required for local reporting in specific countries. Our equity in net income of affiliates by major investment is listed below:

	2006	2005	2004
AT&T Mobility	$1,508	$200	$ 30
América Móvil	274	198	132
Telmex	222	212	180
TDC[1]	—	—	328
Telkom South Africa[1]	—	—	115
Other	56	4	88
Other Segment Equity in Net Income of Affiliates	**$2,060**	**$614**	**$873**

[1]Investment sold in 2004.

Equity in net income of affiliates increased $1,446 in 2006 primarily due to the improved operating results at AT&T Mobility. Equity in net income decreased $259, or 29.7%, in 2005 due primarily to foregone equity income from the disposition of investments.

Supplemental Information
BellSouth Results
In order to help investors track business trends, we are providing the following supplemental information on BellSouth's pro forma operating results through December 31, 2006, consistent with BellSouth's previously reported quarters prior to its acquisition by AT&T. Accordingly, amounts in this section are adjusted to include results for the last two days of 2006.

Following GAAP, BellSouth used the equity method of accounting for its investment in AT&T Mobility. BellSouth's 40% proportionate share of AT&T Mobility's earnings was reported as net earnings of equity affiliates in its consolidated income statements.

BellSouth's Unaudited Pro Forma
Condensed Combined Statements of Income[1]

	Three-Month Period Ended			
	12/31/06	09/30/06	06/30/06	03/31/06
Total Operating Revenues	$5,242	$5,218	$5,206	$5,171
Total Operating Expenses	3,771	3,773	3,901	3,925
Operating Income	**$1,471**	**$1,445**	**$1,305**	**$1,246**

[1]Amounts for the first three quarters were reported on Form 10-Q, filed with the Securities and Exchange Commission (SEC). The fourth-quarter 2006 amounts are consistent with BellSouth's previously reported quarters prior to its acquisition by AT&T.

Operating revenues increased in 2006 attributable to growth in DSL, long distance, wholesale wireless transport and emerging data services as well as electronic media and print services. The year-over-year growth in consolidated revenues was positively impacted by one-time credits issued during 2005 to customers affected by Hurricane Katrina. This growth was partially offset by revenue declines associated with competitive access line losses in the retail residence and wholesale voice sectors. At the end of 2006, BellSouth had nearly 18.8 million access lines, down 6.4% from one year ago. The rate of year-over-year total access line decline slowed in the last two quarters of 2006 primarily due to moderating retail residential line losses. BellSouth's wholesale line base, which consists primarily of UNE-P lines, declined 638,000 during 2006.

Operating expenses continued to be impacted by service restoration and network-repair activities carrying over from Hurricanes Katrina and Wilma in late 2005. These costs, net of insurance recoveries, were less than the weather-related spending of 2005 resulting in an overall decrease in storm-related expenses. Operating expenses also decreased due to lower USF related settlement charges, lower depreciation, amortization and restructuring charges as well as lower labor costs from workforce reductions and declines in project spending. These decreases were partially offset by costs associated with the AT&T merger and expansion and growth of electronic media and print services.

Access Line Summary
BellSouth's Communications Group network access lines in service at December 31, 2006 and 2005 are shown below:

Network Access Lines in Service

			Percent Change
(In 000s)	2006	2005	2006 vs. 2005
Residence Retail			
Primary	10,828	11,319	(4.3)%
Additional	1,014	1,163	(12.8)
Residence Retail Subtotal	**11,842**	**12,482**	**(5.1)**
Residence Wholesale			
Voice Lines[1]	1,013	1,488	(31.9)
Residence Subtotal	**12,855**	**13,970**	**(8.0)**
Business Retail	5,301	5,306	(0.1)
Business Wholesale Voice Lines	518	668	(22.5)
Business Subtotal[1]	**5,819**	**5,974**	**(2.6)**
Total Other Retail/ Wholesale Lines	**81**	**93**	**(12.9)**
Total Switched Access Lines[2]	**18,755**	**20,037**	**(6.4)%**
DSL and DirecTV customers[3]	**4,450**	**3,405**	**30.7%**

[1]Includes 205 Residence Wholesale Voice Lines and 57 Business Lines sold to ATTC at December 31, 2006.
[2]Using AT&T methodology for calculating switched access lines, BellSouth's Total Switched Access Lines at December 31, 2006 was 20,163.
[3]DSL and DirecTV customers include DSL lines of 3,632 in 2006 and 2,882 in 2005.

Dollars in millions except per share amounts

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2007 Revenue Trends Our acquisitions of ATTC, BellSouth and BellSouth's 40% economic interest in AT&T Mobility continue to change the focus of our company toward being a broadband/data and wireless service provider. Because of the late 2006 completion of the BellSouth acquisition, we expect reported revenues to substantially increase in 2007 compared to 2006 as we include the operating revenues of both BellSouth and AT&T Mobility in our consolidated operating revenues. We expect our sole ownership of AT&T Mobility will enhance our bundling opportunities (see "AT&T Mobility" discussed in "Expected Growth Areas"). We also expect to expand services in the national business market, to utilize our broadband network and to move toward wireless and wireline convergence. Recently we announced our AT&T Unity[SM] initiative which combines residential, business and wireless calling and allows for free domestic calls to and from AT&T wireline and wireless numbers. However, we also expect that increasing competition in the communications industry, including the continued growth of comparable alternatives, such as wireless, cable and VoIP, and our response to competitors' pricing strategies will pressure revenue.

2007 Expense Trends Acquisition and related merger costs will adversely affect expenses in 2007 and 2008. We expect that our operating income margin, adjusted to exclude these costs, will expand in 2008 due primarily to expected improvement in our revenues and continued cost-control measures. In particular, we expect to continue net workforce reductions over the next three years related to merger synergies and other operational initiatives. Expenses related to growth initiatives, such as Project Lightspeed (see "U-verse Services" discussed in "Expected Growth Areas") will apply some pressure to our operating income margin.

OPERATING ENVIRONMENT OVERVIEW

AT&T subsidiaries operating within the U.S. are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the U.S. are subject to the jurisdiction of national regulatory authorities in the market where service is provided, and regulation is generally limited to operational licensing authority for the provision of enterprise (i.e., large business) services.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating burdensome regulation. Since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained many of the extensive regulatory requirements applicable to our traditional wireline subsidiaries. We are actively pursuing additional legislative and regulatory measures to reduce or eliminate regulatory requirements that inhibit our ability to provide the full range of services demanded by our customers. For example, we are supporting legislative efforts at both the state and federal levels, as well as proposed rules at the FCC, that would offer a streamlined process for new video service providers to compete with traditional cable television providers. Several states have passed legislation that enables new video entrants to acquire a statewide franchise to offer video services. In addition, we are supporting efforts to update regulatory treatment for retail services. Passage of legislation is uncertain and depends on many factors.

Our wireless operations are likewise subject to substantial governmental regulation. Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. Licenses are issued for only a fixed period of time, typically 10 years. Consequently, we must periodically seek renewal of those licenses. The FCC has routinely renewed wireless licenses in the past. However, licenses may be revoked for cause, and license renewal applications may be denied if the FCC determines that a renewal would not serve the public interest. In addition, the FCC and the states are increasingly looking to the wireless industry to fund various initiatives, including universal service programs, local telephone number portability, services for the hearing-impaired and emergency 911 networks. While wireless communications providers' prices and service offerings are generally not subject to state regulation, an increasing number of states are attempting to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

The term "net neutrality" refers to a principle that underlies the design of the Internet (or any network) as non-selective, or neutral, about the transport of content through the network. We believe that segregating the transport of content according to a customer's priority (using a tiered services pricing model) will allow us to provide advanced functionality and higher quality to those customers desiring the highest speeds and/or the highest volumes while maintaining, at lower prices, the bandwidth or quality of service desired by the public. We comply with the FCC's four net neutrality principles, which essentially ensure that end-users can access their content of choice, and reach their application or service provider of choice over the Internet. In connection with receiving the FCC's approval, we agreed to certain commitments related to net neutrality (see "BellSouth Merger Commitments" discussion in "Regulatory Developments").

Because of opportunities made available by the continued changing regulatory environment and our acquisition of BellSouth, including the consolidation of AT&T Mobility, we expect that our capital expenditures will be in the mid-teens as a percentage of total revenues in both 2007 and 2008. This amount includes capital for Project Lightspeed, wireless high-speed networks and merger-integration projects (see "U-verse Services (Project Lightspeed)" and "Wireless" discussed in "Expected Growth Areas"). Despite a slightly more positive regulatory outlook and these broadband opportunities, increasing competition and the growth of comparable alternatives such as cable, wireless and VoIP have created significant challenges for our business.

Expected Growth Areas

We expect our primary wireline products and wireless services to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see "Wireline Segment Results" and "Wireless Segment Results"). Over the next few years we expect an increasing percentage of our growth to come from: (1) our wireless service, and (2) data/broadband, through existing services and new services to be provided by our Project Lightspeed initiative. We expect that our recent acquisitions will strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

U-verse Services (Project Lightspeed)   In June 2004, we announced key advances in developing a network capable of delivering a new generation of integrated digital television, high-speed broadband and VoIP services to our residential and small-business customers. We have been building out this network in numerous locations and are now providing AT&T U-verse services, including U-verse TV (IPTV) video, in limited parts of 11 markets as of year-end 2006, and we expect to launch additional markets during 2007. Our deployment strategy is to enter each market on a limited basis in order to ensure that all operating and back-office systems are functioning successfully and then expand within each market as we continue to monitor these systems to ensure customer satisfaction with our services. In these market expansions, we expect to continue to use contracted outside labor in addition to our employees as installers; our rate of expansion will be slowed if we cannot hire and train an adequate number of technicians to keep pace with customer demand. During our launch into these additional markets, we also expect to add additional features to our IP video service offering. We expect to have the capability to offer service to approximately 19 million living units by the end of 2008, as part of our initial deployment, and expect to spend approximately $4,600 in network-related deployment costs and capital expenditures from 2006 through 2008, as well as additional customer activation capital expenditures. We remain on budget for this overall target and expect to spend approximately $3,100 during 2007 and 2008. These expenditures may increase slightly if the programming and features of the video offering expand or if additional network conditioning is required.

With respect to our IP video service, we continue to work with our vendors to continue to improve, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule. We have completed most negotiations, and consistent with our profitability assumptions, with programming owners (e.g., movie studios and cable networks) to offer existing television programs and movies and, if applicable, other new interactive services. Also, as discussed in the "Regulatory Developments" section, we are supporting legislation at the state level that would streamline the regulatory process for new video competitors to enter the market.

We believe that IPTV is subject to federal oversight as a "video service" under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local regulation, which could include the requirement to pay fees to obtain local franchises for our IP video service. Certain municipalities have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products, resulting in litigation. Pending negotiations and current or threatened litigation involving municipalities could delay our deployment plans in those areas for 2007 and future years. If the courts were to decide that state and local regulation were applicable to our U-verse services, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

Wireless   AT&T Mobility began operations in October 2000 as a joint venture between us and BellSouth. In October 2004, AT&T Mobility completed its acquisition of AWE, which established AT&T Mobility as the largest provider of mobile wireless voice and data communications services in the U.S. in terms of subscribers. Following our December 2006 acquisition of BellSouth, AT&T Mobility became a wholly-owned subsidiary. At December 31, 2006, we served approximately 61 million customers and had access to licenses to provide wireless communications services covering an aggregate population of 296 million, or approximately 99% of the U.S. population, including most of the 100 largest U.S. metropolitan areas.

Our wireless networks use equipment with GSM and TDMA digital transmission technologies. We are transitioning our subscribers to GSM technology, and over 99% of our total usage, based on minutes of use, is on our GSM network. We will decommission our TDMA network in early 2008. Our GSM networks also contain General Packet Radio Service (GPRS) and Enhanced Data Rates for Global Evolution (EDGE) technology to provide high-speed wireless data services. In the majority of the U.S. domestic markets we are also completing deployment of UMTS/HSDPA (or Universal Mobile Telecommunications System/High Speed Downlink Packet Access), a 3G technology that allows customers to access the Internet from their wireless devices at superior speeds for data and video services.

We expect that intense industry competition and market saturation may cause the wireless industry's customer growth rate to moderate in comparison with historical growth rates. While the wireless telecommunications industry continues to grow, a high degree of competition exists among four national carriers, their affiliates and smaller regional carriers. This competition will continue to put pressure upon pricing and margins as the carriers compete for potential customers. However, as wireless Internet connectivity and wireline/wireless convergence are realized, we expect increased demand for high-speed wireless and wireless data services. Future carrier revenue growth is dependent upon the number of net customer additions a carrier can achieve and the revenue per customer. The effective management of customer turnover, or churn, is also important in minimizing customer acquisition costs and maintaining and improving margins and customer growth.

Dollars in millions except per share amounts

We face many challenges and opportunities in the future and are focused on the following key initiatives:

- Further establishing our position as a premier provider for business and government accounts by providing these customers with access to sales and support professionals focused solely on their specialized needs.
- Continued improvement on the coverage and quality of our network. We have substantially completed integrating the AT&T Mobility and AWE networks under a plan that is designed to achieve network quality and coverage performance exceeding that of either of the former networks.
- Continued deployment of UMTS/HSDPA network technology to provide superior speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform, which will allow us to offer a host of new broadband data applications.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant developments in our regulatory environment during 2006. While these issues, for the most part, apply only to certain subsidiaries in our wireline segment or certain subsidiaries acquired in the BellSouth acquisition, the words "we," "AT&T," "ATTC," "BellSouth" and "our" are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a precise legal description of all of those specific issues.

International Regulation Our subsidiaries operating outside the U.S. are subject to the jurisdiction of national regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large business) services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce barriers to entry, reduce network costs and increase our scope of fully authorized network services and products. AT&T is also engaged in advocacy with both the U.S. and foreign governments to foster a competitive international environment for the foreign termination of U.S.-outbound calls to fixed and mobile lines.

BellSouth Merger Commitments In order to obtain timely approval of the BellSouth merger, on December 28, 2006 we agreed to a series of commitments, including, but not limited to, commitments relating to the provision of special access services. Among other things, we agreed not to increase tariffed special access rates in effect at that time for up to four years. We also agreed to a one-time reduction in the rates for certain special access services in particular areas, and to give customers additional options for obtaining discounted offerings.

Additionally, for a maximum of two years, for specific portions of the network, we agreed not to provide Internet content, application or service providers any service that privileges, degrades or prioritizes any packet transmitted over our wireline broadband Internet access service based on its source, ownership or destination. The commitments specifically do not apply to our enterprise managed IP services (including but not limited to our VPN services) or our IPTV service. We also agreed, for a period of 30 months, to comply with the FCC's four net neutrality principles, which essentially ensure that end-users can access their content of choice and reach their application or service provider of choice over the Internet. Other commitments relate to, among other things, expanded availability of broadband Internet access, interconnection agreements, divestiture of spectrum and the repatriation of 3,000 jobs to the U.S. We do not expect these commitments to have a material impact on our financial statements or results of operations.

Federal Regulation A summary of significant 2006 federal regulatory developments follows.

Triennial Review Remand Order In December 2004, the FCC adopted its fourth set of rules concerning an ILEC's obligation to make elements of its network available to other local service providers. Each of its previous three sets of rules had been overturned by the federal courts. These new rules, known as the Triennial Review Remand Order (TRRO), became effective on March 11, 2005. The TRRO provided significant relief from unbundling by eliminating our remaining obligation to provide local switching and, hence the UNE-P, for mass-market customers, subject to a 12-month transition period, which ended on March 11, 2006. At the same time, the TRRO largely retained unbundling requirements for many of our high-capacity loop and transport facilities.

We and other parties filed appeals with the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit) challenging various portions of the TRRO. In June 2006, the D.C. Circuit issued a decision upholding the FCC's order in all respects. The D.C. Circuit's decision became final and non-appealable in September 2006.

Video Service In December 2006, the FCC adopted a Report and Order and Further Notice of Proposed Rulemaking (FNPRM) that establishes rules and provides guidance to prohibit franchising authorities from unreasonably refusing to award competitive franchises to new video market entrants, including franchising negotiations that extend beyond reasonable time frames. In the order the FCC concluded that under the current operation of the franchising process, a local franchise authority may unreasonably refuse to award a competitive franchise and that such a refusal constitutes an unreasonable barrier to entry that impedes the achievement of the interrelated federal goals of enhanced cable competition and accelerated broadband deployment. The order addresses several ways by which local franchising authorities may unreasonably refuse to award competitive franchises. Additionally, the FCC adopted a FNPRM to seek comment on how its findings in the above order should affect existing franchises.

Voice over Internet Protocol The term VoIP is generally used to describe the transmission of voice using Internet-based technology. A company using this technology often can provide voice services at a lower cost because this technology uses bandwidth more efficiently than a traditional network and because this technology has not been subject

to traditional telephone industry regulation. But, depending on the bandwidth allocated, VoIP services are not necessarily of the same quality as a traditional telephone service. While the deployment of VoIP has resulted in increased competition for our wireline voice services, it also presents growth opportunities for us to develop new products for our customers.

The FCC has issued a variety of decisions regarding VoIP services, including an order requiring that certain VoIP providers include E911 capability in their VoIP services. E911 capability enables a subscriber to call public safety authorities (police, fire department, etc.) and have the subscriber's telephone number and location automatically transmitted to those authorities. The FCC's requirement applies to VoIP services that allow a user to send calls to a public switched telephone network (PSTN), including our wireline subsidiaries' traditional networks, and to receive calls from the PSTN. Additionally, the FCC has required that providers of broadband Internet access service and interconnected VoIP services comply with the electronic surveillance requirements of the Communications Assistance for Law Enforcement Act.

The FCC has also directed providers of interconnected VoIP services to contribute directly to the federal USF. As a result, we will begin collecting USF charges from users of our interconnected VoIP service offerings and will contribute directly to the USF. In the same order, the FCC increased the safe harbor for contributions to the USF by wireless carriers (including AT&T Mobility), which establishes a presumption that a specific percentage of a wireless carrier's revenues are derived from providing interstate telecommunications services, and thus are subject to USF contributions. Wireless carriers continue to have the option to contribute based on their actual interstate revenues as determined by traffic studies rather than based on the safe harbor. Previously, AT&T Mobility has contributed to the fund based on the wireless safe harbor but has begun to contribute based on its actual interstate revenues in light of the increase in the wireless safe harbor.

Number Portability   Since 1999, customers have been able to retain their numbers when switching their local service between wireline companies. The FCC allowed incumbent local exchange companies, including our traditional wireline subsidiaries, to recover their carrier-specific costs of implementing wireline number portability through customer charges over a five-year term based on an estimated number of customers over that term. Because of the downturn in the telecommunications market since 1999, which led to fewer access lines, many companies, including certain of our wireline subsidiaries, had fewer customers than were estimated and were therefore unable to fully recover their number portability implementation costs. In July 2006, the FCC granted our request to recover approximately $190 of our remaining, unrecovered number portability implementation costs through the End User Common Line charges over the next two years beginning on August 1, 2006.

State Regulation   A summary of significant 2006 state regulatory developments follows.

Video Service   During 2006, several states in which we operate have passed legislation or made regulatory findings that will make it easier for telecommunications companies to offer television (i.e., video) service. Depending on the state, the laws and/or regulators have prohibited the regulation

of advanced services, broadband, information and certain IP-enabled services and commercial mobile services; have provided clarity on the public utilities' authority over video franchising; and have addressed nondiscrimination obligations and mandatory facility build-out provisions. The states in which we have received these positive actions include California, Connecticut, Indiana, Kansas, Michigan, North Carolina, Oklahoma, South Carolina and Texas.

California Intrastate Access Charges   In August 2003, the California Public Utility Commission (CPUC) opened a rulemaking to determine whether certain elements of state access charges (charges that our local exchange carrier receives from long-distance carriers for use of the local exchange network) should be eliminated or reduced. In April 2006, the CPUC adopted a decision that eliminated certain charges (lost annual revenue of approximately $130) and authorized rate increases to recover 75% of the lost revenues.

COMPETITION

Competition continues to increase for telecommunications and information services. Technological advances have expanded the types and uses of services and products available. In addition, lack of regulation of comparable alternatives (e.g., cable, wireless and VoIP providers) has lowered costs for alternative communications service providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireline
Our wireline subsidiaries expect continued competitive pressure in 2007 from multiple providers in various markets, including wireless, cable and other VoIP providers, interexchange carriers and resellers. At this time, we are unable to quantify the effect of competition on the industry as a whole, or financially on this segment. However, we expect both losses of market share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services, broadband and long-distance service.

In some markets, we compete with large cable companies, such as Comcast Corporation, Cox Communications, Inc. and Time Warner Inc., for local and high-speed Internet services customers and other telecommunications companies such as Verizon Communications Inc. (Verizon) for both long-distance and local services customers. Substitution of wireless and Internet-based services for traditional local service lines also continues to increase.

Our wireline subsidiaries remain subject to regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. In contrast, our competitors are often subject to less or no regulation in providing comparable voice and data services. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries' networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission.

Recently, in a number of the states in which we operate as an ILEC, state legislatures or the state public utility commissions have concluded that the voice telecommunications market is competitive and have allowed for greater pricing flexibility for non-basic residential retail services, including bundles, promotions and new products and services. While it has been a number of years since we have been allowed to raise rates in certain states, some of these state actions have been challenged by certain parties and are pending court review.

In addition to these wholesale rate and service regulations noted above, our wireline subsidiaries (excluding rural carrier affiliates) operate under state-specific elective "price-cap regulation" for retail services (also referred to as "alternative regulation") that was either legislatively enacted or authorized by the appropriate state regulatory commission. Under price-cap regulation, price caps are set for regulated services and are not tied to the cost of providing the services or to rate-of-return requirements. Price cap-rates may be subject to or eligible for annual decreases or increases and also may be eligible for deregulation or greater pricing flexibility if the associated service is deemed competitive under some state regulatory commission rules. Minimum customer service standards may also be imposed and payments required if we fail to meet the standards.

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation resulting in lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, DSL, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our AT&T U-verse service and our agreement with EchoStar. Throughout 2007, we will continue to develop innovative products that capitalize on our expanding fiber network.

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity and switched services to other service providers, primarily large ISPs using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, CLECs, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. As our competitors develop and expand their existing networks, our networks experience excess capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Equant, British Telecom and SingTel; as well as from a number of large systems integrators, such as IBM and EDS.

Wireless
We face substantial and increasing competition in all aspects of the wireless communications industry. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of our markets, which results in the presence of multiple competitors. Our competitors are principally three national (Verizon Wireless, Sprint Nextel Corp. and T-Mobile) and a larger number of regional providers of cellular, PCS and other wireless communications services.

We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed in the future. We compete for customers based principally on price, service offerings, call quality, coverage area and customer service. See discussion of UMTS/HSDPA technology in "Wireless" under "Expected Growth Areas."

Directory
Our directory subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Direct and indirect competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as from directories offered over the Internet. We actively compete on the Internet through our wholly-owned subsidiary, YPC.

ACCOUNTING POLICIES AND STANDARDS

Significant Accounting Policies and Estimates   Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The policies below are presented in the order in which they appear in our Consolidated Statements of Income.

   Allowance for Uncollectibles   We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends; as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad debt allowances are adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately $130.

Pension and Postretirement Benefits   Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 10. One of the most significant of these assumptions is the return on assets assumption, which was 8.5% for the year ended December 31, 2006. This assumption will remain unchanged for 2007. If all other factors were to remain unchanged, we expect that a 1% decrease in the expected long-term rate of return would cause 2007 combined pension and postretirement cost to increase $802 over 2006. The 10-year returns on our pension plan were 10.2% through 2006, including returns in excess of our assumed rate of return for 2006. Under GAAP, the expected long-term rate of return is calculated on the market-related value of assets (MRVA). GAAP requires that actual gains and losses on pension and postretirement plan assets be recognized in the MRVA equally over a period of up to five years. We use a methodology, allowed under GAAP, under which we hold the MRVA to within 20% of the actual fair value of plan assets, which can have the effect of accelerating the recognition of excess actual gains and losses into the MRVA in less than five years. This methodology did not have a significant additional effect on our 2006, 2005 or 2004 combined net pension and postretirement costs. Note 10 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree health care costs.

Depreciation   Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2006. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than three-fourths of our total plant in service) would result in a decrease of between approximately $2,180 and $2,610 in our 2007 depreciation expense and that a one-year decrease would result in an increase of between $2,350 and $2,550 in our 2007 depreciation expense.

Income Taxes   Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 9 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of our tax returns by federal, state or foreign tax authorities. We have considered these potential changes and have provided amounts within our deferred tax assets and liabilities that reflect our judgment of the probable outcome of tax contingencies (see Note 9). Unfavorable settlement of any particular issue could require use of our cash. Favorable resolution could be recognized as a reduction to our tax expense and cash refunds. We regularly review the amounts provided and adjust them in light of changes in facts and circumstances, such as the progress of a tax audit.

Asset Valuations and Impairments   Under Statement of Financial Accounting Standards No. 141 "Business Combinations" (FAS 141), the assets and liabilities of BellSouth were recorded at their respective preliminary fair values as of the December 29, 2006 acquisition date, thereby recording BellSouth's 40% interest in AT&T Mobility's assets and liabilities at fair value. We obtained preliminary third-party valuations of property, plant and equipment, intangible assets, debt and certain other assets and liabilities. Because of the proximity of this transaction to year-end, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but is not limited to, valuations and physical counts of property, plant and equipment, valuations of investments and the involuntary separation of employees. Changes to the valuation of property, plant and equipment may result in adjustments to the fair value of certain identifiable intangible assets acquired. When finalized, material adjustments to goodwill may result including the segment allocation of goodwill.

The fair values of intangible assets acquired in our acquisitions were based on the expected discounted cash flows of the identified customer relationships, patents, tradenames and licenses and are discussed in Note 2. Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. In determining the future cash flows we consider demand, competition and other economic factors. We have established the weighted-average useful lives of BellSouth customer relationships as 5 years for consumer customers, 9.6 years for business customers and 7 years for directory customers. Additionally, BellSouth's economic ownership of customer relationships acquired and recorded at AT&T Mobility will be amortized over a weighted-average period of 6.4 years. Useful lives of customer relationships acquired in the ATTC acquisition were from 1.5 to 9 years for business customers and 1.5 to 2.5 years for consumer customers.

The sum-of-the-months-digits method is a process of allocation, not of valuation and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives. Alternatively, we could have chosen to amortize customer relationships using the straight-line method, which would allocate the cost equally over the amortization period. In 2007, for customer relationships identified in the BellSouth acquisition, expected amortization using the sum-of-the-months-digits method is $4,414 and under the straight-line method it would be $2,693. For customer relationships identified in the ATTC acquisition we recorded $899 of amortization expense in 2006 using the sum-of-the-months-digits method as opposed to $579 that would have been recorded under the straight-line method. Amortization of other intangibles, including patents and amortizable tradenames, is determined using the straight-line method of amortization over the expected remaining useful lives. We do not amortize indefinite-lived intangibles, such as wireless FCC licenses or certain trade names.

Dollars in millions except per share amounts

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review these types of assets for impairment either annually or whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. In order to determine that the asset is recoverable, we verify that the expected future cash flows directly related to that asset exceed its fair value, which is based on the discounted cash flows. The discounted cash flow calculation uses various assumptions and estimates regarding future revenue, expense and cash flow projections over the estimated remaining useful life of the asset.

Cost investments are evaluated to determine whether mark-to-market declines are temporary and reflected in other comprehensive income, or other than temporary and recorded as an expense in the income statement. This evaluation is based on the length of time and the severity of decline in the investment's value.

New Accounting Standards

FIN 48 In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), an interpretation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 changes the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact FIN 48 will have on our financial position and results of operations.

EITF 06-3 In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" (EITF 06-3). EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the seller's accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies." Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact EITF 06-3 will have, but we do not expect a material impact on our financial position and results of operations.

FAS 157 In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurement. FAS 157 does not require any new fair value measurements and we do not expect the application of this standard to change our current practice. FAS 157 requires prospective application for fiscal years ending after November 15, 2007.

FAS 158 In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (FAS 158), an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS 158 requires us to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This standard will have no effect on our expense or benefit recognition, nor will it affect the funding requirements imposed under the Employee Retirement Income Security Act of 1974, as amended (ERISA). FAS 158 requires prospective application for fiscal years ending after December 15, 2006. At December 31, 2006 we decreased our postretirement and other assets $5,028, increased our postemployment benefits and other noncurrent liabilities $3,457 and decreased our other stockholders' equity $4,791 (net of deferred taxes of $3,694).

OTHER BUSINESS MATTERS

Acquisition of BellSouth On December 29, 2006, we acquired BellSouth for approximately $66,798 including capitalized merger-transaction costs and other items, using shares of our common stock. The transaction was approved by the Board of Directors and stockholders of each company. The U.S. Department of Justice completed its review of the transaction without imposing any conditions. The FCC and numerous state and international regulatory bodies also approved the acquisition. The FCC's decision adopted on December 29, 2006, imposes conditions on us that relate, among other things, to: accessibility of our broadband services, net neutrality, special access rates and interconnection agreements, divestiture of spectrum and the repatriation of 3,000 jobs to the U.S. In particular, we agreed not to offer to provide service, for a period of two years or until federal net neutrality legislation is enacted if sooner, that charges a premium for transporting data from websites. We also agreed to offer broadband Internet access service to all residential living units within our 22-state service territory by December 31, 2007. We will provide this access to at least 85% of these living units using wireline technologies and will use alternative technologies and operating arrangements to provide access to the remaining 15%. We do not expect the above-mentioned conditions will have a material impact on our financial statements.

Antitrust Litigation   In 2002, two consumer class-action antitrust cases were filed in the United States District Court for the Southern District of New York (District Court) against SBC, Verizon, BellSouth and Qwest Communications International Inc. alleging that they have violated federal and state antitrust laws by agreeing not to compete with one another and acting together to impede competition for local telephone services (Twombly v. Bell Atlantic Corp., et al.). In October 2003, the District Court granted the joint defendants' motion to dismiss and the plaintiffs appealed. In October 2005, the United States Court of Appeals for the Second Circuit Court (Second Circuit) reversed the District Court, thereby allowing the cases to proceed. The Second Circuit noted in its decision that its ruling was procedural in nature and did not address the merits of the cases. In March 2006, we filed a petition for certiorari requesting the Supreme Court of the United States (Supreme Court) to review the Second Circuit's decision. In June 2006, the Supreme Court announced its decision to review the case. The District Court has stayed further proceedings pending a decision by the Supreme Court. The case was argued before the Supreme Court on November 27, 2006. We continue to believe that an adverse outcome having a material effect on our financial statements in these cases is unlikely but will continue to evaluate the potential impact of these suits on our financial results as they progress.

Retiree Phone Concession Litigation   In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell, and Ameritech, contend that the telephone concession provided by the company is, in essence, a "defined benefit plan" within the meaning of the ERISA. On October 3, 2006, the Court certified two classes. On October 18, 2006, we filed a Petition for Permission to Appeal the class certification with the U.S. Court of Appeals for the Fifth Circuit. On November 20, 2006, the Court of Appeals denied the Petition. No trial date has yet been set. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely, but will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation   There are 21 pending lawsuits that allege that AT&T and other telecommunications carriers unlawfully provided assistance to the National Security Agency (NSA) in connection with intelligence activities that were initiated following the events of September 11, 2001 (an additional three cases name BellSouth and/or AT&T Mobility as defendants but do not name AT&T). In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, plaintiffs filed this purported class action in U.S. District Court in the Northern District of California on behalf of "all individuals in the United States that are current residential subscribers or customers of defendants' telephone services or Internet services, or that were residential telephone or Internet subscribers or customers at any time after September 2001." They allege that the defendants have disclosed and are currently disclosing to the U.S. Government records concerning communications to which Plaintiffs and class members were a party, including providing access to stored telephone and Internet records databases and permitting interception of telephone and Internet communications. Plaintiffs seek damages, a declaratory judgment, and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act, the Electronic Communications Privacy Act, and other federal and California statutes. In April 2006, we filed a motion to dismiss the complaint. In May, the United States requested leave to intervene in this litigation, asserted the "state secrets privilege" and related statutory privileges, and filed a motion asking the court to either dismiss the complaint or issue a summary judgment in favor of the defendants on the grounds that adjudication of the claims may put at risk the disclosure of privileged national security information. On July 20, 2006, the Court denied the Motions to Dismiss of both parties. Specifically, the Court ruled that the state secrets privilege does not prevent AT&T from asserting any statutory defense it may have, as appropriate, regarding allegations that it assisted the government in monitoring communication content. However, with regard to the calling records allegations, the Court noted that it would not require AT&T to disclose what relationship, if any, it has with the government. Both AT&T and the U.S. government filed interlocutory appeals on July 31, 2006. The U.S. Court of Appeals for the Ninth Circuit (Ninth Circuit) accepted these appeals and issued a briefing schedule, which ends in April 2007. No argument date has been set.

Since the filing of the Hepting complaint, 20 additional class action lawsuits have been filed against AT&T in various jurisdictions that allege substantially the same claims. All 21 pending lawsuits (plus the three cases naming only BellSouth and/or AT&T Mobility) have been consolidated under the jurisdiction of a single court, namely the U.S. District Court in the Northern District of California, before the judge presiding over the Hepting case. To date, a small number of plaintiffs have objected to this consolidation and their objections are pending before the joint panel on multidistrict litigation. In one of these 21 cases, Terkel v. AT&T Corp. and Illinois Bell (filed with the U.S. District Court in the Northern District of Illinois), a purported class action filed on behalf of defendants' Illinois customers, the court, on July 25, 2006, dismissed the case, acknowledging that the U.S. government's state secrets privilege prohibited the plaintiffs' case from proceeding. The Terkel case involved allegations that the defendants supplied the U.S. government with calling records data in violation of the Electronic Communications Privacy Act but did not allege interception of communications.

Meanwhile, the district court heard argument in February 2007 on whether all activity in the consolidated case should be stayed while the Hepting appeal before the Ninth Circuit is pending.

Management believes these actions are without merit and intends to vigorously defend these matters.

AT&T Wireless Litigation   Several class-action lawsuits were filed in the District Court for the Southern District of New York against ATTC asserting claims under the federal securities laws in connection with the offering of AWE tracking stock in April 2000 (In re AT&T Corp. Securities Litigation). The plaintiffs had demanded damages in excess of $2,100 related to the offering of AWE tracking stock. In April 2006, the parties agreed to settle the litigation for $150 and the Court approved the settlement in October 2006.

Dollars in millions except per share amounts

LIQUIDITY AND CAPITAL RESOURCES

We had $2,418 in cash and cash equivalents available at December 31, 2006. Cash and cash equivalents included cash of $1,324, money market funds of $357 and other cash equivalents of $737. The increase in cash and cash equivalents of nearly $1,200 since December 31, 2005 was primarily provided by cash receipts from operations and the net cash received upon our acquisition of BellSouth and cash received from the sale of non-strategic real estate and other assets. These inflows were partially offset by cash used to meet the needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, repayment of debt, repurchase of treasury shares, net cash provided to AT&T Mobility and increased cash tax payments. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities

During 2006, our primary source of funds was cash from operating activities of $15,615 compared to $12,974 in 2005. Operating cash flows increased primarily due to an increase in net income of more than $2,500 and additional cash provided by the ATTC acquisition, partially offset by increased tax payments of $739 in 2006. Tax payments were higher primarily due to increased income before income taxes. Tax payments in 2006 include a refund from the completion of the ATTC federal income tax audit covering 1997-2001. The 2006 tax payments include amounts related to prior-year accrued liabilities. The timing of cash payments for income taxes, which is governed by the IRS and other taxing jurisdictions, will differ from the timing of recording tax expense and deferred income taxes, which are reported in accordance with GAAP.

During 2005, our primary source of funds was cash from operating activities of $12,974 compared to $10,950 in 2004. Operating cash flows increased in 2005 compared to 2004 primarily due to retirement benefit funding of $2,232 in 2004, partially offset by increased tax payments in 2005 of $1,224. The 2005 increased tax payments were mainly related to prior-year accrued liabilities. We also made advance tax payments, which we consider to be a refundable deposit, to a certain state jurisdiction.

Cash Used in or Provided by Investing Activities

During 2006, cash used for investing activities consisted of:

- $8,320 in construction and capital expenditures.
- $1,089 of net funding for AT&T Mobility's capital and operating requirements in accordance with the terms of our agreement with AT&T Mobility and BellSouth.
- $285 related to the acquisition of USinternetworking, Inc., which provides managed enterprise software and on-demand services, net of cash received.
- $130 related to the acquisition of Comergent, Inc., which provides Internet-based services related to services offered by our Sterling subsidiary.
- $62 related to an investment in 2Wire Inc., a privately held company that provides services related to Project Lightspeed.
- $50 related to the acquisition of Nistevo Corporation, which provides Internet-based services for our Sterling subsidiary.

During 2006, cash provided by our investing activities primarily consisted of:

- $898 in cash received upon closing our acquisition of BellSouth, net of merger acquisition costs.
- $567 of proceeds from real estate sale-leaseback transactions.
- $189 related to the sale of securities and other assets.

To provide high-quality communications services to our customers, we must make significant investments in property, plant and equipment. The amount of capital investment is influenced by demand for services and products, continued growth and regulatory considerations. Our capital expenditures totaled $8,320 for 2006, $5,576 for 2005 and $5,099 for 2004. Capital expenditures in the wireline segment, which represented substantially all of our capital expenditures, increased 50.4% in 2006, reflecting the acquisition of ATTC, and 5.9% in 2005. Our capital expenditures are primarily for our wireline subsidiaries' networks, Project Lightspeed, merger-integration projects and support systems for our long-distance service.

Because of opportunities made available by the continued changing regulatory environment and our acquisition of ATTC and BellSouth, we expect that our capital expenditures for the next two years, which include wireless network expansion and Project Lightspeed, will be in the mid-teens as a percentage of consolidated revenue. We continue to expect spending to be approximately $4,600 on our Project Lightspeed initiative for network-related deployment costs and capital expenditures from 2006 through 2008, as well as additional customer activation capital expenditures. During 2006 we spent approximately $1,500 on our Project Lightspeed initiative. We remain on budget for this overall target and expect to spend approximately $3,100 during 2007 and 2008. These expenditures may increase slightly if the programming and features of the video offering expand or if additional network conditioning is required. We expect that the business opportunities made available, specifically in the data/broadband area, will allow us to expand our products and services (see "U-verse Services (Project Lightspeed)" discussed in "Expected Growth Areas").

We expect to fund 2007 capital expenditures for our wireline segment, which includes international operations, using cash from operations and incremental borrowings, depending on interest rate levels and overall market conditions.

As of December 31, 2006, our wireless segment (AT&T Mobility) spent $7,039 primarily for GSM/GPRS/EDGE network upgrades with their cash from operations, dispositions and, as needed, advances under the revolving credit agreement with us and BellSouth (see Note 14). During 2006, we made net advances to AT&T Mobility of $1,089 under the revolving credit agreement. Additionally, in November 2006, AT&T Mobility completed its purchase of 48 licenses of wireless spectrum from the FCC for $1,335. The upgrade, integration and expansion of our wireless networks will continue to require substantial amounts of capital over the next several years, although we expect these spending levels to decline since we have completed most of our capital expenditures for our UMTS/HSDPA upgrade and the integration of our California network. In 2007, our wireless capital expenditures should be in the lower double-digit range as a percent of our wireless revenues for the integration and expansion of its networks and the installation of UMTS/HSDPA technology

in a number of markets. We expect to fund 2007 capital expenditures for our wireless segment using cash from operations and incremental borrowings, depending on interest rate levels and overall market conditions.

The other segment capital expenditures were less than 2.0% of total capital expenditures in 2006. Included in the other segment are equity investments, which should be self-funding as they are not direct AT&T operations; as well as corporate and Sterling operations, which we expect to fund using cash from operations. We expect to fund any directory segment capital expenditures using cash from operations.

Cash Used in or Provided by Financing Activities
We plan to fund our 2007 financing activities primarily through cash from operations. We will continue to examine opportunities to fund our activities by issuing debt at favorable rates in order to refinance some of our debt maturities and with cash from the disposition of certain other non-strategic investments.

We paid dividends of $5,153 in 2006, $4,256 in 2005 and $4,141 in 2004, reflecting the issuance of additional shares for the ATTC acquisition and dividend increases. Dividends declared by our Board of Directors totaled $1.35 per share in 2006, $1.30 per share in 2005 and $1.26 per share in 2004. In December 2006, our Board of Directors approved a 6.8% increase in the regular quarterly dividend to $0.355 per share. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors the opportunity to continue our historical approach to dividend growth. All dividends remain subject to approval by our Board of Directors.

Our Board of Directors has authorized the repurchase of up to 400 million shares of AT&T common stock; this authorization expires at the end of 2008. During 2006, we repurchased 84 million shares at a cost of $2,678. We expect our 2007 share repurchase to total approximately $7,300. We have repurchased, and intend to continue to repurchase, shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. In February 2007, we issued approximately $3,200 in long-term debt, part of the proceeds of which we intend to use to repurchase shares. We will fund our additional share repurchases through a combination of cash from operations, borrowings, dependent upon market conditions, and cash from the disposition of certain non-strategic investments. See our "Issuer Equity Repurchases" table for share repurchase details in the fourth quarter of 2006.

At December 31, 2006, we had $9,733 of debt maturing within one year, which included $5,214 of commercial paper borrowings, $4,414 of long-term debt maturities and $105 of bank borrowings. All of our commercial paper borrowings are due within 90 days. The availability of bank borrowings is contingent on the level of cash held by some of our foreign subsidiaries. We continue to examine our mix of short- and long-term debt in light of interest rate trends.

During 2006, debt repayments totaled $4,244 and consisted of:
- $4,040 related to debt repayments with interest rates ranging from 5.75% to 9.50%, which included $284 associated with unwinding an interest rate foreign currency swap on our Euro-denominated debt (see Note 8).
- $148 related to called and put debt with interest rates ranging from 6.35% to 9.5%.
- $56 related to scheduled principal payments on other debt and repayments of other borrowings.

In May 2006, we received net proceeds of $1,491 from the issuance of $1,500 of long-term debt consisting of $900 of two-year floating rate notes and $600 of 6.80%, 30-year bonds maturing in 2036.

We received net proceeds of $134 due to the unwinding of our interest rate foreign currency swap related to the repayment of our Euro-denominated debt, mentioned previously. (See Note 8)

In July 2006, we replaced our three-year $6,000 credit agreement with a five-year $6,000 credit agreement with a syndicate of investment and commercial banks. The current agreement will expire in July 2011. The available credit under this agreement increased by an additional $4,000 when we completed our acquisition of BellSouth. This incremental available credit is intended to replace BellSouth's $3,000 credit facility, which was terminated in January 2007. We have the right to request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default under the credit agreement has occurred. We also have the right to terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledge assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We are in compliance with all covenants under the agreement. At December 31, 2006, we had no borrowings outstanding under this agreement. (See Note 7)

Dollars in millions except per share amounts

Following the acquisition of BellSouth in December 2006, we agreed:

- To become a co-obligor on the $750 principal amount 7.5% senior notes due May 1, 2007, and on the $2,000 principal amount 8.125% senior notes due May 1, 2012, originally issued by AWE and on which AT&T Mobility is also a co-obligor.
- To unconditionally and irrevocably guarantee the payment of interest and principal for the $1,200 principal amount of floating rate notes of BellSouth due August 15, 2008. We do not have plans to materially change the corporate structures of BellSouth and AT&T Mobility.
- To unconditionally and irrevocably guarantee all obligations under, including the payment of interest and principal on, the $1,000 principal amount of annual put reset securities issued by BellSouth due 2021, which were originally issued on April 27, 2001 with an annual put option. In addition, we agreed to assume all of BellSouth's reporting obligations under these securities.

In February 2007, we received net proceeds of approximately $3,150 from the issuance of $1,500 principal amount of floating-rate notes due in 2010, $1,200 principal amount of 6.375% notes due in 2056 and $500 principal amount of 5.625% notes due in 2016.

Other

Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders' equity. Our capital structure does not include debt issued by our international equity investees. Total capital increased $90,076 in 2006 compared to $17,791 in 2005. The 2006 total capital increase was primarily due to the purchase of BellSouth (see Note 2). For 2006, our common stock outstanding and capital in excess of par value increased by $60,850 and our current and long-term debt increased by $29,226. The increase in total debt was primarily due to acquired debt from BellSouth and AT&T Mobility of $28,321, an increase in commercial paper and other short-term borrowings of $3,649, debt issuances of $1,500, partially offset by debt repayments of $4,244 during 2006. Stockholders' equity also increased due to our net income and was partially offset by dividend payments and our repurchases of common shares through our stock repurchase program.

For 2005, our common stock outstanding and capital in excess of par value increased nearly $14,200 and our current and long-term debt increased by $3,605. The increase in total debt of $3,605 was primarily due to acquired debt from ATTC of $8,293 and debt issuances of $2,000, partially offset by debt repayments of $6,801 during 2005. Stockholders' equity also increased due to our net income and was partially offset by dividend payments and our repurchases of common shares through our stock repurchase program.

Our debt ratio was 34.1%, 35.9% and 40.0% at December 31, 2006, 2005 and 2004. The debt ratio is affected by the same factors that affect total capital. The primary factor contributing to the decline in our 2006 debt ratio was the acquisition of BellSouth, which increased our stockholders' equity approximately 105% and our total long-term debt by 96%. The primary factor that impacted our 2005 debt ratio was the acquisition of ATTC, which increased stockholders' equity and our total long-term debt.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Current accounting standards require us to disclose our material obligations and commitments to making future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become material. We disclose our contractual long-term debt repayment obligations in Note 7 and our operating lease payments in Note 5. Our contractual obligations do not include expected pension and postretirement payments as we maintain pension funds and Voluntary Employee Beneficiary Association trusts to fully or partially fund these benefits (see Note 10). In the ordinary course of business we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Our contractual obligations as of December 31, 2006, are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our wireline and wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations have been excluded from the table due to the immaterial value at December 31, 2006. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table, obligations which primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 9) of $27,406; postemployment benefit obligations (see Note 10) of $28,901; unamortized investment tax credits of $181; and other noncurrent liabilities of $8,061, which included deferred lease revenue from our agreement with American Tower of $568 (see Note 5).

Contractual Obligations

		Payments Due By Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations[1]	$51,863	$ 4,400	$ 9,814	$ 9,738	$27,911
Commercial paper obligations	5,214	5,214	—	—	—
Other short-term borrowings	105	105	—	—	—
Operating lease obligations	14,296	1,961	3,206	2,382	6,747
Purchase obligations[2,3]	5,797	2,564	2,100	802	331
Other long-term obligations[4]	2,865	632	1,181	755	297
Retirement benefit funding obligation	1,000	—	1,000	—	—
Severance obligations	980	902	78	—	—
Total Contractual Obligations	$82,120	$15,778	$17,379	$13,677	$35,286

[1]The impact of premiums/discounts and derivative instruments included in debt amounts on the balance sheet are excluded from the table.

[2]We have contractual obligations to utilize network facilities from local exchange carriers with terms greater than one year. Since the contracts have no minimum volume requirements and are based on an interrelationship of volumes and discounted rates, we assessed our minimum commitment based on penalties to exit the contracts, assuming that we had exited the contracts on December 31, 2006. At December 31, 2006, the penalties we would have incurred to exit all of these contracts would have been $897. These termination fees could be $623 in 2007, $413 in the aggregate for 2008 and 2009 and $4 for 2010, assuming that all contracts are exited. These termination fees are excluded from the above table as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

[3]We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $244 in 2007, $336 in the aggregate for 2008 and 2009, $140 in the aggregate for 2010 and 2011 and $0 in the aggregate, thereafter. Certain termination fees are excluded from the above table as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

[4]Other long-term obligations includes commitments with local exchange carriers for dedicated leased lines.

MARKET RISK

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented policies and procedures. On a limited basis, we use certain derivative financial instruments, including foreign currency exchange contracts and combined interest rate foreign currency contracts to manage these risks. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity. Our capital costs are directly linked to financial and business risks. We seek to manage the potential negative effects from market volatility and market risk. The majority of our financial instruments are medium- and long-term fixed rate notes and debentures. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these notes and debentures. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. Where appropriate, we will take actions to limit the negative effect of interest and foreign exchange rates, liquidity and counterparty risks on stockholder value.

We enter into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2006, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese Yen.

QUANTITATIVE INFORMATION ABOUT MARKET RISK

In order to determine the changes in fair value of our various financial instruments, we use certain financial modeling techniques. We apply rate-sensitivity changes directly to our interest rate swap transactions and forward rate sensitivity to our foreign currency-forward contracts.

The changes in fair value, as discussed below, assume the occurrence of certain market conditions, which could have an adverse financial impact on AT&T and do not represent projected gains or losses in fair value that we expect to incur. Future impacts would be based on actual developments in global financial markets. We do not foresee any significant changes in the strategies used to manage interest rate risk, foreign currency rate risk or equity price risk in the near future.

Dollars in millions except per share amounts

Interest Rate Sensitivity The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 7 and 8. Following are our interest rate derivatives, subject to interest rate risk as of December 31, 2006. The interest rates illustrated in the interest rate swaps section of the table below refer to the average expected rates we would receive and the average expected rates we would pay based on the contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The net fair value asset (liability) represents the amount we would receive or pay if we had exited the contracts as of December 31, 2006.

	Maturity							
	2007	2008	2009	2010	2011	After 2011	Total	Fair Value 12/31/06
Interest Rate Derivatives								
Interest Rate Swaps:								
Receive Fixed/Pay Variable Notional Amount	—	—	—	—	$1,250	$2,000	$3,250	$(36)
Variable Rate Payable[1]	6.3%	6.1%	6.1%	6.2%	6.2%	6.0%		
Weighted-Average Fixed Rate Receivable	6.0%	6.0%	6.0%	6.0%	6.0%	5.9%		

[1]Interest payable based on current and implied forward rates for Three or Six Month LIBOR plus a spread ranging between approximately 64 and 170 basis points.

We had fair value interest rate swaps with a notional value of $5,050 at December 31, 2006, and $4,250 at December 31, 2005, with a net carrying and fair value liability of $80 and $16, respectively. In 2006, we had $1,000 of swaps mature related to our repayment of the underlying security. The net fair value liability at December 31, 2006, was comprised of a liability of $86 and an asset of $6. The net fair value liability at December 31, 2005, was comprised of a liability of $33 and an asset of $17.

Included in the fair value interest rate swap notional value for 2006 were interest rate swaps with a notional amount of $1,800, which was acquired as a result of our acquisition of BellSouth on December 29, 2006. These swaps were unwound in January 2007 and are therefore excluded from the sensitivity table above.

Foreign Exchange Forward Contracts The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in the value of foreign currencies (negative change in the value of the U.S. dollar), assuming no change in interest rates. See Note 8 to the consolidated financial statements for additional information relating to notional amounts and fair values of financial instruments.

For foreign exchange forward contracts outstanding at December 31, 2006, assuming a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, the fair value of the foreign exchange forward contracts (net liability) would have decreased approximately $30. Because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

The risk of loss in fair values of all other financial instruments resulting from a hypothetical 10% change in market prices was not significant as of December 31, 2006.

QUALITATIVE INFORMATION ABOUT MARKET RISK

Foreign Exchange Risk From time to time, we make investments in businesses in foreign countries, are paid dividends and receive proceeds from sales or borrow funds in foreign currency. Before making an investment, or in anticipation of a foreign currency receipt, we often will enter into forward foreign exchange contracts. The contracts are used to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts. We do not speculate in foreign exchange markets.

We have also entered into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2006, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese Yen.

Interest Rate Risk We issue debt in fixed and floating rate instruments. Interest rate swaps are used for the purpose of controlling interest expense by managing the mix of fixed and floating rate debt. Interest rate forward contracts are utilized to hedge interest expense related to debt financing. We do not seek to make a profit from changes in interest rates. We manage interest rate sensitivity by measuring potential increases in interest expense that would result from a probable change in interest rates. When the potential increase in interest expense exceeds an acceptable amount, we reduce risk through the issuance of fixed rate (in lieu of variable rate) instruments and the purchase of derivatives.

Issuer Equity Repurchases

On March 4, 2006, our Board of Directors authorized the repurchase of up to 400 million shares of AT&T common stock; this authorization expires at the end of 2008. During the fourth quarter of 2006, we repurchased 39.2 million shares at a cost of $1,319. Under this repurchase plan, we repurchased $2,678 in shares during 2006. We expect our combined buyback for 2006 and 2007 to total $10,000 at the end of 2007. We have repurchased, and intend to continue to repurchase, shares pursuant to plans that comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934. We will fund our share repurchases through a combination of cash from operations, borrowings, dependent upon market conditions, and cash from the disposition of certain non-strategic investments.

Purchase Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 2, 2006 – October 31, 2006	12,600,000	$33.05	12,600,000	342,430,000
November 1, 2006 – November 30, 2006	13,832,816	$33.28	13,832,816	328,597,184
December 1, 2006 – December 20, 2006	12,765,068	$34.64	12,765,068	315,832,116
Total	39,197,884	$33.65	39,197,884	315,832,116

[1]Average Price Paid per Share excludes transaction costs.

STOCK PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return
AT&T Inc., S&P 500 Index, Peer Group, and S&P 500 Integrated Telecom Index



The comparison above assumes $100 invested on December 31, 2001, in AT&T common stock, Standard & Poor's 500 Index (S&P 500), Standard & Poor's 500 Integrated Telecom Index (Telecom Index) and a Peer Group of other large U.S. telecommunications companies (BellSouth and Verizon). The index of telecommunications companies (Peer Group) is weighted according to the market capitalization of its component companies at the beginning of each period. As a result of the acquisition of BellSouth on December 29, 2006, the Peer Group will no longer represent multiple independent companies, so we have adopted the Telecom Index to represent comparable companies. Total return equals stock price appreciation plus reinvestment of dividends on a quarterly basis.

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

As required under the rules of the New York Stock Exchange (NYSE), our chief executive officer has timely submitted to the NYSE his annual certification that he is not aware of any violation by the company of NYSE corporate governance standards. Also as required under the rules of the NYSE, readers are advised that the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are not included in this report but instead are included as exhibits to our Annual Report on Form 10-K for 2006.

RISK FACTORS

In addition to the other information set forth in this document, including the matters contained under the caption "Cautionary Language Concerning Forward-Looking Statements," you should carefully read the matters described below. We believe that each of these matters could materially affect our business. We recognize that most of these factors are beyond our ability to control and therefore to predict an outcome. Accordingly, we have organized them by first addressing general factors, then industry factors and, finally, items specifically applicable to us.

Adverse changes in medical costs and the U.S. and foreign securities markets and interest rates could materially increase our benefit plan costs.

Our pension and postretirement costs are subject to increases, primarily due to continuing increases in medical and prescription drug costs and can be affected by lower returns in prior years on funds held by our pension and other benefit plans, which are reflected in our financial statements over several years. Investment returns on these funds depend largely on trends in the U.S. and foreign securities markets and the U.S. economy. In calculating the annual costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our annual costs will increase.

The FASB required companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Therefore, an increase in our costs will have a negative effect on our balance sheet.

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the last several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In order to remain competitive, we have begun to deploy a more sophisticated wireline network and continue to deploy a more sophisticated wireless network, as well as research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could materially adversely affect us.

Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the U.S. are also subject to the jurisdiction of national regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. The adoption of new regulations or changes to existing regulations could significantly increase our costs, which either would reduce our operating margins or potentially increase customer turnover should we attempt to increase prices to cover our increased costs. In addition, the development of new technologies, such as IP-based services, has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us.

Increasing competition in our wireline markets could adversely affect wireline operating margins.

We expect competition in the telecommunications industry to continue to intensify. We expect this competition will continue to put pressure on pricing, margins and customer retention. A number of our competitors that rely on comparable alternatives (e.g., wireless, cable and VoIP) are typically subject to less (or no) regulation than our wireline subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to a non-unionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). We believe such advantages can be offset by continuing to increase the efficiency of our operating systems and by improving employee training and productivity; however, there can be no guarantee that our efforts in these areas will be successful.

Increasing competition in the wireless industry could adversely affect AT&T Mobility's operating results.

On average, AT&T Mobility has three to four other wireless competitors in each of its service areas and competes for customers based principally on price, service offerings, call quality, coverage area and customer service. In addition, AT&T Mobility is likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. AT&T Mobility expects intense industry competition and market saturation may cause the wireless industry's customer growth rate to moderate in comparison with historical growth rates. This competition will continue to put pressure on pricing and margins as companies compete for potential customers. AT&T Mobility's ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of equipment choices, marketing plans and financial budgets.

Equipment failures, natural disasters and terrorist attacks may materially adversely affect our operations.

Major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment, could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireline or wireless systems, even for a limited time period, may result in significant expenses, a loss of customers or impair our ability to attract new customers, which could have a material adverse effect on our business, results of operations and financial condition.

The success of our Project Lightspeed broadband initiative will depend on the timing, extent and cost of deployment; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability and reliability of the various technologies required to provide such offerings.

The trend in telecommunications technology is to shift from the traditional circuit- and wire-based technology to IP-based technology. IP-based technology can transport voice and data, as well as video, from both wired and wireless networks. IP-based networks also potentially cost less to operate than traditional networks. Our competitors, many of which are newer companies, are deploying this IP-based technology. In order to continue to offer attractive and competitively priced services, we are deploying a new broadband network to offer IP-based voice, data and video services. Using a new and sophisticated technology on a very large scale entails risks but also presents opportunities to expand service offerings to customers. Should deployment of our network be delayed or costs exceed expected amounts, our margins would be adversely affected and such effects could be material. Should regulatory requirements be different than we anticipated, our deployment could be delayed, perhaps significantly, or limited to only those geographical areas where regulation is not burdensome. In addition, should the delivery of services expected to be deployed on our network be delayed due to technological or regulatory constraints, performance of suppliers, or other reasons, or the cost of providing such services becomes higher than expected, customers may decide to purchase services from our competitors, which would adversely affect our revenues and margins, and such effects could be material.

Our acquisition of ATTC may not be integrated successfully; the expected cost-savings and any other synergies from the acquisition may take longer to realize than expected or may not be fully realized; and disruption from the acquisition may adversely affect our relationships with customers, employees, suppliers and other parties.

We acquired ATTC in November 2005 in order to combine ATTC's global systems capabilities, business and government customers and IP-based business with our local exchange, broadband and wireless services and to create potential cost-savings, revenue synergies, technological development and other benefits. To date, the integration of ATTC's businesses has proceeded on schedule and within our budget assumptions. We have not experienced any significant customer or supplier disruptions. However, this process is lengthy and we expect that it will continue to involve significant management attention. We also expect to continue to incur substantial expenses related to the integration of ATTC. We must integrate a large number of systems, both operational and administrative. These integration expenses have resulted in our taking significant charges against earnings, both cash and noncash, primarily from the amortization of intangibles and one-time impairments. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. In addition, events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to integrate ATTC, and such effects could be material.

The impact of our year-end acquisition of BellSouth, including the risk that the businesses will not be integrated successfully; the risk that the cost-savings and any other synergies from the acquisition may take longer to realize than expected or may not be fully realized; and disruption from the acquisition may make it more difficult to maintain relationships with customers, employees or suppliers.

We acquired BellSouth in order to streamline the ownership and operations of AT&T Mobility and to combine the AT&T Mobility, BellSouth and AT&T IP networks into a single IP network; to speed the deployment, and at lower cost, of next-generation IP video and other services; to provide business customers with the benefits of combining AT&T's national and international networks and services with BellSouth's local exchange and broadband services; and to create potential cost-savings, technological development and other benefits. Achieving these results will depend in part on successfully integrating three large corporations, which could involve significant management attention and create uncertainties for employees. Additionally, we and AT&T Mobility are already in the process of integrating previous acquisitions. Uncertainty among employees could adversely affect our ability to attract and retain key employees. Diversion of attention from ongoing operations on the part of management and employees could adversely affect our customers, suppliers and other parties with whom we have relationships. Customers and strategic partners may delay or defer decisions to use services of AT&T, which could adversely affect our revenues and earnings. We also expect to incur substantial expenses related to the integration of these companies. We must integrate a large number of systems, both operational and administrative. These integration expenses may result in our taking significant charges against earnings, both cash and noncash, primarily from the amortization of intangibles. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. In addition, events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to realize the expected benefits from this acquisition.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties, and actual results could differ materially. Many of these factors are discussed in more detail in the "Risk Factors" section. We claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:

- Adverse economic changes in the markets served by us or in countries in which we have significant investments.
- Changes in available technology and the effects of such changes including product substitutions and deployment costs.
- Increases in our benefit plans' costs including increases due to adverse changes in the U.S. and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates, and adverse medical cost trends.
- The final outcome of Federal Communications Commission proceedings and reopenings of such proceedings and judicial review, if any, of such proceedings, including issues relating to access charges, broadband deployment, unbundled loop and transport elements and wireless services.
- The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings, and judicial review, if any, of such proceedings, including proceedings relating to interconnection terms, access charges, universal service, UNE-Ps and resale and wholesale rates, broadband deployment including Project Lightspeed, performance measurement plans, service standards and traffic compensation.
- Enactment of additional state, federal and/or foreign regulatory and tax laws and regulations pertaining to our subsidiaries and foreign investments.
- Our ability to absorb revenue losses caused by increasing competition, including offerings using alternative technologies (e.g., cable, wireless and VoIP), and our ability to maintain capital expenditures.
- The extent of competition and the resulting pressure on access line totals and wireline and wireless operating margins.
- Our ability to develop attractive and profitable product/ service offerings to offset increasing competition in our wireline and wireless markets.
- The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including state regulatory proceedings relating to UNE-Ps and nonregulation of comparable alternative technologies (e.g., VoIP).

- The timing, extent and cost of deployment of our Project Lightspeed initiative; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative, and; the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.
- The outcome of pending or threatened litigation including patent claims against third parties doing business with us.
- The impact on our networks and business of major equipment failures, severe weather conditions, natural disasters or terrorist attacks.
- The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
- The issuance by the Internal Revenue Service and/or state tax authorities of new tax regulations or changes to existing standards and actions by federal, state or local tax agencies and judicial authorities with respect to applying applicable tax laws and regulations; and the resolution of disputes with any taxing jurisdictions.
- Our ability to adequately fund our wireless operations, including access to additional spectrum; network upgrades and technological advancements.
- The impact of our acquisition of BellSouth, including the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the acquisition may take longer to realize than expected or may not be fully realized; and the disruption from the acquisition may make it more difficult to maintain relationships with customers, employees or suppliers.
- The impact of our acquisition of ATTC, including the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; disruption from the integration process making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues.
- Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, to respond to competition and regulatory, legislative and technological developments.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

Consolidated Statements of Income

Dollars in millions except per share amounts

	2006	2005	2004
Operating Revenues			
Voice	$33,908	$24,484	$23,553
Data	18,068	10,734	9,046
Wireless service	192	—	—
Directory	3,621	3,625	3,665
Other	7,266	4,921	4,469
Total operating revenues	63,055	43,764	40,733
Operating Expenses			
Cost of sales (exclusive of depreciation and amortization shown separately below)	27,349	19,009	17,361
Selling, general and administrative	15,511	10,944	9,907
Depreciation and amortization	9,907	7,643	7,564
Total operating expenses	52,767	37,596	34,832
Operating Income	10,288	6,168	5,901
Other Income (Expense)			
Interest expense	(1,843)	(1,456)	(1,023)
Interest income	377	383	492
Equity in net income of affiliates	2,043	609	873
Other income (expense) – net	16	14	922
Total other income (expense)	593	(450)	1,264
Income Before Income Taxes	10,881	5,718	7,165
Income taxes	3,525	932	2,186
Income From Continuing Operations	7,356	4,786	4,979
Income From Discontinued Operations, net of tax	—	—	908
Net Income	$ 7,356	$ 4,786	$ 5,887
Earnings Per Common Share:			
Income From Continuing Operations	$ 1.89	$ 1.42	$ 1.50
Net Income	$ 1.89	$ 1.42	$ 1.78
Earnings Per Common Share – Assuming Dilution:			
Income From Continuing Operations	$ 1.89	$ 1.42	$ 1.50
Net Income	$ 1.89	$ 1.42	$ 1.77

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Dollars in millions except per share amounts

	December 31, 2006	December 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 2,418	$ 1,224
Accounts receivable – net of allowances for uncollectibles of $1,276 and $1,176	16,194	9,351
Prepaid expenses	1,477	1,029
Deferred income taxes	3,034	2,011
Other current assets	2,430	1,039
Total current assets	25,553	14,654
Property, Plant and Equipment – Net	94,596	58,727
Goodwill	67,657	14,055
Intangible Assets – Net	59,740	8,503
Investments in Equity Affiliates	1,995	2,031
Investments in and Advances to AT&T Mobility	—	31,404
Postemployment Benefit	14,228	12,666
Other Assets	6,865	3,592
Total Assets	$270,634	$145,632
Liabilities and Stockholders' Equity		
Current Liabilities		
Debt maturing within one year	$ 9,733	$ 4,455
Accounts payable and accrued liabilities	25,508	17,088
Accrued taxes	3,026	2,586
Dividends payable	2,215	1,289
Total current liabilities	40,482	25,418
Long-Term Debt	50,063	26,115
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes	27,406	15,713
Postemployment benefit obligation	28,901	18,133
Unamortized investment tax credits	181	209
Other noncurrent liabilities	8,061	5,354
Total deferred credits and other noncurrent liabilities	64,549	39,409
Stockholders' Equity		
Common shares ($1 par value, 7,000,000,000 authorized: issued 6,495,231,088 at December 31, 2006 and 4,065,093,907 at December 31, 2005)	6,495	4,065
Capital in excess of par value	91,352	27,499
Retained earnings	30,375	29,106
Treasury shares (256,484,793 at December 31, 2006 and 188,209,761 at December 31, 2005, at cost)	(7,368)	(5,406)
Additional minimum pension liability adjustment	—	(218)
Accumulated other comprehensive income	(5,314)	(356)
Total stockholders' equity	115,540	54,690
Total Liabilities and Stockholders' Equity	$270,634	$145,632

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in millions, increase (decrease) in cash and cash equivalents

	2006	2005	2004
Operating Activities			
Net income	$ 7,356	$ 4,786	$ 5,887
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,907	7,643	7,564
Undistributed earnings from investments in equity affiliates	(1,946)	(451)	(542)
Provision for uncollectible accounts	586	744	761
Amortization of investment tax credits	(28)	(21)	(32)
Deferred income tax (benefit) expense	(87)	(658)	646
Net gain on sales of investments	(10)	(135)	(939)
Income from discontinued operations, net of tax	—	—	(908)
Retirement benefit funding	—	—	(2,232)
Changes in operating assets and liabilities:			
Accounts receivable	519	(94)	282
Other current assets	30	34	(102)
Accounts payable and accrued liabilities	(2,213)	74	408
Stock-based compensation tax benefit	(18)	(3)	(5)
Other – net	1,519	1,055	162
Total adjustments	8,259	8,188	5,063
Net Cash Provided by Operating Activities	15,615	12,974	10,950
Investing Activities			
Construction and capital expenditures	(8,320)	(5,576)	(5,099)
Receipts from (investments in) affiliates – net	(1,104)	2,436	(22,660)
Dispositions	756	526	6,672
Acquisitions, net of cash acquired	368	1,504	(74)
Purchases of held-to-maturity securities	—	—	(135)
Maturities of held-to-maturity securities	3	99	499
Proceeds from note repayment	—	37	50
Other	4	—	—
Net Cash Used in Investing Activities	(8,293)	(974)	(20,747)
Financing Activities			
Net change in short-term borrowings with original maturities of three months or less	3,649	(4,119)	3,398
Repayment of other short-term borrowings	(2)	—	—
Issuance of long-term debt	1,491	1,973	6,461
Repayment of long-term debt	(4,242)	(2,682)	(881)
Purchase of treasury shares	(2,678)	(1,843)	(448)
Issuance of treasury shares	589	432	216
Repurchase of preferred shares of subsidiaries	—	(728)	—
Dividends paid	(5,153)	(4,256)	(4,141)
Stock-based compensation tax benefit	18	3	5
Other	200	(6)	—
Net Cash (Used in) Provided by Financing Activities	(6,128)	(11,226)	4,610
Net increase (decrease) in cash and cash equivalents from continuing operations	1,194	774	(5,187)
Net Cash Used in Operating Activities from Discontinued Operations	—	(310)	(256)
Net Cash Provided by Investing Activities from Discontinued Operations	—	—	1,397
Net increase (decrease) in cash and cash equivalents	1,194	464	(4,046)
Cash and cash equivalents beginning of year	1,224	760	4,806
Cash and Cash Equivalents End of Year	$ 2,418	$ 1,224	$ 760

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Dollars and shares in millions except per share amounts

	2006 Shares	2006 Amount	2005 Shares	2005 Amount	2004 Shares	2004 Amount
Common Stock						
Balance at beginning of year	4,065	$ 4,065	3,433	$ 3,433	3,433	$ 3,433
Issuance of shares	2,430	2,430	632	632	—	—
Balance at end of year	6,495	$ 6,495	4,065	$ 4,065	3,433	$ 3,433
Capital in Excess of Par Value						
Balance at beginning of year		$27,499		$13,350		$13,556
Issuance of shares		63,637		14,087		(315)
Stock based compensation		216		62		109
Balance at end of year		$91,352		$27,499		$13,350
Retained Earnings						
Balance at beginning of year		$29,106		$28,806		$27,089
Net income ($1.89, $1.42 and $1.78 per share)		7,356		4,786		5,887
Dividends to stockholders ($1.35, $1.30 and $1.26 per share)		(6,079)		(4,480)		(4,170)
Other		(8)		(6)		—
Balance at end of year		$30,375		$29,106		$28,806
Treasury Shares						
Balance at beginning of year	(188)	$ (5,406)	(132)	$ (4,535)	(128)	$ (4,698)
Purchase of shares	(84)	(2,678)	(76)	(1,843)	(17)	(448)
Issuance of shares	16	716	20	972	13	611
Balance at end of year	(256)	$ (7,368)	(188)	$ (5,406)	(132)	$ (4,535)
Additional Minimum Pension Liability Adjustment						
Balance at beginning of year		$ (218)		$ (190)		$ (1,132)
Required adjustments, net of taxes of $6, $(17) and $578		10		(28)		942
Adoption of FAS 158		208		—		—
Balance at end of year		$ —		$ (218)		$ (190)
Accumulated Other Comprehensive Income, net of tax						
Balance at beginning of year		$ (356)		$ (360)		$ —
Currency translation adjustments:						
Foreign currency translation adjustment, net of taxes of $9, $27 and $(17)		17		50		(31)
Less reclassification adjustment for cumulative currency translation adjustments realized in net income, net of taxes of $(52)		—		—		(97)
Net unrealized gains (losses) on securities:						
Unrealized gains (losses), net of taxes of $7, $3 and $102		13		5		189
Less reclassification adjustment realized in net income, net of taxes of $(4), $(30) and $(121)		(8)		(56)		(225)
Net unrealized gains (losses) on cash flow hedges:						
Unrealized gains (losses), net of taxes of $2, $(1) and $(106)		2		(1)		(196)
Less reclassification adjustment realized in net income, net of taxes of $8 and $3		15		7		—
Other		2		(1)		—
Other comprehensive income (loss)		41		4		(360)
Adjustment to initially apply FAS 158, net of tax		(4,999)		—		—
Balance at end of year		$ (5,314)		$ (356)		$ (360)
Total Comprehensive Income						
Net income		$ 7,356		$ 4,786		$ 5,887
Additional minimum pension liability adjustments per above		10		(28)		942
Other comprehensive income (loss) per above		41		4		(360)
Total Comprehensive Income		$ 7,407		$ 4,762		$ 6,469

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation   Throughout this document, AT&T Inc. is referred to as "AT&T," "we" or the "Company." The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally providing wireline and wireless telecommunications services and equipment as well as directory advertising and publishing services. On December 29, 2006, we acquired 100% of the outstanding common shares of BellSouth Corporation (BellSouth). BellSouth is a wholly-owned subsidiary of the Company and the results of BellSouth's operations have been included in our consolidated financial statements after the December 29, 2006 acquisition date. For a detailed discussion of our acquisition, see Note 2.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships, joint ventures, including AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC (Cingular), and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Until the BellSouth acquisition, we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth, our 40% economic partner. We had equal voting rights and representation on the board of directors that controlled AT&T Mobility. After the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary of AT&T. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 6).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates.

FIN 48   In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), an interpretation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 changes the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Our evaluation of the impact FIN 48 will have on our financial position and results of operations is ongoing. See Note 9 for further discussion.

EITF 06-3   In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" (EITF 06-3). EITF 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity's accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22, "Disclosure of Accounting Policies." Amounts that are allowed to be charged to customers as an offset to taxes owed by a company are not considered taxes collected and remitted.

If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact EITF 06-3 will have, but do not expect a material impact on our financial position and results of operations.

FAS 157   In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurement. FAS 157 does not require any new fair value measurements and we do not expect the application of this standard to change our current practice. FAS 157 requires prospective application for fiscal years ending after November 15, 2007.

FAS 158   In September 2006, the FASB issued Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (FAS 158). FAS 158 required us to recognize the funded status of defined benefit pension, including supplemental retirement and savings plans, and postemployment plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This standard has no effect on our expense or benefit recognition, nor will it affect the funding requirements imposed under the Employee Retirement Income Security Act of 1974, as amended (ERISA). FAS 158 requires prospective application for fiscal years ending after December 15, 2006. The table below illustrates the incremental impact on our Consolidated Balance Sheet of applying FAS 158 at December 31, 2006.

	Before Application of FAS 158	Adjustments	After Application of FAS 158
Postemployment Benefit	$ 19,118	$(4,890)	$ 14,228
Other Assets	7,003	(138)	6,865
Postretirement benefit obligation	25,485	3,416	28,901
Noncurrent deferred income taxes	31,100	(3,694)	27,406
Other noncurrent liabilities	8,020	41	8,061
Additional minimum pension liability adjustment – net of tax	(208)	208	—
Accumulated other comprehensive income – net of tax	(315)	(4,999)	(5,314)
Total Stockholders' Equity	120,331	(4,791)	115,540

Reclassifications   We have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. Included among these, as a result of integration activities following our November 2005 acquisition of AT&T Corp. (ATTC), we revised our segment reporting in 2006 (see Note 4). In addition, we revised the product categories reported in operating revenue as follows: long distance is now reported in voice revenue; the majority of customer premises equipment and integration services

Dollars in millions except per share amounts

revenue, previously reported as voice and data revenue are now reported in other revenue; and directory revenue now reflects our traditional directory segment revenue. Operating income remained unchanged by these reclassifications.

Income Taxes Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. To the extent allowed by GAAP, we provide valuation allowances against the deferred tax assets for amounts when the realization is uncertain. Management reviews these items regularly in light of changes in tax laws and court rulings at both federal and state levels.

Our income tax returns are regularly audited and reviewed by the Internal Revenue Service (IRS) and state taxing authorities. The IRS has completed examinations for all tax years through 2002. In 2005, we reached a settlement with the IRS regarding almost all issues included in 1997-1999 claims. The 1997-1999 IRS settlement resulted in an income tax benefit that was recognized during 2005. During 2006 the IRS completed the field examination for the 2000-2002 periods. Settlement meetings with the IRS Appeals Division related to the disputed issues will begin during 2007. We do not expect a decision during 2007 from the IRS relating to the 2000-2002 disputed issues. The completion of the 2000-2002 examination is not expected to have an adverse impact on the financial statements. The IRS also began its field examination of our 2003-2005 federal tax returns during 2006. We do not expect the IRS to complete the field examination during 2007.

Additionally, during the first quarter of 2006, we received Joint Committee approval of the IRS audit for ATTC's 1997-2001 federal income tax returns. The closing of this audit resulted in a reduction to goodwill and a corresponding reduction in our net deferred tax liability, as required by the purchase accounting rules, of approximately $385.

The IRS has completed field examinations for BellSouth's tax years through 2001 and all years through 1998 are settled and closed. The IRS has issued assessments challenging the timing and amounts of various deductions for the 1999-2001 periods. Settlement discussions with the IRS Appeals Division regarding the 1999-2001 periods continue. Additionally, we anticipate that the IRS will complete its examination for the 2002-2003 periods during 2007 and we project that settlement meetings with the IRS Appeals Division will begin during 2007. The IRS' field examination of BellSouth's 2004-2005 federal tax returns began in 2006 and is not likely to be completed during 2007. We do not expect the resolution of these audits to have an adverse impact on the financial statements.

The IRS has completed field examinations for all AT&T Mobility tax years through 2003. The IRS has issued assessments challenging the timing and amounts of various deductions for the 2002-2003 periods. We anticipate that we will begin settlement meetings with the IRS Appeals Division related to AT&T Mobility's 2002-2003 disputed issues during 2007. The IRS' field examination of AT&T Mobility's 2004-2005 federal tax returns is expected to begin during 2007. We do not expect the resolution of these audits to have an adverse impact on the financial statements.

Investment tax credits earned prior to their repeal by the Tax Reform Act of 1986 are amortized as reductions in income tax expense over the lives of the assets, which gave rise to the credits.

Cash Equivalents Cash and cash equivalents include all highly liquid investments with original maturities of three months or less and the carrying amounts approximate fair value. At December 31, 2006, we held $1,324 in cash, $357 in money market funds and $737 in other cash equivalents.

Investment Securities Investments in securities principally consist of held-to-maturity or available-for-sale instruments. Short-term and long-term investments in money market securities are carried as held-to-maturity securities. Available-for-sale securities consist of various debt and equity securities that are long term in nature. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated other comprehensive income. Our investment securities maturing within one year are recorded in "Other current assets" and instruments with maturities of more than one year are recorded in "Other Assets" on the Consolidated Balance Sheets.

Revenue Recognition Revenues derived from local telephone, long-distance and data services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic processed), period of time (e.g., monthly service fees) or other established fee schedules. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. We record an estimated revenue reduction for future adjustments to customer accounts, other than a provision for doubtful accounts, at the time revenue is recognized based on historical experience. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and set-up fees are deferred and recognized over the associated service contract period. If no service contract exists, those fees are recognized over the average customer relationship period. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts where we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement. We recognize revenues and expenses related to publishing directories on the amortization method, which recognizes revenues and expenses ratably over the life of the directory title, typically 12 months.

Traffic Compensation Expense We use various estimates and assumptions to determine the amount of traffic compensation expenses recognized during any reporting period. Switched traffic compensation costs are accrued utilizing estimated rates by product, formulated from historical data and adjusted for known rate changes and volume levels. Such estimates are adjusted monthly to reflect newly available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received until three to nine months subsequent to the end of the reporting period, at which point a final

adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs. These costs are adjusted to reflect actual expenses over the three months following the end of the reporting period as bills are received.

Allowance for Uncollectibles   We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly and the bad debt allowances adjusted accordingly.

Property, Plant and Equipment   Property, plant and equipment is stated at cost, except for assets acquired using purchase accounting, which are recorded at fair value (see Note 2). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. The increase in the carrying value of the associated long-lived asset is depreciated over the corresponding estimated economic life.

Software Costs   It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in "Property, Plant and Equipment" on our Consolidated Balance Sheets and are amortized over a period not to exceed five years. Software costs that do not meet capitalization criteria are expensed immediately.

Goodwill and Other Intangible Assets   Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. We have completed our annual impairment testing for 2006 and determined that no impairment exists. The significant increase in the carrying amount of our goodwill in 2006 primarily resulted from our acquisition of BellSouth, and in 2005, primarily resulted from our acquisition of ATTC.

Intangible assets that have finite useful lives are amortized over their useful lives, which range from 6 months to 18 years. Customer relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows based in such a way as to allocate it as equitably as possible to periods during which we expect to benefit from those relationships.

A significant portion of AT&T Mobility's intangible assets are Federal Communications Commission (FCC) licenses that provide them with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, AT&T Mobility has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of its FCC licenses and therefore treats the FCC licenses as an indefinite-lived intangible asset under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

In accordance with EITF No. 02-7, "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets," AT&T Mobility tests its licenses for impairment on an aggregate basis, consistent with its management of the business on a national scope. AT&T Mobility utilizes a fair value approach, incorporating discounted cash flows, to complete the test. This approach determines the fair value of the FCC licenses and, accordingly, incorporates cash flow assumptions regarding the investment in a network, the development of distribution channels and other inputs for making the business operational. As these inputs are included in determining free cash flows of the business, the present value of the free cash flows is attributable to the licenses. The discount rate applied to the cash flows is consistent with AT&T Mobility's weighted-average cost of capital.

During the fourth quarter of 2006, AT&T Mobility completed its annual impairment tests for goodwill and indefinite-lived FCC licenses. These annual impairment tests resulted in no impairment of AT&T Mobility's goodwill or indefinite-lived FCC licenses.

Advertising Costs   Advertising costs for advertising products and services or for promoting our corporate image are expensed as incurred.

Foreign Currency Translation   Our foreign investments and foreign subsidiaries generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate

Dollars in millions except per share amounts

component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets. Gains and losses resulting from exchange-rate changes on transactions denominated in a currency other than the local currency are included in earnings as incurred.

We have also entered into foreign currency contracts to minimize our exposure to risk of adverse changes in currency exchange rates. We are subject to foreign exchange risk for foreign currency-denominated transactions, such as debt issued, recognized payables and receivables and forecasted transactions. At December 31, 2006, our foreign currency exposures were principally Euros, British pound sterling, Danish krone and Japanese Yen.

Derivative Financial Instruments We record derivatives on the balance sheet at fair value. We do not invest in derivatives for trading purposes. We use derivatives from time to time as part of our strategy to manage risks associated with our contractual commitments. These derivatives are designated as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). Our derivative financial instruments primarily include interest rate swap agreements and foreign currency exchange contracts. For example, we use interest rate swaps to manage our exposure to changes in interest rates on our debt obligations (see Note 8). We account for our interest rate swaps using mark-to-market accounting and include gains or losses from interest rate swaps when paid or received in interest expense on our Consolidated Statements of Income. Amounts paid or received on interest rate forward contracts are amortized over the period of the related interest payments.

All other derivatives are not formally designated for accounting purposes (undesignated). These derivatives, although undesignated for accounting purposes, are entered into to hedge economic risks.

We record changes in the fair value of fair value hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Gains or losses upon termination of our fair value hedges are recognized as interest expense when the hedge instrument is settled.

We record changes in the fair value of cash flow hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, in "Accumulated other comprehensive income," which is a component of Stockholders' Equity. The settlement gains or costs on our cash flow hedges are amortized as interest expense over the term of the interest payments of the related debt issuances.

Changes in the fair value of undesignated derivatives are recorded in other income (expense), net, along with the change in fair value of the underlying asset or liability, as applicable.

Cash flows associated with derivative instruments are presented in the same category on the Consolidated Statements of Cash Flows as the item being hedged.

When hedge accounting is discontinued, the derivative is adjusted for changes in fair value through other income (expense), net. For fair value hedges, the underlying asset or liability will no longer be adjusted for changes in fair value, and any asset or liability recorded in connection with the hedging relationship (including firm commitments) will be removed from the balance sheet and recorded in current-period earnings. For cash flow hedges, gains and losses that were accumulated in other comprehensive income as a component of stockholders' equity in connection with hedged assets or liabilities or forecasted transactions will be recognized in other income (expense), net, in the same period the hedged item affects earnings.

Employee Separations In accordance with Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," we establish obligations for expected termination benefits provided to former or inactive employees after employment but before retirement. These benefits include severance payments, workers' compensation, disability, medical continuation coverage and other benefits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141), severance accruals recorded for the BellSouth and ATTC acquisition related to the acquired employees were included in the purchase price allocation (see Note 2). At December 31, 2006, we had severance accruals of $263, of which $240 was established as merger-related severance accruals. In accordance with FAS 141, severance accruals for BellSouth employees were included in the purchase price allocation (see Note 2). At December 31, 2005, we had severance accruals of $410.

Pension and Postretirement Benefits See Note 10 for a comprehensive discussion of our pension and postretirement benefit expense, including a discussion of the actuarial assumptions.

NOTE 2. ACQUISITIONS, DISPOSITIONS, VALUATION AND OTHER ADJUSTMENTS

Acquisitions

BellSouth Corporation In December 2006, we acquired BellSouth in a transaction accounted for under FAS 141. BellSouth was the leading communications service provider in the southeastern U.S., providing wireline communications services, including local exchange, network access, intraLATA long-distance services and Internet services to substantial portions of the population across nine states. BellSouth also provided long-distance services to enterprise customers throughout the country.

Under the merger agreement, each share of BellSouth common stock was exchanged for 1.325 shares of our common stock. We issued 2.4 billion shares to BellSouth shareholders, giving them an approximate 39% stake in the combined company, based on common shares outstanding. Based on the $35.75 per share closing price of our common stock on the New York Stock Exchange (NYSE) on December 29, 2006, the last trading session before the closing of the merger, consideration received by BellSouth shareholders was approximately $86,900.

Based on the average closing price of our common stock on the NYSE for the two days prior to, including, and two days subsequent to the public announcement of the merger (March 5, 2006) of $27.32, capitalized merger-transaction costs and other items, the transaction was valued, for accounting purposes, at $66,798.

We and BellSouth jointly owned AT&T Mobility and the Internet-based publisher YELLOWPAGES.COM (YPC). In the AT&T Mobility joint venture, we held a 60% economic interest and BellSouth held a 40% economic interest and in the YPC joint venture we held a 66% economic interest and BellSouth held a 34% economic interest. For each joint venture, control was shared equally. We and BellSouth each accounted for the joint ventures under the equity method of accounting, recording the proportional share of AT&T Mobility's and YPC's income as equity in net income of affiliates on the respective consolidated statements of income and reporting the ownership percentage of AT&T Mobility's net assets as "Investments in and Advances to AT&T Mobility" and the ownership percentage of YPC's net assets as "Investments in Equity Affiliates" on the respective consolidated balance sheets. After the BellSouth acquisition, BellSouth, AT&T Mobility and YPC became wholly-owned subsidiaries of AT&T.

We paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for a number of reasons, including the following:

AT&T Mobility

• Ownership of 100% of AT&T Mobility will permit us to better integrate AT&T Mobility offerings with our other communication offerings. We expect that this will create enhanced marketing opportunities, significant network synergies resulting from the combination of multiple Internet Protocol (IP) networks and the ability to more rapidly develop and make available advanced products and services. The ownership change in AT&T Mobility will also improve the speed and focus of decision making, which should help to develop and deliver more quickly the new products and services customers desire.

Network Integration

• The merger will allow for the ability to integrate IP networks of AT&T, BellSouth and AT&T Mobility into a single fully-integrated wireless and wireline IP network and will not only offer substantial cost-saving opportunities, but should also allow us to offer the desired products and services demanded by customers.

• The addition of the BellSouth wireline network, which already includes a substantial build-out of fiber-optic cable to points near end-users, will complement our existing plans to deploy IPTV to existing wireline service areas and to increase the number of potential customers for our IPTV product.

The application of purchase accounting under FAS 141, requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The acquisition of BellSouth's portion of AT&T Mobility has been accounted for as a step acquisition. In accordance with purchase accounting rules, BellSouth's investment in AT&T Mobility has been adjusted to its fair value through purchase accounting adjustments.

The assets and liabilities of BellSouth and AT&T Mobility have been appraised, based on third-party valuations, for inclusion in the balance sheet, adjusting 100% of BellSouth's and 40% of AT&T Mobility's values. Long-lived assets such as property, plant and equipment will reflect a value of replacing the assets, which takes into account changes in technology, usage, and relative obsolescence and depreciation of the assets, sometimes referred to as a "Greenfield approach." This approach often results in differences, sometimes material, from recorded book values even if, absent the acquisition, the assets would not be impaired. In addition, assets and liabilities that would not normally be recorded in ordinary operations will be recorded at their acquisition values (i.e., customer relationships that were developed by the acquired company). Debt instruments and investments are valued in relation to current market conditions and other assets and liabilities are valued based on the acquiring company's estimates. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill. These values are subject to adjustment for one year after the close of the transaction as additional information is obtained.

The allocation process requires an analysis of acquired fixed assets, contracts, customer lists and relationships, contractual commitments, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships; current replacement cost for similar capacity and obsolescence for certain fixed assets; comparable market rates for contractual obligations and certain investments, real estate and liabilities, including pension and postretirement benefits; expected settlement amounts for litigation and contingencies; and appropriate discount rates and growth rates.

The assets and liabilities of BellSouth were recorded at their respective fair values as of the date of the acquisition, December 29, 2006. Additionally, we recorded BellSouth's ownership percentage, or 40%, of AT&T Mobility's assets and liabilities at their respective fair values and our ownership percentage, or 60%, of AT&T Mobility's assets and liabilities at their historical, or book value. We recorded goodwill of $54,024 as a result of the BellSouth acquisition. We have obtained preliminary third-party valuations; however, because of the proximity of this transaction to year-end, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained. Such additional information includes, but is not limited to: valuations and physical counts of property, plant and equipment, valuation of investments and the involuntary separation of employees. We will have 12 months from the closing of the acquisition to finalize our valuations. Changes to the valuation of property, plant and equipment may result in adjustments to the fair value of certain identifiable intangible assets acquired. When finalized, material adjustments to goodwill may result.

We have not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

Dollars in millions except per share amounts

The following table summarizes the preliminary estimated fair values of the BellSouth assets acquired and liabilities assumed and related deferred income taxes as of acquisition date. Included in the liabilities assumed at the acquisition was $535 for accrued severance.

	BellSouth
Assets acquired	
Current assets	$ 4,875
Property, plant and equipment	18,498
Intangible assets not subject to amortization	
Trademark/name	330
Licenses	214
Intangible assets subject to amortization	
Customer lists and relationships	9,230
Patents	100
Trademark/name	211
Investment in AT&T Mobility	32,759
Other investments	2,446
Other assets	11,211
Goodwill	26,467
Total assets acquired	106,341
Liabilities assumed	
Current liabilities, excluding current portion of long-term debt	5,288
Long-term debt	15,628
Deferred income taxes	10,318
Postemployment benefit obligation	7,086
Other noncurrent liabilities	1,223
Total liabilities assumed	39,543
Net assets acquired	$ 66,798

Goodwill of $26,467 resulting from the acquisition of BellSouth was assigned to the other segment. In addition, BellSouth's investment in AT&T Mobility's and YPC's goodwill was recorded as a result of this acquisition. However, as part of the final valuation of the acquisition, we will determine to which reporting units and to what extent the benefit of the acquisition applies, and as required by GAAP, record the appropriate goodwill to each reporting unit. Goodwill includes a portion of value for assembled workforce which is not separately classified from goodwill in accordance with FAS 141. The purchased intangibles and goodwill are not deductible for tax purposes. However, purchase accounting allows for the establishment of deferred tax liabilities on purchased intangibles (other than goodwill), which will be reflected as a tax benefit on our future Consolidated Statements of Income in proportion to and over the amortization period of the related intangible asset.

Substantially all of the licenses acquired have an indefinite life, and accordingly, are not subject to amortization. The customer relationship intangible assets will be amortized over the following weighted periods using the sum-of-the-months-digits method of amortization: 5 years for consumer customers, 9.6 years for business customers and 7 years for directory customers. This sum-of-the-months-digits method of amortization best reflects the estimated pattern in which the economic benefits will be consumed.

BellSouth's 40% economic ownership of AT&T Mobility has been recorded above as "Investment in AT&T Mobility," and has been eliminated in our Consolidated Balance Sheets. We have recorded the consolidation of AT&T Mobility as a step acquisition, retaining 60% of AT&T Mobility's prior book value and adjusting the remaining 40% to fair value as shown below.

	AT&T Mobility		
	60% at Book Value	40% at Fair Value	Total
Assets acquired			
Current assets	$ 4,218	$ 2,770	$ 6,988
Property, plant and equipment	14,118	5,569	19,687
Intangible assets not subject to amortization			
Licenses	15,952	18,027	33,979
Intangible assets subject to amortization			
Customer lists and relationships	1,028	6,555	7,583
Trademark/name	7	336	343
Other	79	97	176
Other assets	439	647	1,086
Goodwill	13,078	14,351	27,429
Total assets acquired	48,919	48,352	97,271
Liabilities assumed			
Current liabilities, excluding current portion of long-term debt	4,224	2,790	7,014
Intercompany debt	5,504	3,539	9,043
Long-term debt	7,570	4,989	12,559
Deferred income taxes	2,298	3,161	5,459
Postemployment benefit obligation	163	138	301
Other noncurrent liabilities	1,031	976	2,007
Total liabilities assumed	20,790	15,593	36,383
Net assets acquired	$28,129	$32,759	$60,888

Substantially all of the licenses acquired have an indefinite life, and accordingly, are not subject to amortization. The majority of customer relationship intangible assets are being amortized over a weighted-average period of 6.4 years using the sum-of-the-months-digits method. This method best reflects the estimated pattern in which the economic benefits will be consumed. Other intangible assets and other noncurrent liabilities include lease and sublease contracts, which are amortized over the remaining terms of the underlying leases and have a weighted-average amortization period of 6.4 years.

The following unaudited pro forma consolidated results of operations assume that the acquisition of BellSouth was completed as of January 1 for each of the fiscal years shown below.

Year Ended December 31,	2006	2005
Revenues	$116,300	$116,144
Net Income (Loss)	9,226	7,687
Earnings Per Common Share	$ 1.46	$ 1.22
Earnings Per Common Share – Assuming Dilution	$ 1.46	$ 1.22

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

AT&T Corp. In November 2005, we acquired ATTC in a transaction accounted for under FAS 141, issuing 632 million shares. ATTC was one of the nation's largest business service communications providers, offering a variety of global communications services, including large domestic and multinational businesses, small and medium-sized businesses and government agencies, and operated one of the largest telecommunications networks in the U.S. ATTC also provided domestic and international long-distance and usage-based-communications services to consumer customers. ATTC is now a wholly-owned subsidiary of AT&T and the results of ATTC's operations have been included in our consolidated financial statements after the November 18, 2005 acquisition date.

Under the purchase method of accounting, the transaction was valued, for accounting purposes, at $15,517 and the assets and liabilities of ATTC were recorded at their respective fair values as of the date of the acquisition. At the time of the acquisition, we obtained preliminary third-party valuations of property, plant and equipment, intangible assets (including the AT&T trade name), debt and certain other assets and liabilities. Because of the proximity of this transaction to year-end, the values of certain assets and liabilities at December 31, 2005 were based on preliminary valuations and were subject to adjustment as additional information was obtained. Such additional information included, but was not limited to: valuations and physical counts of property, plant and equipment, valuation of investments and the involuntary termination of employees.

The following table summarizes the preliminary estimated fair values of the ATTC assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date and adjustments made thereto.

	Purchase Price Allocation		
	As of 12/31/05	Adjs.	As of 11/18/06
Assets acquired			
Current assets	$ 6,295	$ 358	$ 6,653
Property, plant and equipment	10,921	(489)	10,432
Intangible assets not subject to amortization:			
Trade name	4,900	—	4,900
Licenses	40	—	40
Intangible assets subject to amortization:			
Customer lists and relationships	3,050	—	3,050
Patents	150	—	150
Brand licensing agreements	70	—	70
Investments in unconsolidated subsidiaries	160	(90)	70
Other assets	4,247	167	4,414
Goodwill	12,343	(976)	11,367
Total assets acquired	42,176	(1,030)	41,146
Liabilities assumed			
Current liabilities, excluding current portion of long-term debt	6,740	(176)	6,564
Long-term debt	8,293	—	8,293
Deferred income taxes	531	(173)	358
Postemployment benefit obligation	8,807	(520)	8,287
Other noncurrent liabilities	2,288	(161)	2,127
Total liabilities assumed	26,659	(1,030)	25,629
Net assets acquired	$15,517	$ —	$15,517

Adjustments were primarily related to property, plant and equipment, head-count assumptions associated with payments for involuntary employee separations, pension asset valuations and the adjustment for certain tax items. Reductions in the value of property, plant and equipment primarily reflect the reduction of estimated real estate values of property in use as well as a more comprehensive look at our fixed asset portfolio. In addition to the deferred tax impacts associated with valuation adjustments, a net reduction in deferred taxes was recorded as a result of modifications to various pre-merger tax estimates and the resolution of an ATTC IRS audit (an adjustment of $385 for the years 1997-2001).

As ATTC stock options that were converted at the time of the merger are exercised, the tax effect on those options may further reduce goodwill. As of December 31, 2006, we had recorded $13 in related reductions.

Dollars in millions except per share amounts

ATTC maintained change-in-control provisions with its employees that required enhanced severance and benefit payments be paid to employees of ATTC if a change-in-control occurred. Included in the liabilities assumed at acquisition, was $1,543 accrued for such enhanced severance and benefits. As part of the opening balance sheet adjustments, a revised number of expected employee separations that will result in payments resulted in a decline in the change-in-control severance and benefits accrual of $616, included in "Adjustments" below. Following is a summary of the accrual recorded at December 31, 2005, cash payments made during 2006 and the purchase accounting adjustments thereto.

	Balance at 12/31/05	Cash Payments for the Year Ended 2006	Adjustments	Balance at 12/31/06
Paid out of:				
Company funds	$ 870	$(279)	$(184)	$407
Pension and Postemployment benefit plans	673	(58)	(432)	183
Total	$1,543	$(337)	$(616)	$590

The following unaudited pro forma consolidated results of operations assume that the acquisition of ATTC was completed as of January 1 for each of the fiscal years shown below.

Year Ended December 31,	2005	2004[1]
Revenues	$65,789	$69,165
Net Income (Loss)	6,167	(74)
Earnings Per Common Share	$ 1.59	$ (0.02)
Earnings Per Common Share – Assuming Dilution	$ 1.59	$ (0.02)

[1]ATTC's 2004 results include an impairment charge on property, plant and equipment of $11,400. Since the triggering event for assessing impairment of long-lived assets occurred in July 2004, it is not adjusted in the pro forma consolidated results.

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

As part of the process of coordinating benefits, we changed our management vacation-pay policy for legacy SBC Communications Inc. (SBC) employees so that vacation is earned ratably throughout the year rather than at the end of the preceding year. As a result, we recognized a decrease in operating expenses of $330 in 2006.

Other Acquisitions During 2006, we acquired Comergent Technologies, Nistevo Corporation and USinternetworking, Inc., for a combined $500, recording $333 in goodwill. The acquisitions of these companies are designed to enhance our service offerings for web hosting and application management. In January 2005, we acquired Yantra Corporation (Yantra) for $169 in cash and recorded goodwill of $98. Yantra is a provider of distributed order management and supply-chain fulfillment services.

Dispositions

Net proceeds from the 2004 dispositions of our international investments were generally used to fund, in part, our share of the purchase price paid by AT&T Mobility to acquire AT&T Wireless (AWE).

Directory advertising In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana to R.H. Donnelley Corporation (Donnelley) for net proceeds of $1,397. The sale included our interest in the DonTech II Partnership, a partnership between us and Donnelley that was the exclusive sales agent for Yellow Pages advertising in those two areas. This transaction closed in the third quarter of 2004 and we recorded a gain of $1,357 ($827 net of tax) in our third-quarter 2004 financial results. During the third quarter of 2004, we changed our reporting for this portion of the directory business to discontinued operations (see Note 15).

TDC A/S During 2004, we sold our investment in Danish telecommunications provider TDC A/S (TDC) for $2,864 in cash. We reported a net loss of $138 ($66 net of tax).

Telkom S.A. Limited During 2004, we also sold our investment in South African telecommunications provider Telkom S.A. Limited for $1,186 in cash. We reported a loss of $82 ($55 net of tax).

Belgacom S.A. In March 2004, in connection with Belgacom S.A.'s (Belgacom) initial public offering (IPO), we disposed of our entire investment in Belgacom. Both our investment and TDC's investment in Belgacom were held through Belgacom's minority stockholder, ADSB Telecommunications B.V. In a series of transactions culminating with the IPO, we reported a combined direct and indirect net gain of $1,067 ($715 net of tax) in our 2004 financial results, with $235 of this pretax gain reported as equity income, reflecting our indirect ownership though TDC (which also disposed of its interest). We received $2,063 in cash from the disposition of our direct interest.

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2006, 2005 and 2004 are shown in the table below:

Year Ended December 31,	2006	2005	2004
Numerators			
Numerator for basic earnings per share:			
Income from continuing operations	$7,356	$4,786	$4,979
Dilutive potential common shares:			
Other stock-based compensation	7	10	9
Numerator for diluted earnings per share	$7,363	$4,796	$4,988
Denominators (000,000)			
Denominator for basic earnings per share:			
Weighted average number of common shares outstanding	3,882	3,368	3,310
Dilutive potential common shares:			
Stock options	4	1	2
Other stock-based compensation	16	10	10
Denominator for diluted earnings per share	3,902	3,379	3,322
Basic earnings per share			
Income from continuing operations	$ 1.89	$ 1.42	$ 1.50
Income from discontinued operations	—	—	0.28
Net income	$ 1.89	$ 1.42	$ 1.78
Diluted earnings per share			
Income from continuing operations	$ 1.89	$ 1.42	$ 1.50
Income from discontinued operations	—	—	0.27
Net income	$ 1.89	$ 1.42	$ 1.77

At December 31, 2006, 2005 and 2004, we had issued and outstanding options to purchase approximately 309 million, 277 million and 214 million shares of AT&T common stock. The exercise prices of options to purchase a weighted-average of 201 million, 257 million and 191 million shares in 2006, 2005 and 2004, exceeded the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2006, the exercise price of 111 million share options were below market price; of these options, 38 million will expire by the end of 2011.

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services and are managed accordingly. As a result of our November 18, 2005 acquisition of ATTC we revised our segment reporting to represent how we now manage our business, restating prior periods to conform to the current segments. Due to the proximity of our BellSouth acquisition to year-end, we have reported the two days of results from BellSouth in the other segment even though there may be some overlap in the products and services provided by that segment and our wireline segment. Under GAAP segment reporting rules, we analyze our various operating segments based on segment income before income taxes. Substantially all of our interest expense, interest income, other income (expense) – net and income tax expense are managed on a total company basis and are, accordingly, reflected only in consolidated results. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have four reportable segments that reflect the current management of our business: (1) wireline, (2) wireless, (3) directory and (4) other.

The wireline segment provides both retail and wholesale landline telecommunications services, including local and long-distance voice, switched access, IP and Internet access data, messaging services, managed networking to business customers, our U-verse[SM] video service and satellite television services through our agreement with EchoStar Communications Corp. (EchoStar).

The wireless segment reflects 100% of the results reported by AT&T Mobility, which was our wireless joint venture with BellSouth prior to the December 29, 2006 acquisition and is now a wholly-owned subsidiary of AT&T. Although we analyze AT&T Mobility's revenues and expenses under the wireless segment, we eliminate all results from the wireless segment prior to the acquisition in our consolidated financial statements and report our 60% proportionate share of AT&T Mobility's results from that period as equity in net income of affiliates. For segment reporting, we report this equity in net income of affiliates in our other segment. The results from the wireless segment for the two days following the acquisition are now included in our Consolidated Statements of Income and have not been eliminated.

The directory segment includes our directory operations, which publish Yellow and White Pages directories and sell directory and Internet-based advertising. This segment does not include BellSouth's directory operations for the two days following the December 29, 2006 acquisition, which are recorded in the other segment. Results for this segment are shown under the amortization method, which means that revenues and direct expenses are recognized ratably over the life of the directory title, typically 12 months. Results reflect the September 2004 sale of our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley (see Note 2). Our portion of the results from YPC is recorded in this segment as equity in net income of affiliates. YPC became a wholly-owned subsidiary of AT&T following the December 29, 2006 acquisition of BellSouth.

The other segment includes results from BellSouth for the two days following the December 29, 2006 acquisition, as well as results from Sterling Commerce Inc. (Sterling) and from all corporate and other operations. In addition, the other segment contains our portion of the results from our international equity investments and from AT&T Mobility, as discussed above.

Dollars in millions except per share amounts

In the following tables, we show how our segment results are reconciled to our consolidated results reported in accordance with GAAP. The Wireline, Wireless, Directory and Other columns represent the segment results of each such operating segment. The Wireline column includes revenues from services sold to AT&T Mobility (see Note 14). Since we accounted for AT&T Mobility using the equity method of accounting prior to the December 29, 2006 acquisition, these revenues were not eliminated upon consolidation and as such, remain in consolidated revenue. The Consolidation and Elimination column includes those line items that we manage on a consolidated basis only: interest expense, interest income and other income (expense) – net. This column also eliminates any intercompany transactions included in each segment's results. Since our 60% share of the results from AT&T Mobility is already included in the Other column for the period prior to the December 29, 2006 acquisition of BellSouth, the Wireless Elimination column removes the results of our wireless business shown in the Wireless segment for that period. In the balance sheet section of the tables below, we included goodwill and other intangibles from the acquisition of BellSouth in the "Segment assets" line item in the Other column and included our investment in AT&T Mobility of $26,989 in 2005 in the "Investment in equity method investees" line item in the Other column. Because of the BellSouth acquisition, AT&T Mobility and YPC are fully consolidated subsidiaries at December 31, 2006, and 100% of their assets are included in the "Segment assets" line item in the Wireless and Directory columns, respectively.

Segment results, including a reconciliation to AT&T consolidated results, for 2006, 2005 and 2004 are as follows:

At December 31, 2006 or for the year ended	Wireline	Wireless	Directory	Other	Consolidation and Elimination	Wireless Elimination	Consolidated Results
Revenues from external customers	**$ 58,441**	**$37,506**	**$3,621**	**$ 778**	**$ —**	**$(37,291)**	**$ 63,055**
Intersegment revenues	**35**	**—**	**81**	**176**	**(292)**	**—**	**—**
Total segment operating revenues	**58,476**	**37,506**	**3,702**	**954**	**(292)**	**(37,291)**	**63,055**
Operations and support expenses	**40,511**	**26,503**	**1,760**	**721**	**(292)**	**(26,343)**	**42,860**
Depreciation and amortization expenses	**9,614**	**6,436**	**3**	**256**	**(1)**	**(6,401)**	**9,907**
Total segment operating expenses	**50,125**	**32,939**	**1,763**	**977**	**(293)**	**(32,744)**	**52,767**
Segment operating income	**8,351**	**4,567**	**1,939**	**(23)**	**1**	**(4,547)**	**10,288**
Interest expense	**—**	**1,186**	**—**	**—**	**1,836**	**(1,179)**	**1,843**
Interest income	**—**	**20**	**—**	**—**	**377**	**(20)**	**377**
Equity in net income of affiliates	**—**	**—**	**(17)**	**2,060**	**—**	**—**	**2,043**
Other income (expense) – net	**—**	**(159)**	**—**	**—**	**16**	**159**	**16**
Segment income before income taxes	**8,351**	**3,242**	**1,922**	**2,037**	**(1,442)**	**(3,229)**	**10,881**
Segment assets	**102,891**	**97,634**	**4,107**	**288,103**	**(222,101)**	**—**	**270,634**
Investment in equity method investees	**—**	**1**	**—**	**1,994**	**—**	**—**	**1,995**
Expenditures for additions to long-lived assets	**8,147**	**7,039**	**2**	**171**	**—**	**(7,039)**	**8,320**

At December 31, 2005 or for the year ended	Wireline	Wireless	Directory	Other	Consolidation and Elimination	Wireless Elimination	Consolidated Results
Revenues from external customers	$ 39,475	$ 34,433	$ 3,625	$ 664	$ —	$ (34,433)	$ 43,764
Intersegment revenues	30	—	89	81	(200)	—	—
Total segment operating revenues	39,505	34,433	3,714	745	(200)	(34,433)	43,764
Operations and support expenses	27,857	26,034	1,715	577	(196)	(26,034)	29,953
Depreciation and amortization expenses	7,426	6,575	5	215	(3)	(6,575)	7,643
Total segment operating expenses	35,283	32,609	1,720	792	(199)	(32,609)	37,596
Segment operating income	4,222	1,824	1,994	(47)	(1)	(1,824)	6,168
Interest expense	—	1,260	—	—	1,456	(1,260)	1,456
Interest income	—	49	—	—	383	(49)	383
Equity in net income of affiliates	—	5	(5)	614	—	(5)	609
Other income (expense) – net	—	(87)	—	—	14	87	14
Segment income before income taxes	4,222	531	1,989	567	(1,060)	(531)	5,718
Segment assets	105,880	79,319	4,041	129,257	(93,546)	(79,319)	145,632
Investment in equity method investees	—	7	64	28,956	—	(7)	29,020
Expenditures for additions to long-lived assets	5,418	7,475	2	156	—	(7,475)	5,576

For the year ended December 31, 2004	Wireline	Wireless	Directory	Other	Consolidation and Elimination	Wireless Elimination	Consolidated Results
Revenues from external customers	$36,418	$19,565	$3,665	$650	$ —	$(19,565)	$40,733
Intersegment revenues	31	—	94	56	(181)	—	—
Total segment operating revenues	36,449	19,565	3,759	706	(181)	(19,565)	40,733
Operations and support expenses	25,233	14,960	1,644	567	(176)	(14,960)	27,268
Depreciation and amortization expenses	7,322	3,077	9	236	(3)	(3,077)	7,564
Total segment operating expenses	32,555	18,037	1,653	803	(179)	(18,037)	34,832
Segment operating income	3,894	1,528	2,106	(97)	(2)	(1,528)	5,901
Interest expense	—	900	—	—	1,023	(900)	1,023
Interest income	—	12	—	—	492	(12)	492
Equity in net income of affiliates	—	(415)	—	873	—	415	873
Other income (expense) – net	—	(82)	—	—	922	82	922
Segment income before income taxes	3,894	143	2,106	776	389	(143)	7,165

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2006	2005
Land	—	$ 1,925	$ 1,169
Buildings	35-45	23,481	15,557
Central office equipment	3-10	63,997	57,254
Cable, wiring and conduit	10-50	64,483	55,858
Other equipment	5-15	33,448	12,111
Software	3-5	11,678	5,539
Under construction	—	3,137	1,750
		202,149	149,238
Accumulated depreciation and amortization		107,553	90,511
Property, plant and equipment – net		$ 94,596	$ 58,727

Our depreciation expense was $8,874 in 2006, $7,372 in 2005 and $7,447 in 2004.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $869 for 2006, $473 for 2005 and $479 for 2004. At December 31, 2006, the future minimum rental payments under noncancelable operating leases for the years 2007 through 2011 were $1,961, $1,718, $1,488, $1,295 and $1,087, with $6,747 due thereafter. Capital leases were not significant.

During 2005, we had impairments in our wireline segment of $349 on assets for which we do not believe we will recover their value due to the acquisition of ATTC. The impairments primarily consisted of $237 due to the write-down of out-of-region assets to current market value and write-offs of $45 of collocation assets and $43 of software. The impairments are reflected as an operating expense in the "Selling, general and administrative" line on our Consolidated Statements of Income.

American Tower Corp. Agreement

In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments were recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $568 in 2006, $598 in 2005 and $628 in 2004.

NOTE 6. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures, including AT&T Mobility, and less-than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Until the December 29, 2006 BellSouth acquisition (see Note 2), we accounted for our 60% economic interest in AT&T Mobility under the equity method since we shared control equally with BellSouth, our 40% economic partner. We had equal voting rights and representation on the board of directors that controlled AT&T Mobility. As a result of the BellSouth acquisition, AT&T Mobility became a wholly-owned subsidiary of AT&T and is reported in our wireless segment and our Consolidated Statements of Income.

AT&T Mobility The following table is a reconciliation of our investments in and advances to AT&T Mobility as presented on our Consolidated Balance Sheets:

	2006	2005
Beginning of year	$ 31,404	$33,687
Equity in net income	1,508	200
Other adjustments	(32,912)	(2,483)
End of year	$ —	$31,404

Undistributed earnings from AT&T Mobility were $4,219 prior to the BellSouth acquisition at December 29, 2006, and $2,711 at December 31, 2005. "Other adjustments" in 2006 primarily represents the consolidation of AT&T Mobility as a wholly-owned subsidiary of AT&T as a result of the BellSouth acquisition. "Other adjustments" in 2005 included the net activity of $2,442 under our revolving credit agreement with AT&T Mobility, reflecting a repayment of their shareholder loan of $1,747 and a net repayment of their revolving credit balance of $695 (see Note 14).

Dollars in millions except per share amounts

The following table presents summarized financial information for AT&T Mobility at December 31 or for the year then ended:

	2006	2005	2004
Income Statements			
Operating revenues	**$37,506**	$34,433	$19,565
Operating income	**4,567**	1,824	1,528
Net income	**2,523**	333	201
Balance Sheets			
Current assets	**$ 7,196**	$ 6,049	
Noncurrent assets	**90,438**	73,270	
Current liabilities	**10,317**	10,008	
Noncurrent liabilities	**26,318**	24,333	

Other Equity Method Investments Our investments in equity affiliates include primarily international investments. As of December 31, 2006, our investments in equity affiliates included an 8.9% interest in Teléfonos de México, S.A. de C.V. (Telmex), Mexico's national telecommunications company, and an 8.0% interest in América Móvil S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico, with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A. de C.V., has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium, Americas Telecom S.A. de C. V., has the right to appoint a majority of the directors of América Móvil.

The following table is a reconciliation of our investments in equity affiliates as presented on our Consolidated Balance Sheets:

	2006	2005
Beginning of year	**$2,031**	$1,798
Additional investments	**5**	6
Equity in net income of affiliates	**535**	409
Dividends received	**(97)**	(158)
Currency translation adjustments	**(22)**	66
Dispositions	**—**	(228)
Other adjustments	**(457)**	138
End of year	**$1,995**	$2,031

Undistributed earnings from equity affiliates were $2,038 and $1,615 at December 31, 2006 and 2005. The currency translation adjustment for 2006 and 2005 primarily reflects the effect of exchange rate fluctuations on our investments in Telmex and América Móvil. "Other adjustments" for 2006 consisted primarily of $375 representing the consolidation of the Cellular Communications of Puerto Rico, YPC and other domestic wireless investments as wholly-owned subsidiaries of AT&T as a result of the BellSouth acquisition and $75 representing purchase accounting revaluation of equity investments in ATTC.

Dispositions for 2005 primarily reflect the dissolution of a wireless partnership. "Other adjustments" for 2005 include equity investment balances at December 31, 2005, acquired as part of our acquisition of ATTC totaling $135, which includes our 49% economic interest in Alestra S. de R.L. de C.V., a telecommunications company in Mexico.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2006, was $2,543. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2006, was $6,488.

NOTE 7. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2006	2005
Notes and debentures			
Interest Rates	Maturities		
4.13% – 5.98%	2006 – 2054	**$18,571**	$12,284
6.00% – 7.88%	2006 – 2097	**24,685**	12,700
8.13% – 9.75%	2006 – 2031	**8,626**	4,417
Other		**141**	3
Fair value of interest rate swaps		**(80)**	(16)
		51,943	29,388
Unamortized premium, net of discount		**2,323**	639
Total notes and debentures		**54,266**	30,027
Capitalized leases		**211**	115
Total long-term debt, including current maturities		**54,477**	30,142
Current maturities of long-term debt		**(4,414)**	(4,027)
Total long-term debt		**$50,063**	$26,115

On December 29, 2006, we assumed $28,321 in long-term debt and capital leases related to our acquisition of BellSouth (see Note 2). The debt of AT&T Mobility was included in the amount assumed now that it is a subsidiary of AT&T. BellSouth's and AT&T Mobility's long-term debt included both fixed and floating interest rates with a weighted-average rate of 6.7% (ranging from 4.2% to 8.8%) and had maturities ranging from 2007 to 2097. Included in our "Total notes and debentures" balance in the table above was the face value of acquired debt from BellSouth and AT&T Mobility of $25,234, which had a carrying amount of $26,968 at December 31, 2006.

Included in the table above at December 31, 2006, was $1,734 representing the remaining excess of the fair value over the recorded value of debt in connection with the acquisition of BellSouth and AT&T Mobility. The excess is amortized over the remaining lives of the underlying debt obligations.

We have debt instruments that may require us to repurchase the debt or which may alter the interest rate associated with that debt. We have two issues of $1,000 Puttable Reset Securities (PURS) at 4.2% maturing in 2021 with an annual put option by the holder. If the holders of our PURS do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Since these securities can be put to us annually, the balance is included in current maturities of long-term debt in our balance sheet.

On November 18, 2005, we consolidated $8,293 in long-term debt, including capital leases, related to our acquisition of ATTC. ATTC's debt included both fixed and floating interest rates with a weighted-average rate of 8.6% (ranging from 3.87% to 9.75%) and had maturities ranging from 2006 to 2054. Included in our "Total notes and debentures" balance in the table above was the face value of acquired debt from ATTC of $6,910, which had a carrying amount of $7,694 at December 31, 2005.

Included in the table above at December 31, 2005, was $784 representing the remaining excess of the fair value over the recorded value of debt in connection with the acquisition of ATTC, of which $747 was included in our "Unamortized net premium (discount)" and $37 was included in our "Current maturities of long-term debt." The excess is amortized over the remaining lives of the underlying debt obligations.

At December 31, 2006, the aggregate principal amounts of long-term debt and the corresponding weighted-average interest rate scheduled for repayment for the years 2007 through 2011, excluding capitalized leases and the effect of interest rate swaps, were $4,400 (5.5%), $3,895 (5.5%), $5,919 (4.9%), $2,253 (6.3%) and $7,485 (7.5%) with $27,911 (7.0%) due thereafter. As of December 31, 2006 and 2005, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured.

Financing Activities

Debt During 2006, debt repayments totaled $4,244 and consisted of:

- $4,040 related to debt repayments with interest rates ranging from 5.75% to 9.50%, which included $284 associated with unwinding an interest rate foreign currency swap on our Euro-denominated debt (see Note 8).
- $148 related to called and put debt with interest rates ranging from 6.35% to 9.5%.
- $56 related to scheduled principal payments on other debt and repayments of other borrowings.

In May 2006, we received net proceeds of $1,491 from the issuance of $1,500 of long-term debt consisting of $900 of two-year floating rate notes and $600 of 6.80%, 30-year bonds maturing in 2036.

Debt maturing within one year consists of the following at December 31:

	2006	2005
Commercial paper	**$5,214**	$ 320
Current maturities of long-term debt	**4,414**	4,027
Bank borrowings[1]	**105**	108
Total	**$9,733**	$4,455

[1]Primarily represents borrowings, the availability of which is contingent on the level of cash held by some of our foreign subsidiaries.

The weighted-average interest rate on commercial paper debt at December 31, 2006 and 2005 was 5.31% and 4.31%, respectively.

In February 2007, we issued $3,200 of long-term debt consisting of $1,500 principal amount of floating-rate notes due in 2010, $1,200 principal amount of 6.375% notes due in 2056 and $500 principal amount of 5.625% notes notes due in 2016.

Credit Facility In July 2006, we replaced our three-year $6,000 credit agreement with a five-year $6,000 credit agreement with a syndicate of investment and commercial banks. The current agreement will expire in July 2011. The available credit under this agreement increased by an additional $4,000 when we completed our acquisition of BellSouth. This incremental available credit is intended to replace BellSouth's $3,000 credit facility, which was terminated in January 2007. We have the right to request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000, provided no event of default under the credit agreement has occurred. We also have the right to

terminate, in whole or in part, amounts committed by the lenders under this agreement in excess of any outstanding advances; however, any such terminated commitments may not be reinstated. Advances under this agreement may be used for general corporate purposes, including support of commercial paper borrowings and other short-term borrowings. There is no material adverse change provision governing the drawdown of advances under this credit agreement. This agreement contains a negative pledge covenant, which requires that, if at any time we or a subsidiary pledge assets or otherwise permits a lien on its properties, advances under this agreement will be ratably secured, subject to specified exceptions. We must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) financial ratio covenant of not more than three-to-one as of the last day of each fiscal quarter for the four quarters then ended. We are in compliance with all covenants under the agreement. We had no borrowings outstanding under committed lines of credit as of December 31, 2006 or 2005.

Defaults under the agreement, which would permit the lenders to accelerate required payment, include nonpayment of principal or interest beyond any applicable grace period; failure by AT&T or any subsidiary to pay when due other debt above a threshold amount that results in acceleration of that debt (commonly referred to as "cross-acceleration") or commencement by a creditor of enforcement proceedings within a specified period after a money judgment above a threshold amount has become final; acquisition by any person of beneficial ownership of more than 50% of AT&T common shares or a change of more than a majority of AT&T's directors in any 24-month period other than as elected by the remaining directors (commonly referred to as a "change-of-control"); material breaches of representations in the agreement; failure to comply with the negative pledge or debt-to-EBITDA ratio covenants described above; failure to comply with other covenants for a specified period after notice; failure by AT&T or certain affiliates to make certain minimum funding payments under ERISA; and specified events of bankruptcy or insolvency.

NOTE 8. FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of our long-term debt, including current maturities, and other financial instruments, are summarized as follows at December 31:

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Notes and debentures	**$54,266**	**$54,566**	$30,027	$30,735
Commercial paper	**5,214**	**5,214**	320	320
Bank borrowings	**105**	**105**	108	108
AT&T Mobility shareholder loan	**—**	**—**	4,108	4,108
Available-for-sale equity securities	**2,731**	**2,731**	648	648
EchoStar note receivable	**478**	**467**	465	447
Preferred stock of subsidiaries	**43**	**43**	43	43

The fair values of our notes and debentures were estimated based on quoted market prices, where available, or on the net present value method of expected future cash flows using

Notes to Consolidated Financial Statements (continued)

Dollars in millions except per share amounts

current interest rates. The carrying value of debt with an original maturity of less than one year approximates market value.

Prior to our December 29, 2006 acquisition of BellSouth (see Note 2), we and BellSouth, the two owners of AT&T Mobility, each made a subordinated loan to AT&T Mobility (shareholder loans). Following the BellSouth acquisition, our shareholder loan with AT&T Mobility was consolidated and does not appear on our Consolidated Balance Sheet at December 31, 2006. At December 31, 2005, our shareholder loan to AT&T Mobility was recorded at face value, and the carrying amounts approximate fair values.

The fair value of our EchoStar note receivable was estimated based on a third-party valuation. The carrying amount of this note was based on the present value of cash and interest payments, which will be accreted on the note up to the face value of $500 on a straight-line basis through August 2008.

Our available-for-sale equity securities are carried at fair value, and realized gains and losses on these equity securities were included in "Other income (expense) – net" on the Consolidated Statements of Income. The fair value of our available-for-sale equity securities was principally determined based on quoted market prices and the carrying amount of the remaining securities approximates fair value. Gross realized gains on our available-for-sale equity securities were $10 in 2006, $110 in 2005 and $323 in 2004. Gross realized losses on these securities were $0 in 2006, $1 in 2005 and $191 in 2004. These gains and losses were determined using the specific identification method. Our proceeds from the sales of our available-for-sale equity securities were $10 in 2006, $125 in 2005 and $3,188 in 2004.

Our short-term investments, other short-term and long-term held-to-maturity investments and customer deposits are recorded at amortized cost, and the carrying amounts approximate fair values. We held other short-term held-to-maturity securities of $477 at December 31, 2006, compared to $3 at December 31, 2005.

Preferred Stock Issuances   In November 2005, we issued 768,391.4 shares of Perpetual Cumulative Preferred Stock (AT&T preferred stock), par value $1 per share. The AT&T preferred stock was issued to replace each share of ATTC preferred stock that was issued and outstanding prior to the November 18, 2005 acquisition and is held by a subsidiary of ATTC.

Preferred Stock Issuances by Subsidiaries   In 2002, we restructured our holdings in certain investments, including Sterling. As part of this restructuring, a newly created subsidiary issued $43 of preferred stock, which was included in "Other noncurrent liabilities" on the Consolidated Balance Sheets. The preferred stock will accumulate dividends at an annual rate of 5.79% and can be converted, at the option of the holder, to common stock (but not a controlling interest) of the subsidiary at any time.

In 2005, we redeemed $350 of an AT&T subsidiary-issued preferred stock private placement and repaid $378 of preferred securities previously issued by an AT&T subsidiary, which was related to an internal restructuring of our ownership in several investments.

Letters of Credit   Letters of credit are guarantees we purchase, which ensure our performance or payment to third parties in accordance with specified terms and conditions. Management has determined that our letters of credit do not create additional risk to us. The notional amounts outstanding were $478 at December 31, 2006, and $623 at December 31, 2005, and the fair values of the letters of credit, based on the fees paid to obtain the obligations, for both periods were $1.

Derivatives   We use interest rate swaps, interest rate forward contracts and foreign currency exchange contracts to manage our market risk changes in interest rates and foreign exchange rates. We do not use financial instruments for trading or speculative purposes. Each swap matches the exact maturity dates of the underlying debt to which they are related, allowing for perfectly effective hedges. Each utilized forward contract matches the interest payments of the underlying debt to which they are related, allowing for perfectly effective hedges.

Interest Rate Swaps   We had fair value interest rate swaps with a notional value of $5,050 at December 31, 2006 and $4,250 at December 31, 2005, with a net carrying and fair value liability of $80 and $16, respectively. In 2006, we had $1,000 of swaps mature in 2006 related to our repayment of the underlying security. The net fair value liability at December 31, 2006, was comprised of a liability of $86 and an asset of $6. The net fair value liability at December 31, 2005, was comprised of a liability of $33 and an asset of $17.

Included in the above fair value interest rate swap notional value for 2006 was interest rate swaps with a notional amount of $1,800 acquired as a result of our acquisition of BellSouth on December 29, 2006. These swaps were unwound in January 2007.

Interest Rate Locks   In May 2006, we entered into an interest rate forward contract with a notional amount of $750 to partially hedge interest expense related to our debt issuance in 2006. In 2006, we utilized a notional amount of $600 of this forward contract and incurred settlement gains of $4. In November 2005, we entered into an interest rate forward contract with a notional amount of $500 to partially hedge interest expense related to refinancing a portion of our debt maturities in 2006. In November 2005, we utilized the notional amount of this interest rate forward contract and incurred settlement costs of $2. During 2004, we utilized a notional amount of $1,500 of interest rate forward contracts and incurred settlement costs of $302 ($196 net of tax benefit). During 2007, we expect to reclassify into earnings between $8 to $9, net of tax, of the previously mentioned settlement expenses.

Interest Rate Foreign Currency Swaps   We had combined interest rate foreign currency swap agreements for Euro-denominated debt, which hedge our risk to both interest rate and currency movements. In November 2006, we repaid the notional amount of our foreign currency swap of $636. Upon repayment we unwound our swap asset of $284. Additionally, we repaid the collateral associated with the swap contract of $150, which was received by us over the term of the swap agreement.

Foreign Currency Forward Contracts   We enter into foreign currency forward contracts to manage our exposure to changes in currency exchange rates related to foreign-currency-denominated transactions. At December 31, 2006 and 2005, our foreign exchange contracts consisted principally of Euros, British pound sterling, Danish krone and Japanese Yen. At December 31, 2006, the notional amounts under contract were $440, of which $6 were designated as net investment hedges. At December 31, 2005, the notional amounts under contract were $623, of which $18 were designated as net investment hedges. The remaining contracts in both periods were not designated for accounting purposes. There was no ineffectiveness recognized in earnings for these contracts during 2006 and 2005. At December 31, 2006, these foreign exchange contracts had a net carrying and fair value asset of $1, comprised of an asset of $4 and a liability of $3. At December 31, 2005, these foreign exchange contracts had a net carrying and fair value liability of $8, comprised of an asset of $5 and a liability of $13. These contracts were valued using current market quotes, which were obtained from independent sources.

NOTE 9. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2006	2005
Depreciation and amortization	$21,016	$13,921
Intangibles (nonamortizable)	2,271	1,874
Equity in foreign affiliates	515	727
Employee benefits	(9,667)	(4,897)
Currency translation adjustments	(261)	(272)
Allowance for uncollectibles	(385)	(351)
Unamortized investment tax credits	(68)	(79)
Net operating loss and other carryforwards	(2,981)	(838)
Investment in wireless partnership	12,580	2,597
Other – net	368	387
Subtotal	23,388	13,069
Deferred tax assets valuation allowance	984	627
Net deferred tax liabilities	$24,372	$13,696
Net long-term deferred tax liabilities	$27,406	$15,713
Less: Net current deferred tax assets	(3,034)	(2,011)
Less: Other assets	—	(6)
Net deferred tax liabilities	$24,372	$13,696

At December 31, 2006 and 2005, net deferred tax liabilities include a deferred tax asset of $456 and $542 relating to compensation expense under Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" (FAS 123(R)). Full realization of this deferred tax asset requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123(R), however, do not allow a valuation allowance to be recorded unless the company's future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the stock price of AT&T common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet.

At December 31, 2006, we had net operating and capital loss carryforwards (tax effected) for federal, state and foreign income tax purposes of $1,507, $1,138 and $13 respectively expiring through 2025. The federal net operating loss carry-forward primarily relates to AT&T Mobility's acquisition of AWE in 2004. Additionally, we had federal and state credit carryforwards of $71 and $252 respectively expiring primarily through 2024.

The change in the valuation allowance for 2006 is primarily the result of the acquisition of ATTC, BellSouth and AT&T Mobility. Other changes are the result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets unrelated to FAS 123(R). Future adjustments to the valuation allowance attributable to the ATTC, BellSouth and AT&T Mobility opening balance sheet items may be required to be allocated to goodwill and other purchased intangibles.

In June 2006, the FASB issued FIN 48, which changes the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Our evaluation of the impact FIN 48 will have on our financial position and results of operations is ongoing.

The components of income tax expense are as follows:

	2006	2005	2004
Federal:			
Current	$3,344	$1,385	$1,145
Deferred – net	(139)	(681)	843
Amortization of investment tax credits	(28)	(21)	(32)
	3,177	683	1,956
State, local and foreign:			
Current	295	226	427
Deferred – net	53	23	(197)
	348	249	230
Total	$3,525	$ 932	$2,186

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (35%) to income before income taxes, income from discontinued operations, extraordinary items and cumulative effect of accounting changes is as follows:

	2006	2005	2004
Taxes computed at federal statutory rate	$3,809	$2,001	$2,508
Increases (decreases) in income taxes resulting from:			
State and local income taxes – net of federal income tax benefit	234	176	213
Effects of international operations	(200)	(70)	(222)
Medicare reimbursements	(123)	(95)	(89)
Equity in net income of affiliates	(218)	(35)	—
Tax settlements	—	(902)	(65)
Other – net	23	(143)	(159)
Total	$3,525	$ 932	$2,186

Dollars in millions except per share amounts

In December 2005, we reached an agreement with the IRS to settle certain claims, principally related to the utilization of capital losses and tax credits for years 1997-1999. Included in the settlement was relief from previous assessments and agreement on multiple items challenged by the IRS in the course of routine audits. As we had previously paid the assessments in full and filed refund claims with the IRS, the settlement resulted in our recognition of approximately $902 of reduced income tax expense in 2005.

Effects of international operations include items such as foreign tax credits, sales of foreign investments and the effects of undistributed earnings from international operations. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the United States that have been or are intended to be permanently reinvested.

NOTE 10. PENSION AND POSTRETIREMENT BENEFITS

We acquired BellSouth on December 29, 2006, and ATTC on November 18, 2005. In conjunction with the BellSouth merger, AT&T Mobility became a wholly-owned subsidiary and its pension plan was combined with AT&T's. BellSouth, AT&T Mobility and ATTC sponsored noncontributory defined benefit pension plans covering the majority of their U.S. employees. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (FAS 87) and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106), when an employer is acquired as part of a merger, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as a plan asset. The recognition of a new liability or a new asset by the acquirer, at the date of the merger, results in the elimination of any (a) previously existing unrecognized net gain or loss, (b) unrecognized prior service cost and (c) unrecognized net transition obligation. In addition, the accumulated postretirement benefit obligations are to be measured using actuarial assumptions and terms of the substantive plans, as determined by the purchaser. As such, and consistent with our practice, we did not account for the annual dollar value cap of medical and dental benefits in the value of the accumulated postretirement benefit obligation for the ATTC, BellSouth or AT&T Mobility postretirement benefit plans (i.e., we assumed the cap would be waived in the future). All other significant weighted-average assumptions used were determined based on our policies that are discussed below in "Assumptions."

Due to the proximity of the BellSouth transaction to the end of the year, we have presented below the reconciliation of the December 31, 2006 expected funded status of BellSouth's plans, excluding supplemental retirement plans and excluding the acquisition by AT&T, and status of those plans subsequent to the acquisition.

	Pension Benefits		Postretirement Benefits	
	Pre-merger	Post-merger	Pre-merger	Post-merger
Benefit obligations	$(11,622)	$(11,013)	$(10,803)	$(11,461)
Fair value of plan assets	17,628	17,628	5,269	5,269
Funded (unfunded) benefit obligation	6,006	6,615	(5,534)	(6,192)
Unrecognized net (gain) loss	(661)	—	1,377	—
Unrecognized net obligation	—	—	49	—
Unrecognized prior service cost (benefit)	(280)	—	2,535	—
Net amount recorded	$ 5,065	$ 6,615	$ (1,573)	$ (6,192)

The acquisition of BellSouth's portion of AT&T Mobility will be accounted for as a step acquisition. In accordance with purchase accounting rules, BellSouth's investment in AT&T Mobility will be adjusted to its fair value through purchase accounting adjustments. Accordingly, we have recognized a new liability for 40% of AT&T Mobility's pension and postretirement benefit plans. Prior to the merger, we recorded our investment in AT&T Mobility as an equity investment and did not account for our 60% economic interest of AT&T Mobility's pension and postretirement plans. We have included our historical 60% ownership interest in the table below.

We have presented below the reconciliation of the December 31, 2006 expected funded status of AT&T Mobility's plans, excluding supplemental retirement plans and excluding the acquisition by AT&T, and status of those plans subsequent to the acquisition.

	Pension Benefits		Postretirement Benefits	
	Pre-merger	Post-merger	Pre-merger	Post-merger
Benefit obligations	$(679)	$(635)	$(153)	$(209)
Fair value of plan assets	548	548	—	—
Funded (unfunded) benefit obligation	(131)	(87)	(153)	(209)
Unrecognized net (gain) loss	(20)	(38)	26	—
Unrecognized prior service cost (benefit)	8	4	(6)	45
Net amount recorded	$(143)	$(121)	$(133)	$(164)

The reconciliation of the December 31, 2004 funded status of ATTC's U.S. plans, excluding supplemental retirement plans, and status of those plans subsequent to the merger are as follows:

	Pension Benefits		Postretirement Benefits	
	Pre-merger	Post-merger	Pre-merger	Post-merger
Benefit obligations	$(16,178)	$(16,942)	$(5,813)	$(9,129)
Fair value of plan assets	18,510	18,917	2,313	2,429
Funded (unfunded) benefit obligation	2,332	1,975	(3,500)	(6,700)
Unrecognized net loss	949	—	1,298	—
Unrecognized prior service cost	356	—	53	—
Net amount recorded	$ 3,637	$ 1,975	$(2,149)	$(6,700)

In subsequent periods, net periodic pension and postemployment cost for BellSouth, BellSouth's 40% economic interest in AT&T Mobility and ATTC will exclude any amortization of either the unrecognized loss or the unrecognized prior service cost existing at the date of the merger. However, the funding of these plans is not directly affected by the mergers. The basis of funding, over time, will reflect the past amendments and losses that underlie those amounts. As they are reflected in the funding process, contributions will, in some periods, exceed the net pension cost, and that will reduce the liability (unfunded accrued pension cost) recognized at the date of acquisition.

Pension Benefits
Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. Many of our management employees participate in pension plans that have a traditional pension formula (i.e., a stated percentage of employees' adjusted career income) and a frozen cash balance or defined lump sum formula. Effective January 15, 2005, the management pension plan for those employees was amended to freeze benefit accruals previously earned under a cash balance formula. Each employee's existing cash balance continues to earn interest at a variable annual rate. After this change, those management employees, at retirement, may elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. ATTC, BellSouth and AT&T Mobility management employees participate in cash balance pension plans. Non-management employees' pension benefits are generally calculated using one of two formulas; benefits are based on a

flat dollar amount per year according to job classification or are calculated under a cash balance plan that is based on an initial cash balance amount and a negotiated, annual pension band and interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

At December 31, 2006, certain defined pension plans formerly sponsored by ATTC and AT&T Mobility were merged in to the AT&T Pension Benefit Plan.

Postretirement Benefits
We provide certain medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

Obligations and Funded Status
For defined benefit pension plans, the benefit obligation is the "projected benefit obligation," the actuarial present value, as of the measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

For postretirement benefit plans, the benefit obligation is the "accumulated postretirement benefit obligation," the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to that date.

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Benefit obligation at beginning of year	**$46,176**	$28,189	**$35,225**	$25,114
Service cost – benefits earned during the period	**1,050**	804	**435**	390
Interest cost on projected benefit obligation	**2,507**	1,725	**1,943**	1,496
Amendments	**—**	(2)	**—**	(442)
Actuarial loss (gain)	**(1,499)**	1,182	**(3,386)**	613
Special termination benefits	**25**	15	**2**	2
Curtailments	**—**	—	**—**	(77)
Benefits paid	**(3,958)**	(2,679)	**(1,772)**	(1,234)
Transferred from AT&T Mobility	**635**	—	**209**	—
Transferred from BellSouth	**11,013**	—	**11,461**	—
Transferred from ATTC	**—**	16,942	**—**	9,129
Other	**—**	—	**20**	234
Benefit obligation at end of year	**$55,949**	$46,176	**$44,137**	$35,225

Dollars in millions except per share amounts

The following table presents the change in the value of plan assets for the years ended December 31 and the plans' funded status at December 31:

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Fair value of plan assets at beginning of year	**$48,755**	$29,813	**$ 11,417**	$ 8,692
Actual return on plan assets	**6,311**	2,704	**1,379**	677
Benefits paid[1]	**(3,958)**	(2,679)	**(920)**	(381)
Transferred from AT&T Mobility	**548**	—	**—**	—
Transferred from BellSouth	**17,628**	—	**5,269**	—
Transferred from ATTC	**—**	18,917	**—**	2,429
Fair value of plan assets at end of year	**$69,284**	$48,755	**$ 17,145**	$ 11,417
Funded (unfunded) status at end of year[2]	**$13,335**	$ 2,579	**$(26,992)**	$(23,808)

[1]At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.

[2]Funded status is not indicative of our ability to pay ongoing pension benefits nor of our obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Included in "Postemployment benefit obligation" on our Consolidated Balance Sheets at December 31, 2004, was a reduction in the liability associated with the "1983 Unfunded Postretirement Benefits Cost Sharing Agreement" and "1983 Force Adjustment Cost-Reimbursement and Indemnification Agreement" (Agreements). Under the Agreements, the Bell System Companies (RBOCs) (which included the former SBC and BellSouth) agreed to provide postemployment benefits to those employees of ATTC who retired prior to the 1983 reorganization that divided ATTC. As part of the Agreements, ATTC agreed to reimburse RBOCs for postemployment benefits paid to these retirees. Since ATTC agreed to provide reimbursement, the accumulated postemployment benefits recorded on our Consolidated Balance Sheets prior to the November 18, 2005 acquisition of ATTC did not include these expected payments. After the ATTC merger, we no longer will receive third-party reimbursement for these liabilities and accordingly increased our benefit obligation by $234 in 2005 for the ATTC merger. ATTC maintains the Agreements with the remaining RBOCs and we include estimated amounts subject to reimbursement on our Consolidated Balance Sheets as "Other noncurrent liabilities."

Also included in "Postemployment benefit obligation" on our Consolidated Balance Sheets at December 31, 2004, were phone concessions for out-of-region retirees. The out-of-region phone concession, which is not part of the pension plan and not subject to ERISA, allowed for out-of-region retirees to receive reimbursements for phone services provided by another carrier. During 2005, we notified out-of-region retirees of changes which allowed us to reduce this obligation by $96.

Effective January 1, 2006, medical coverage for most management participants was amended to provide a high-deductible plan. Additionally, effective January 1, 2005, medical coverage for nonmanagement retirees was amended to increase co-pays and deductibles for prescription drugs and certain medical services.

During 2004, we agreed to new five-year labor agreements for nonmanagement employees. The agreements provided that, prior to expiration of the agreement, we would contribute $2,000 to a VEBA trust to partially fund current and future retiree health care, $1,000 of which was contributed during 2004.

Amounts recognized on our Consolidated Balance Sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Postemployment benefit	**$13,335**	$12,699	**$ 772**	$ —
Current portion employee benefit obligation[1]	**—**	—	**(973)**	(1,505)
Employee benefit obligation[2]	**—**	(1,548)	**(26,791)**	(14,953)
Net amount recognized	**$13,335**	$11,151	**$(26,992)**	$(16,458)

[1]Included in "Accounts payable and accrued liabilities."
[2]Included in "Postemployment benefit obligation."

As required by FAS 158, we recognized the funded status of defined benefit pension, including supplemental retirement and savings plans, and postemployment plans as an asset or liability in our statement of financial position and will recognize changes in that funded status in the year in which the changes occur through comprehensive income. This standard has no effect on our expense or benefit recognition nor will it affect the funding requirements imposed under ERISA. FAS 158 requires prospective application for fiscal years ending after December 15, 2006. At December 31, 2006, we decreased our net postretirement assets $4,891, increased our postemployment benefits $3,459 and decreased our other comprehensive income $4,786 (net of deferred taxes of $3,564). (See Note 1)

Amounts recognized in our accumulated other comprehensive income at December 31 are listed below:

	Pension Benefits		Postretirement Benefits	
	2006	2005	**2006**	2005
Net loss	**$4,271**	$ —	**$ 6,124**	$ —
Prior service cost (benefit)	**624**	—	**(2,669)**	—
Total	**$4,895**	$ —	**$ 3,455**	$ —

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $53,662 at December 31, 2006, and $44,139 at December 31, 2005.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income
Our combined net pension and postretirement cost recognized in our Consolidated Statements of Income was $1,635, $1,336 and $1,287 for the years ended December 31, 2006, 2005 and 2004. The following table presents the components of net periodic benefit obligation cost (gains are denoted with parentheses and losses are not):

	Pension Benefits			Postretirement Benefits		
	2006	2005	2004	**2006**	2005	2004
Service cost – benefits earned during the period	**$ 1,050**	$ 804	$ 818	**$ 435**	$ 390	$ 383
Interest cost on projected benefit obligation	**2,507**	1,725	1,642	**1,943**	1,496	1,495
Expected return on plan assets	**(3,989)**	(2,736)	(2,684)	**(935)**	(781)	(720)
Amortization of prior service cost (benefit) and transition asset	**149**	186	188	**(359)**	(344)	(349)
Recognized actuarial loss	**361**	156	44	**473**	440	470
Net pension and postretirement cost[1]	**$ 78**	$ 135	$ 8	**$1,557**	$1,201	$1,279

[1]During 2006, 2005 and 2004, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) reduced postretirement benefit cost by $349, $304 and $255. This effect is included in several line items above.

The estimated net loss and prior service cost for pension benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $248 and $127, respectively. The estimated net loss and prior service benefit for postretirement benefits that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $293 and $355.

Assumptions
In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2006	2005	2004
Discount rate for determining projected benefit obligation at December 31	**6.00%**	5.75%	6.00%
Discount rate in effect for determining net cost (benefit)[1]	**5.75%**	6.00%	6.25%
Long-term rate of return on plan assets	**8.50%**	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation at December 31	**4.00%**	4.00%	4.00%
Composite rate of compensation increase for net pension cost (benefit)	**4.00%**	4.00%	4.25%

[1]Discount rate in effect for determining net cost (benefit) of BellSouth and AT&T Mobility pension and postretirement plans for the two-day period ended December 31, 2006, was 6.00%. The discount rate in effect for determining net cost (benefit) of ATTC pension and postretirement plans for the 43-day period ended December 31, 2005 was 5.75%.

Approximately 10% of pension and postretirement costs are capitalized as part of construction labor, providing a small reduction in the net expense recorded. While we will continue our cost-cutting efforts, certain factors, such as investment returns, depend largely on trends in the U.S. securities markets and the general U.S. economy. In particular, uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed and a decline in the value of plan assets used in pension and postretirement calculations, which under GAAP we will recognize over the next several years. Should the securities markets decline or medical and prescription drug costs increase at a rate greater than assumed, we would expect increasing annual combined net pension and postretirement costs for the next several years. Additionally, should actual experience differ from actuarial assumptions, combined net pension and postretirement cost would be affected in future years.

Discount Rate Our assumed discount rate of 6.00% at December 31, 2006 reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants on that date. We determined our discount rate based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. For the year ended December 31, 2006, we increased our discount rate by 0.25%, resulting in a decrease in our pension plan benefit of $1,040 and a decrease in our postretirement benefit obligation of $1,030. For the year ended December 31, 2005, we reduced our discount rate by 0.25%, resulting in an increase in our pension plan benefit obligation of $609 and an increase in our postretirement benefit obligation of $844. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost, and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Expected Long-Term Rate of Return Our expected long-term rate of return on plan assets of 8.50% for 2007 and 2006 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisors. This assumption, which is based on our long-term expectations of market returns in future years, is one of the most significant of the weighted-average assumptions used to determine our actuarial estimates of pension and postretirement benefit expense. If all other factors were to remain unchanged, we expect that a 1% decrease in the expected long-term rate of return would cause 2007 combined pension and postretirement cost to increase $802 over 2006.

Dollars in millions except per share amounts

Composite Rate of Compensation Increase Our expected composite rate of compensation increase of 4% for 2006 and 2005 reflects the long-term average rate of salary increases.

Health Care Cost Trend Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Additionally, to recognize the disproportionate growth in prescription drug costs, we have developed separate trend assumptions for medical and prescription drugs. In addition to the health care cost trend, we assume an annual 3% growth in administrative expenses. Due to benefit design changes in recent years (e.g., increased co-pays and deductibles for prescription drugs and certain medical services), we continue to experience better than expected claims experience. The following table provides our assumed average health care cost trend based on the demographics of plan participants.

	2007	2006
Health care cost trend rate assumed for current year		
Retirees 64 and under	**6.43%**	7.00%
Retirees 65 and over	**7.50%**	8.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that rate reaches the ultimate trend rate	**2010**	2009

Due to multiple years of better than assumed experience on dental claims, we reduced our assumed annual dental cost trend from 5% to 3% in 2007. A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-Point Increase	One Percentage-Point Decrease
Increase (decrease) in total of service and interest cost components	$ 351	$ (279)
Increase (decrease) in accumulated postretirement benefit obligation	4,891	(4,040)

For the majority of our labor contracts that contain an annual dollar value cap for the purpose of determining contributions required from nonmanagement retirees who retire during the term of the labor contract, we have waived the cap during the relevant contract periods and thus not collected contributions from those retirees, and we have similarly waived the cap for nonmanagement retirees who retired prior to inception of the labor contract. Therefore, in accordance with the substantive plan provisions required in accounting for postretirement benefits under GAAP, we do not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., for GAAP purposes, we assumed the cap would be waived for all future contract periods).

Plan Assets

Plan assets consist primarily of private and public equity, government and corporate bonds, and real estate. The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are: to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios; to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations; and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has a broadly diversified style. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy is based on our legacy operations, ATTC and BellSouth asset weighted allocation and forecasting studies that have been conducted within the last few years for the postretirement benefit plans.

The following table presents the asset targets by asset category and does not reflect updated targets for the December 29, 2006 acquisition of BellSouth due to the proximity of that transaction to year-end. It is our intention to perform forecasting studies during 2007 that will establish appropriate investment strategies for all AT&T plan assets.

The plans' weighted-average asset target and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31 are as follows:

	Pension Assets			Postretirement (VEBA) Assets		
	Target	**2006**	2005	Target	**2006**	2005
Equity securities						
Domestic	35% − 45%	**38%**	41%	45% − 55%	**51%**	51%
International	15% − 25%	**19**	17	10% − 20%	**22**	16
Debt securities	20% − 30%	**26**	29	12% − 22%	**18**	28
Real estate	5% − 10%	**8**	6	3% − 9%	**2**	1
Other	5% − 10%	**9**	7	9% − 15%	**7**	4
Total		**100%**	100%		**100%**	100%

At December 31, 2006, the pension assets included 4.3 million shares of AT&T common stock with a fair value of $152 and AT&T bonds with a notional amount of $62 and fair value of $68. As a result of our acquisition of BellSouth, pension assets increased by 2.4 million shares of AT&T stock with a fair value of $86 and AT&T bonds with a notional value of $16 and fair value of $17. During 2006, the pension plans purchased $19 and sold $19 of AT&T bonds. Additionally, during 2006, the pension plan purchased and sold AT&T common stock of $22 and $38, respectively. Pension plan holdings in AT&T securities represented 0.3% of total plan assets at December 31, 2006.

At December 31, 2006, the VEBA assets included 1.6 million shares of AT&T common stock with a fair value of $56 and AT&T bonds with a notional amount and fair value of $5. As a result of our acquisition of BellSouth, the VEBA assets increased by 949,000 shares of AT&T stock with a fair value of $34 and AT&T bonds with a notional and fair value of $3. During 2006, the VEBAs purchased $1 of AT&T bonds and $8 of AT&T common stock. VEBA holdings in AT&T securities represented 0.4% of total plan assets at December 31, 2006.

Estimated Future Benefit Payments
Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2006. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2007	$ 4,920	$ 2,531	$ (120)
2008	4,711	2,652	(132)
2009	4,824	2,768	(143)
2010	4,840	2,859	(154)
2011	4,854	2,947	(164)
Years 2012 − 2016	23,705	15,022	(1,074)

Supplemental Retirement Plans
We also provide senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated nonbankruptcy remote trust that are used to provide for these benefits. These plans include supplemental pension benefits as well as compensation deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral.

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans' benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amounts recorded as "Other noncurrent liabilities" on our Consolidated Balance Sheets at December 31, 2006 and 2005 were $2,470 and $1,381, respectively.

At December 31, 2006 we increased our other noncurrent liabilities $386 ($375 for net losses and $11 for prior service costs) and decreased our other comprehensive income $240 (net of deferred taxes of $146) for the adoption of FAS 158 (see Note 1). Prior to our adoption of FAS 158, at December 31, 2005 we had recorded an additional minimum pension liability as a direct charge to equity of $217 (net of deferred taxes of $134), as the accumulated benefit obligation of certain plans exceeded the recorded liability.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2006	2005
Projected benefit obligation	**$(2,470)**	$(1,800)
Accumulated benefit obligation	**(2,353)**	(1,730)
Fair value of plan assets	**—**	—

The following table presents the components of net periodic benefit cost (gains are denoted with parentheses and losses are not):

	2006	2005
Service cost − benefits earned during the period	**$ 15**	$ 8
Interest cost on projected benefit obligation	**108**	73
Amortization of prior service cost	**4**	9
Recognized actuarial loss	**29**	23
Net supplemental retirement pension cost	**$156**	$113

Deferred compensation expense was $39 in 2006, $46 in 2005 and $44 in 2004. Our deferred compensation liability, included in "Other noncurrent liabilities," was $996 at December 31, 2006 and $574 at December 31, 2005.

Dollars in millions except per share amounts

Non-U.S. Plans

As part of our ATTC acquisition, we acquired certain non-U.S. operations that have varying types of pension programs providing benefits for substantially all of their employees. As described earlier and in accordance with FAS 106, we eliminated previously existing unrecognized net gains or losses, unrecognized prior service costs and unrecognized net transition obligations. The following table provides the plans' benefit obligations and fair value of assets and a statement of the funded status at December 31.

The net amounts recorded as "Postemployment benefit obligation" on our Consolidated Balance Sheets at December 31, 2006 and 2005 were $158 and $236, respectively.

	2006	2005
Benefit obligations at end of year	**$(1,016)**	$(906)
Fair value of plan assets	**858**	650
(Unfunded) benefit obligation	**(158)**	(256)

The following table provides information for certain non-U.S. defined benefit pension plans with accumulated benefit obligations in excess of plan assets:

	2006	2005
Projected benefit obligation	**$1,016**	$906
Accumulated benefit obligation	**874**	765
Fair value of plan assets	**858**	650

We recognized a net loss of $64 in our accumulated other comprehensive income at December 31, 2006. The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $3.

The following table presents the components of net periodic benefit cost (gains are denoted with parentheses and losses are not):

	2006	2005
Service cost – benefits earned during the period	**$ 27**	$ 3
Interest cost on projected benefit obligation	**45**	5
Expected return on assets	**(43)**	(4)
Net pension cost	**$ 29**	$ 4

The December 31, 2006, benefit obligations were determined using a weighted-average discount rate of 4.86% and a weighted-average rate of compensation increase of 4.36%. Net periodic pension cost was $29 for the year ended December 31, 2006, and was determined using the following weighted-average assumptions: discount rate of 4.55%, compensation increase of 4.25% and expected return on plan assets of 6.09%.

The December 31, 2005, benefit obligations were determined using a weighted-average discount rate of 4.55% and a weighted-average rate of compensation increase of 4.25%. Net periodic pension cost was $4 for the 43 days ended December 31, 2005, and was determined using the following weighted-average assumptions: discount rate of 4.90%, compensation increase of 4.25% and expected return on plan assets of 6.15%.

Contributory Savings Plans

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

In December 2006, we completed our acquisition of BellSouth, thereby acquiring AT&T Mobility; and in November 2005, we acquired ATTC. We currently intend to maintain coverage of employees in savings plans, which provide for a match of a percentage of employee contributions up to certain limits.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees' accounts and was $412, $334 and $316 for the years ended December 31, 2006, 2005 and 2004.

NOTE 11. STOCK-BASED COMPENSATION

In September 2005, we adopted FAS 123(R), which is a revision of FAS 123. FAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" using the modified retrospective method.

By using the modified retrospective method to adopt FAS 123(R), we increased the amount of excess tax benefits we had previously recorded on our Consolidated Balance Sheets. Our accounting under FAS 123(R) may affect our ability to fully realize the value shown on our balance sheet of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the strike price plus the fair value of the option at the grant date. The provisions of FAS 123(R) do not allow a valuation allowance to be recorded unless the company's future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected in our balance sheet. However, to the extent that additional tax benefits are generated in excess of the deferred taxes associated with compensation expense previously recognized, the potential future impact on income would be reduced.

In connection with the December 2006 acquisition of BellSouth, all outstanding BellSouth stock-based compensation plans were restructured based on the 1.325 per share conversion rate and subsequently issued in AT&T shares of stock or stock units. We converted and recorded 83 million stock options.

In connection with the November 2005 acquisition of ATTC, all outstanding ATTC stock-based compensation plans were restructured based on the 0.77942 per share conversion rate and the special dividend, and subsequently issued in AT&T shares of stock or stock units. We converted and recorded 86 million stock options.

At December 31, 2006, we had various stock-based compensation plans, which are described below. The compensation cost recognized for those plans for the years ended December 31 was $293 in 2006, $143 in 2005 and $153 in 2004 and is included in "Selling, general and administrative" on our Consolidated Statements of Income. The total income tax benefit recognized on the Consolidated Statements of Income for stock-based compensation arrangements for the years ended December 31, 2006, 2005 and 2004 was $113, $54 and $58.

Under our various plans, senior and other management and nonmanagement employees and nonemployee directors have received stock options, performance stock units and other nonvested stock units. Stock options issued through December 31, 2006 carry exercise prices equal to the market price of our stock at the date of grant. Beginning in 1994 and ending in 1999, certain employees of AT&T Teleholdings, Inc. (formerly known as Ameritech) were awarded grants of nonqualified stock options with dividend equivalents. During 2006, we amended our stock option plan to vest upon the date of grant. Prior to 2006, depending on the grant, stock options could occur up to five years from the date of grant, with most options vesting ratably over three years. Performance stock units, which are nonvested stock units, are granted to key employees based upon the stock price at the date of grant and are awarded in the form of common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. Other nonvested

stock units are valued at the market price of our stock at the date of grant and vest over a three- to five-year period. As of December 31, 2006, we were authorized to issue up to 143 million shares of stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees and directors pursuant to these various plans.

The compensation cost that has been charged against income for our stock-based compensation plans is as follows:

	2006	2005	2004
Performance stock units	$274	$116	$ 65
Stock option expense	13	19	75
Other	6	8	13
Total	$293	$143	$153

The estimated fair value of the options when granted is amortized to expense over the options' vesting or required service period. The fair value for these options was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005	2004
Risk-free interest rate	4.94%	4.15%	4.21%
Dividend yield	4.75%	5.38%	5.00%
Expected volatility factor	21.79%	22.47%	23.78%
Expected option life in years	8.00	8.00	7.00

A summary of option activity as of December 31, 2006, and changes during the period then ended, is presented below (shares in millions):

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[1]
Outstanding at January 1, 2006	277	$39.74		
Granted	2	28.01		
Converted from BellSouth[2]	83	30.40		
Exercised	(24)	24.73		
Forfeited or expired	(29)	42.79		
Outstanding at December 31, 2006	309	$37.96	2.95	$941
Exercisable at December 31, 2006	307	$38.03	2.90	$923

[1]Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).
[2]Options converted from BellSouth used the following weighted-average assumptions: risk-free interest rate of 4.84%, dividend yield of 5.20%, expected volatility factor of 19.05% and had an expected option life of up to 4 years. The weighted-average fair value of each option converted was $2.02.

The weighted-average fair value of each option granted during the year ended December 31 was $4.78 in 2006, $3.39 in 2005 and $4.06 in 2004. The total intrinsic value of options exercised during the year was $134 in 2006, $24 in 2005 and $33 in 2004.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2006, and changes during the period then ended is presented below (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	15	$24.91
Granted	15	25.45
Converted from BellSouth	6	21.54
Vested	(10)	25.95
Forfeited	(1)	25.18
Nonvested at December 31, 2006	25	$24.03

As of December 31, 2006, there was $230 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.75 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $246, $38 and $24.

Cash received from option exercises under all stock-based payment arrangements for the years ended December 31 was $614 in 2006, $192 in 2005 and $234 in 2004. The actual tax benefit realized for the tax deductions from option exercises from these arrangements for the years ended December 31, 2006, 2005 and 2004 totaled $28, $9 and $12.

It is our policy to satisfy share option exercises using our treasury shares.

NOTE 12. STOCKHOLDERS' EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In March 2006, the Board of Directors authorized the repurchase of up to 400 million shares of our common stock. This authorization replaced previous authorizations and will expire on December 31, 2008. As of December 31, 2006, we had repurchased approximately 84 million shares under the program.

NOTE 13. ADDITIONAL FINANCIAL INFORMATION

	December 31,	
Balance Sheets	**2006**	2005
Accounts payable and accrued liabilities:		
Accounts payable	$ 6,919	$ 4,466
Accrued rents and other	5,013	1,015
Advance billing and customer deposits	3,402	1,717
Accrued payroll	3,111	2,104
Deferred directory revenue	1,721	1,832
Current portion of employee benefit obligation	973	1,505
Compensated future absences	759	875
Accrued interest	722	473
Other	2,888	3,101
Total accounts payable and accrued liabilities	$25,508	$17,088
Deferred compensation (included in Other noncurrent liabilities)	$ 2,064	$ 1,127

Statements of Income	**2006**	2005	2004
Advertising expense	$ 1,530	$ 812	$ 862
Interest expense incurred	$ 1,916	$ 1,492	$ 1,054
Capitalized interest	(73)	(36)	(31)
Total interest expense	$ 1,843	$ 1,456	$ 1,023

Statements of Cash Flows	**2006**	2005	2004
Cash paid during the year for:			
Interest	$ 1,666	$ 1,395	$ 1,043
Income taxes, net of refunds	2,777	2,038	506

Statements of Stockholders' Equity	**2006**	2005	2004
Accumulated other comprehensive income is comprised of the following components, net of taxes, at December 31:			
Foreign currency translation adjustment	$ (488)	$ (505)	$ (555)
Unrealized gains on securities	345	340	391
Unrealized (losses) on cash flow hedges	(172)	(191)	(196)
Defined benefit postretirement plan	(4,999)	—	—
Accumulated other comprehensive (loss)	$(5,314)	$ (356)	$ (360)

No customer accounted for more than 10% of consolidated revenues in 2006, 2005 or 2004.

Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill for the years ended December 31, 2006 and 2005 are as follows:

	Wireline Segment	Wireless Segment	Directory Segment	Other Segment	Total
Balance as of January 1, 2005	$ 724	$ —	$ 8	$ 893	$ 1,625
Goodwill acquired	12,071	—	—	370	12,441
Goodwill written off related to sale of business unit	—	—	—	(11)	(11)
Balance as of December 31, 2005	12,795	—	8	1,252	14,055
Goodwill acquired	197	27,429	128	26,606	54,360
Goodwill adjustment related to ATTC acquisition	(989)	—	—	—	(989)
Other	—	155	—	76	231
Balance as of December 31, 2006	**$12,003**	**$27,584**	**$136**	**$27,934**	**$67,657**

Goodwill is tested annually for impairment, with any impairments being expensed in that period's income statement. Goodwill recorded in 2005 to our ATTC segment related to our November 2005 acquisition of ATTC was reallocated in 2006 primarily to our wireline segment and was further reduced in 2006 by $976 upon completion of purchase accounting adjustments and by $13 for the tax effect of stock options exercised (see Note 2). Goodwill recorded in 2006 to our wireless and other segments primarily relates to our December 2006 acquisition of BellSouth and, as allowed by GAAP, is subject to adjustment for one-year as we finalize the valuations of assets acquired and liabilities assumed in that transaction. As part of the final valuation we will determine to which entities and to what extent the benefit of the acquisition applies, and will record the appropriate goodwill to that entity, which may affect our segment presentation.

Our other intangible assets are summarized as follows:

	December 31, 2006		December 31, 2005	
Other Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists and relationships:				
AT&T Mobility	**$ 9,530**	**$1,948**	$ —	$ —
BellSouth	**9,230**	**—**	—	—
ATTC	**3,050**	**1,082**	3,050	184
Other	**395**	**253**	380	213
Subtotal	**22,205**	**3,283**	3,430	397
Other	**1,973**	**714**	1,100	589
Total	**$24,178**	**$3,997**	$4,530	$986
Indefinite life intangible assets not subject to amortization:				
Licenses	**$34,252**		$ 59	
Trade name	**5,307**		4,900	
Total	**$39,559**		$4,959	

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets with a weighted-average amortization period of 7.1 years (7.2 years for customer lists and relationships and 5.8 years for other). Amortization expense for definite-life intangible assets was $1,033, $271 and $117 for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense is estimated to be $5,870 in 2007, $4,190 in 2008, $3,340 in 2009, $2,550 in 2010 and $1,680 in 2011.

Licenses includes FCC licenses of $33,979 that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses and therefore treat the FCC licenses as an indefinite-lived intangible asset.

Dollars in millions except per share amounts

NOTE 14. TRANSACTIONS WITH AT&T MOBILITY

Prior to our December 29, 2006 acquisition of BellSouth (see Note 2), we and BellSouth, the two owners of AT&T Mobility, each made a subordinated loan to AT&T Mobility (shareholder loans). Our shareholder loan to AT&T Mobility totaled $4,108 at December 31, 2005. This loan carried an annual 6.0% interest rate. We and BellSouth also entered into a revolving credit agreement with AT&T Mobility to provide short-term financing for operations. Our share of advances to AT&T Mobility under the revolving credit agreement was $307 at December 31, 2005, and is reflected in "Investments in and Advances to AT&T Mobility" on our Consolidated Balance Sheet. During 2005, AT&T Mobility repaid $1,747 to reduce the balance of its shareholder loan in accordance with the terms of the revolving credit agreement. Following the BellSouth acquisition, mentioned above, both our shareholder loan and our revolving credit agreement with AT&T Mobility were consolidated and do not appear on our Consolidated Balance Sheet at December 31, 2006. We earned interest income on our shareholder loan of $246 during 2006, $311 in 2005 and $354 in 2004.

Prior to our December 29, 2006 acquisition of BellSouth, we generated revenues of $1,466 in 2006, $869 in 2005 and $602 in 2004 for services sold to AT&T Mobility. These revenues were primarily from access and long-distance services sold to AT&T Mobility on a wholesale basis and commissions revenue related to customers added through AT&T sales sources. The offsetting expense amounts were recorded by AT&T Mobility, and 60% of these expenses were included in our "Equity in net income of affiliates" line on our Consolidated Statements of Income when we reported our 60% proportionate share of AT&T Mobility's results.

NOTE 15. DISCONTINUED OPERATIONS

In September 2004, we sold our interest in the directory advertising business in Illinois and northwest Indiana to Donnelley and received net proceeds of $1,397. As part of this transaction we recorded a gain of $1,357 ($827 net of tax) in our 2004 results.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," we have reclassified the results from our directory advertising business in Illinois and northwest Indiana as discontinued operations, restating previously reported results to reflect the reclassification on a comparable basis. The operational results and the gain associated with the sale of this business are presented in the "Income From Discontinued Operations, net of tax" line item on our Consolidated Statements of Income. Prior to the reclassification, these results were reported in our directory segment.

Summarized financial information for the Illinois and northwest Indiana directory advertising business is as follows:

Year ended December 31,	**2006**	2005	2004
Operating revenues	**$ —**	$ —	$311
Operating income	**—**	—	132
Income taxes	**—**	—	51
Net income from operations	**—**	—	81
Gain on disposal, net of tax	**—**	—	827

The assets and liabilities of the discontinued operations were $0 as of December 31, 2006 and 2005.

NOTE 16. CONTINGENT LIABILITIES

In addition to issues specifically discussed elsewhere, we are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," in evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position, results of operations or cash flows.

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $2,564 in 2007, $2,100 in total for 2008 and 2009, $802 in total for 2010 and 2011 and $331 in total for years thereafter.

NOTE 17. SUBSEQUENT EVENT

As part of the dissolution of AT&T Mobility's joint venture agreement with T-Mobile USA (T-Mobile), both parties were required to exchange certain spectrum licenses and we committed to purchase a minimum number of minutes on T-Mobile's California/Nevada and New York networks during a specified transition period. In January 2007, we received 10 MHz of spectrum in the New York market; T-Mobile received 5 MHz of spectrum in each of nine markets in California, the largest of which is San Diego. T-Mobile also notified us of its intent to exercise its option to purchase an additional 10 MHz of spectrum in the San Diego market, with the transaction closing expected during the second quarter of 2007. Concurrent with T-Mobile's notification to purchase the San Diego spectrum, T-Mobile communicated to us that it will not exercise its option to purchase 10 MHz of spectrum in the Los Angeles market.

We expect to record a net gain in connection on these transactions, estimated to be between $150 to $250 net of tax, principally due to the value of the New York spectrum received. The gain is net of $55 of costs previously deferred, which related to parts of the dissolution transaction completed in prior periods. This gain is subject to valuation revisions of the assets exchanged and the resolution of remaining business matters governed by the dissolution agreement.

NOTE 18. SUBSIDIARY FINANCIAL INFORMATION

We have fully and unconditionally guaranteed a 2006 debt issuance of BellSouth, which is a wholly-owned subsidiary of AT&T as of December 29, 2006. (See Note 2)

In accordance with Securities and Exchange Commission (SEC) rules, we are providing the following condensed consolidating financial information. The Parent column presents investments in all subsidiaries under the equity method of accounting. We have listed BellSouth separately because we have guaranteed securities that are legal obligations of BellSouth that would otherwise require SEC periodic reporting for 2006. In the following Condensed Consolidating Statements of Income and the Condensed Consolidating Statements of Cash Flows, the BellSouth column represents 100% of the results from BellSouth for the two days following the December 29, 2006 acquisition. All other wholly-owned subsidiaries are presented in the Other column. The consolidating adjustments column (Adjs.) eliminates the intercompany balances and transactions between our subsidiaries.

Condensed Consolidating Statements of Income
For the Twelve Months Ended December 31, 2006

	Parent	BellSouth	Other	Adjs.	Total
Total operating revenues	$ —	$113	$71,845	$(8,903)	$63,055
Total operating expenses	(184)	82	61,772	(8,903)	52,767
Operating Income	184	31	10,073	—	10,288
Interest expense	1,019	6	3,521	(2,703)	1,843
Equity in net income of affiliates	5,874	4	2,511	(6,346)	2,043
Other income (expense) – net	2,926	3	(253)	(2,283)	393
Income Before Income Taxes	7,965	32	8,810	(5,926)	10,881
Income taxes	609	10	2,906	—	3,525
Net Income	$7,356	$ 22	$ 5,904	$(5,926)	$ 7,356

Condensed Consolidating Statements of Income
For the Twelve Months Ended December 31, 2005

	Parent	BellSouth	Other	Adjs.	Total
Total operating revenues	$ —	$ —	$49,563	$(5,799)	$43,764
Total operating expenses	(142)	—	43,537	(5,799)	37,596
Operating Income	142	—	6,026	—	6,168
Interest expense	868	—	2,590	(2,002)	1,456
Equity in net income of affiliates	2,634	—	711	(2,736)	609
Other income (expense) – net	2,407	—	(81)	(1,929)	397
Income Before Income Taxes	4,315	—	4,066	(2,663)	5,718
Income taxes	(471)	—	1,403	—	932
Net Income	$4,786	$ —	$ 2,663	$(2,663)	$ 4,786

Condensed Consolidating Statements of Income
For the Twelve Months Ended December 31, 2004

	Parent	BellSouth	Other	Adjs.	Total
Total operating revenues	$ —	$ —	$45,650	$(4,917)	$40,733
Total operating expenses	(182)	—	39,931	(4,917)	34,832
Operating Income	182	—	5,719	—	5,901
Interest expense	417	—	1,255	(649)	1,023
Equity in net income of affiliates	5,035	—	1,714	(5,876)	873
Other income (expense) – net	1,039	—	183	192	1,414
Income Before Income Taxes	5,839	—	6,361	(5,035)	7,165
Income taxes	(48)	—	2,234	—	2,186
Income from Continuing Operations	5,887	—	4,127	(5,035)	4,979
Income from Discontinued Operations, net of tax	—	—	908	—	908
Net Income	$5,887	$ —	$ 5,035	$(5,035)	$ 5,887

Notes to Consolidated Financial Statements (continued)
Dollars in millions except per share amounts

Condensed Consolidating Balance Sheets
December 31, 2006

	Parent	BellSouth	Other	Adjs.	Total
Cash and cash equivalents	$ 225	$ 408	$ 1,785	$ —	$ 2,418
Accounts receivable – net	47,544	3,602	39,841	(74,793)	16,194
Other current assets	406	887	5,666	(18)	6,941
Total current assets	48,175	4,897	47,292	(74,811)	25,553
Property, plant and equipment – Net	191	18,498	75,907	—	94,596
Goodwill	349	26,467	40,841	—	67,657
Intangible Assets – Net	—	10,085	49,655	—	59,740
Investments in Equity Affiliates	109,916	32,824	45,072	(185,817)	1,995
Other Assets	1,591	13,592	16,006	(10,096)	21,093
Total Assets	$160,222	$106,363	$274,773	$(270,724)	$270,634
Debt maturing within one year	$ 25,614	$ 2,770	$ 51,718	$ (70,369)	$ 9,733
Other current liabilities	3,227	4,043	30,247	(6,768)	30,749
Total current liabilities	28,841	6,813	81,965	(77,137)	40,482
Long-term debt	14,264	14,103	28,994	(7,298)	50,063
Other noncurrent liabilities	1,577	18,627	44,461	(116)	64,549
Total stockholders' equity	115,540	66,820	119,353	(186,173)	115,540
Total Liabilities and Stockholders' Equity	$160,222	$106,363	$274,773	$(270,724)	$270,634

Condensed Consolidating Balance Sheets
December 31, 2005

	Parent	BellSouth	Other	Adjs.	Total
Cash and cash equivalents	$ 220	$ —	$ 1,004	$ —	$ 1,224
Accounts receivable – net	45,076	—	34,475	(70,200)	9,351
Other current assets	341	—	3,738	—	4,079
Total current assets	45,637	—	39,217	(70,200)	14,654
Property, plant and equipment – Net	129	—	58,598	—	58,727
Goodwill	349	—	13,706	—	14,055
Intangible Assets – Net	15	—	8,488	—	8,503
Investments in Equity Affiliates	43,115	—	14,214	(55,298)	2,031
Investments in and Advances to AT&T Mobility	4,415	—	48,581	(21,592)	31,404
Other Assets	2,365	—	15,173	(1,280)	16,258
Total Assets	$96,025	$ —	$197,977	$(148,370)	$145,632
Debt maturing within one year	$22,397	$ —	$ 69,742	$ (87,684)	$ 4,455
Other current liabilities	3,171	—	23,512	(5,720)	20,963
Total current liabilities	25,568	—	93,254	(93,404)	25,418
Long-term debt	13,841	—	12,863	(589)	26,115
Other noncurrent liabilities	1,926	—	36,248	1,235	39,409
Total stockholders' equity	54,690	—	55,612	(55,612)	54,690
Total Liabilities and Stockholders' Equity	$96,025	$ —	$197,977	$(148,370)	$145,632

Condensed Consolidating Statements of Cash Flows
Twelve Months Ended December 31, 2006

	Parent	BellSouth	Other	Adjs.	Total
Net cash from operating activities	$ 5,017	$ 22	$ 7,104	$ 3,472	$15,615
Net cash from investing activities	(1,435)	386	(7,244)	—	(8,293)
Net cash from financing activities	(3,577)	—	921	(3,472)	(6,128)
Net Increase in Cash	$ 5	$408	$ 781	$ —	$ 1,194

Condensed Consolidating Statements of Cash Flows
Twelve Months Ended December 31, 2005

	Parent	BellSouth	Other	Adjs.	Total
Net cash from operating activities	$ 4,969	$ —	$10,567	$ (2,562)	$ 12,974
Net cash from investing activities	2,849	—	(3,823)	—	(974)
Net cash from financing activities	(8,227)	—	(5,561)	2,562	(11,226)
Net increase (decrease) in cash from continuing operations	(409)	—	1,183	—	774
Net increase (decrease) in cash from discontinued operations	—	—	(310)	—	(310)
Net Increase (Decrease) in Cash	$ (409)	$ —	$ 873	$ —	$ 464

Condensed Consolidating Statements of Cash Flows
Twelve Months Ended December 31, 2004

	Parent	BellSouth	Other	Adjs.	Total
Net cash from operating activities	$(14,941)	$ —	$ 1,830	$24,061	$ 10,950
Net cash from investing activities	(407)	—	(20,340)	—	(20,747)
Net cash from financing activities	11,367	—	17,304	(24,061)	4,610
Net increase (decrease) in cash from continuing operations	(3,981)	—	(1,206)	—	(5,187)
Net increase in cash from discontinued operations	—	—	1,141	—	1,141
Net Increase (Decrease) in Cash	$ (3,981)	$ —	$ (65)	$ —	$ (4,046)

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table represents our quarterly financial results:

						Stock Price		
Calendar Quarter	Total Operating Revenues	Operating Income	Net Income	Basic Earnings Per Share[1]	Diluted Earnings Per Share[1]	High	Low	Close
2006								
First	$15,756	$ 2,191	$1,445	$0.37	$0.37	$28.82	$24.24	$27.04
Second	15,770	2,604	1,808	0.47	0.46	28.03	24.72	27.89
Third	15,638	2,917	2,165	0.56	0.56	33.76	26.35	32.56
Fourth	15,891	2,576	1,938	0.50	0.50	36.21	31.57	35.75
Annual	$63,055	$10,288	$7,356	1.89	1.89			
2005								
First	$10,234	$1,556	$885	$0.27	$0.27	$25.98	$22.99	$23.69
Second	10,317	1,518	1,000	0.30	0.30	24.33	22.78	23.75
Third	10,304	1,962	1,246	0.38	0.38	24.97	23.20	23.97
Fourth	12,909	1,132	1,655	0.46	0.46	25.60	21.75	24.49
Annual	$43,764	$6,168	$4,786	1.42	1.42			

[1]Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted-average shares for the quarters versus the weighted-average shares for the year.

Report of Management

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by year-end, are the responsibility of management, as is all other information included in the Annual Report, unless otherwise indicated.

The financial statements of AT&T Inc. (AT&T) have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. Management has made available to Ernst & Young LLP all of AT&T's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by AT&T is recorded, processed, summarized, accumulated and communicated to its management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure, and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Management also seeks to ensure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communication programs aimed at ensuring that its policies, standards and managerial authorities are understood throughout the organization.

The Audit Committee of the Board of Directors meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their respective responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Assessment of Internal Control

The management of AT&T is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. AT&T's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

AT&T management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. We have excluded from the scope of our assessment of internal control over financial reporting the operations and related assets of BellSouth and AT&T Mobility, which we acquired on December 29, 2006. At December 31, 2006 and for the period from December 29 through December 31, 2006, total assets and total revenues subject to BellSouth's internal control over financial reporting represented 27% and 0.2% of AT&T's consolidated total assets and total revenues as of and for the year ended December 31, 2006 and total assets and total revenues subject to AT&T Mobility's internal control over financial reporting represented 36% and 0.3% of AT&T's consolidated total assets and total revenues as of and for the year ended December 31, 2006. Based on its assessment, AT&T management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of the company's internal control over financial reporting. The attestation report is included on Page 82.

Edward E. Whitacre Jr.
Chairman of the Board and
Chief Executive Officer

Richard G. Lindner
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for pension and other postretirement benefits.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

San Antonio, Texas
February 15, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
AT&T Inc.

We have audited management's assessment as described in the "Assessment of Internal Control," included in the accompanying Report of Management, that AT&T Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Assessment of Internal Control," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BellSouth Corporation (BellSouth) or AT&T Mobility LLC (formerly Cingular Wireless LLC), which were acquired on December 29, 2006, and are included in the 2006 consolidated financial statements of the Company. At December 31, 2006, and for the period from December 29 through December 31, 2006, total assets and total revenues subject to BellSouth's internal control over financial reporting represented 27% and 0.2% of the Company's consolidated total assets and total revenues as of and for the year ended December 31, 2006, and total assets and total revenues subject to AT&T Mobility LLC's internal control over financial reporting represented 36% and 0.3% of the Company's consolidated total assets and total revenues as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of BellSouth or AT&T Mobility LLC.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, of the Company and our report dated February 15, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

San Antonio, Texas
February 15, 2007